UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Commission File No. 000-29512

BARBEQUES GALORE LIMITED

(Exact name of Registrant as specified in its charter)

Building A2, Campus Business Park 350-374 Parramatta Road, Homebush,

Sydney, NSW 2144 Australia

Registrant’s telephone number, including area code: 61-2-9704-4177

Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities of Exchange Act of 1934:

☐ Yes                         ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b):

________________

This report on Form 6-K is being furnished for the sole purpose of furnishing complete copies of the following documents: 1) Explanatory Statement and Notice of Meeting of Optionholders and 2) Explanatory Statement and Notices of Meetings of Shareholders. These documents pertain to a proposed Scheme of Arrangement which will result in BBG Australia Pty Limited acquiring all of the ordinary shares in Barbeques Galore Limited (the “Company”) as well as cancellation of all of the options to subscribe for ordinary shares in the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARBEQUES GALORE LIMITED

Date: September 19, 2005	By:	/s/ Robert Gavshon
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

The following document is being furnished to the Commission as an exhibit to, and is incorporated by reference into this Report of Foreign Private Issuer on Form 6-K.

Exhibit	Description
99.1	Explanatory Statement and Notice of Meeting of Optionholders

99.2	Explanatory Statement and Notices of Meetings of Shareholders

BARBEQUES GALORE LIMITED

(ABN 92 008 577 759)

EXPLANATORY STATEMENT

and

Notice of Meeting

of

Optionholders

for a proposed Scheme of Arrangement which will result in

all of the options to subscribe for ordinary shares in Barbeques Galore Limited being cancelled in exchange for consideration to be provided by BBG Australia Pty Limited

The Options Scheme is proposed in conjunction with a proposed scheme of arrangement between Barbeques Galore Limited and its shareholders and a buy-back of the Excluded Shares, which will result in BBG Australia Pty Limited holding all of the ordinary shares in Barbeques Galore Limited (“Share Scheme”).

This document is being sent to Optionholders accompanied

by a copy of the Explanatory Statement in relation to the Share Scheme.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Notice of Meeting

Enclosed with this Explanatory Statement

•	Proxy Form
•	Options Scheme Currency Election Form
•	Reply Envelope
•	Share Scheme Explanatory Statement

IMPORTANT DATES

Key Event	Key Date*

Last time and date by which proxy forms for the Options Scheme Meeting must be received by the Company	12 October 2005 at 11am

Time and date for determining eligibility to vote at the Options Scheme Meeting	12 October 2005 at 5pm

Share Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 10am

Extraordinary General Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 10.30am

Options Scheme Meeting for holders of Options in the Company to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 11am

Court hearing for approval of the Share Scheme and Options Scheme	17 October 2005

Effective Date of the Share Scheme and Options Scheme	18 October 2005

Suspension of trading in ADSs on the NASDAQ	18 October 2005

Record Date for determining entitlement to participate in the Share Scheme and Options Scheme	25 October 2005

Implementation Date for the Share Scheme: payment of Share Scheme Consideration and transfer of Shares to BBGA	1 November 2005

Implementation Date for the Options Scheme: payment of the Options Scheme Consideration to Optionholders and cancellation of Options	1 November 2005

Termination of quotation of ADSs on NASDAQ	1 November 2005 (New York time)

*All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Federal Court of Australia, ASIC, SEC and NASDAQ and other regulatory authorities.

All dates are Sydney time unless otherwise indicated.

IMPORTANT NOTICES

Read This Document and the Share Scheme Explanatory Statement

This document is dated 16 September 2005.

The Share Scheme Explanatory Statement which accompanies this document is incorporated by reference and forms part of this document.

You should read this document and the Share Scheme Explanatory Statement in their entirety before making a decision as to how to vote on the resolution to be considered at the Options Scheme Meeting.

Purpose Of This Booklet

This document is required under Australian Law by Part 5.1 of the Corporations Act in relation to the Options Scheme.

The purpose of this document is to explain the terms of the Options Scheme, the manner in which it will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to your decision whether to approve the Options Scheme.

Responsibility Statement

WHK Corporate Advisory Limited has prepared the Independent Expert’s Report in relation to the Share Scheme and the Options Scheme contained in Section 9 of the Share Scheme Explanatory Statement, and takes responsibility for that report. It is not responsible for any other part of this document or the Share Scheme Explanatory Statement.

Role of ASIC, SEC and NASDAQ

A copy of this document has been examined by ASIC. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Options Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Court hearing to approve the Options Scheme.

The Company will provide a copy of this Explanatory Statement to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K and has informed NASDAQ of the Proposed Transaction.

Neither ASIC, SEC nor NASDAQ nor any of their respective officers takes any responsibility for the contents of this Explanatory Statement.

Investment Decisions

This document does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Options or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to your Options or any other securities.

Defined Terms

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. Please refer to the Glossary in Section 8 of this Explanatory Statement for the meaning of these words and expressions.

Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Explanatory Statement. All numbers are rounded unless otherwise indicated. All references to time in this Explanatory Statement are references to Sydney, Australia time unless otherwise expressly stated.

Privacy and Personal Information

The collection of certain personal information is required or authorised by the Corporations Act.

The Company and its Share Registry may collect personal information in the process of implementing the Options Scheme. The personal information may include the names, addresses, other contact details and details of the Option holdings of Optionholders and the names of individuals appointed by Optionholders as proxies, corporate representatives or attorneys at the Options Scheme Meeting.

Optionholders and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact David Glaser at the Company on (61 2) 9735 4278 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Options Scheme.

The personal information may be disclosed to the Share Registry, to securities brokers and to print and mail service providers, and to the Company’s advisers to the extent necessary to implement the Options Scheme.

The main consequence of not collecting the personal information outlined above would be that the Company may be hindered in, or prevented from, conducting the Options Scheme Meeting and implementing the Options Scheme.

Optionholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Options Scheme Meeting should inform that individual of the matters outlined above.

LETTER FROM THE CHAIRMAN

Dear Optionholder

On 10 August 2005, the Board of Barbeques Galore Limited (the Company) announced that it had signed an agreement for a proposed transaction with a company established and funded by Ironbridge Capital, a leading Australian private equity firm, to acquire the Company in a cash transaction (the Proposed Transaction).

The Proposed Transaction comprises:

(a)	a scheme of arrangement between the Company and its participating shareholders (Share Scheme), which will result in the transfer of all of the ordinary shares in the Company (other than those represented by ADSs currently held by Barbeques Galore, Inc.) to BBG Australia Pty Limited (BBGA) (the company established and funded by Ironbridge Capital private equity funds); and

(b)	a scheme of arrangement between the Company and its optionholders (Options Scheme) which will result in the cancellation of all unexercised options.

Under the Share Scheme, shareholders will receive A$13.00 cash for each Share transferred to BBGA. If the Share Scheme is approved and implemented, the Company will ultimately become a wholly owned subsidiary of BBGA.

Further details of the Share Scheme, and the rationale behind it, are set out in the accompanying Share Scheme Explanatory Statement which you should read carefully.

The purpose of the Options Scheme, which is detailed in this Explanatory Statement, is to cancel all of the outstanding options over unissued shares in the Company which are currently held by employees and directors of the Company, in consideration for a cash payment to Optionholders per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option (converted into A$ using an exchange rate of A$1.00 to US$0.75).

The Options Scheme is a separate scheme of arrangement between the Company and its Optionholders. For the Options Scheme to proceed, it will need to be approved by Optionholders voting at a separate meeting to be held on 14 October 2005. The Options Scheme must also be approved by the Federal Court of Australia. In addition, the Options Scheme will only proceed if the Share Scheme also proceeds. If the Share Scheme proceeds, all unvested Options will vest on the Effective Date, so that all Options will be treated as if they are fully exercisable. Full details of the Options Scheme are contained in this Explanatory Statement.

The Share Scheme is not conditional on the Options Scheme, which means that the Share Scheme can proceed, at BBGA’s discretion, even if the Options Scheme does not (which could occur, for example, if Optionholders do not approve the Options Scheme). If the Options Scheme is not approved by Optionholders, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

At the same time, the Company wishes to buy-back the Shares represented by ADSs currently held by Barbeques Galore, Inc. for nominal consideration (the Buy-back). These ADSs were acquired by Barbeques Galore, Inc. in 2001 with the intention of cancelling the underlying shares in due course. Under Australian law, the cancellation of those shares requires shareholder approval at a general meeting of the Company. The resolution to buy-back these shares is therefore to be considered by shareholders at an extraordinary general meeting to be held immediately following the Share Scheme Meeting (Extraordinary General Meeting).

The Options Scheme Meeting will be held as part of a series of meetings starting at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia on 14 October 2005 at 10am. It will follow immediately after the Share Scheme Meeting and Extraordinary General Meeting.

To help you consider the Options Scheme:

•	the Directors commissioned WHK Corporate Advisory Limited to provide the Independent Expert’s Report. A copy of this report (which relates to both the Share Scheme and the Options Scheme) is set out in Section 9 of the Share Scheme Explanatory Statement and we encourage you to read it in full. You will see from the Independent Expert’s Report that in the opinion of WHK Corporate Advisory, the Options Scheme is in the best interests of the Optionholders; and

•	the Company engaged Greenwoods & Freehills Pty Limited as Australian tax adviser and DLA Piper Rudnick Gray Cary US LLP as US tax adviser to consider the tax consequences of the Options Scheme on Optionholders, and their reports are set out in Sections 4 and 5 of this Explanatory Statement, respectively.

We urge you to read all this information carefully, as it will help you make an informed decision about how to vote at the Options Scheme Meeting.

The Board has closely considered the Proposed Transaction, and believes it provides a good return to our shareholders and optionholders, and at the same time benefits the Company and its employees. The Directors note that the Independent Expert considers that the Proposed Transaction is in the best interests of shareholders and optionholders and therefore unanimously recommends that Optionholders vote in favour of the Options Scheme, in the absence of an alternative proposal on better terms.

In support of the Proposed Transaction, I, along with two other executive directors, Robert Gavshon and Syd Selati, have, out of our own shareholders, granted BBGA an option at A$13.00 per share to acquire 19.9% of the shares in the Company.

As an Optionholder myself, I intend to vote in favour of the Options Scheme. The Options Scheme Meeting will be chaired by either Robert Gavshon or myself. In either case we intend to vote any undirected proxies in favour of the Options Scheme.

Robert Gavshon, John Price, Sydney Selati and Gordon Howlett are Optionholders. They have informed the Board that, in the absence of an alternative proposal on better terms, they intend to vote in favour of the Options Scheme.

The Options Scheme affects your Option holding and your vote is important. Please ensure that you vote in person or by proxy.

If you have any questions about the information contained in this booklet, you can call Robert Gavshon on (61 2) 9735 4111. If you are in doubt as to how to vote, you should consult your investment or other professional adviser.

Sam Linz

Chairman, Barbeques Galore Limited

VOTING INFORMATION

Your Vote is important

For the Options Scheme to be implemented, sufficient Optionholders must vote in favour of the Options Scheme.

The Options Scheme must be approved at a meeting of Optionholders by a majority in number of Optionholders present and voting at that meeting (either in person or by proxy). The Optionholders who vote in favour of the Options Scheme at the meeting must hold at least 75% in value of the total number of Options voted at that meeting. The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

The Options Scheme is dependent on the approval of the Share Scheme by the required majority at the Share Scheme Meeting.

Meeting

The meeting to approve the Options Scheme will be held on the same day as the Share Scheme Meeting and Extraordinary General Meeting, at the same location, immediately following these meetings.

The Options Scheme Meeting will be held on 14 October 2005 at 11am or as soon after that time as the Extraordinary General Meeting is adjourned or concludes.

Can I vote?

The Company has determined that if you are registered as an Optionholder at 5pm (Sydney time) on 12 October 2005, you are entitled to vote at the Options Scheme Meeting. If you are unsure whether you can vote, you can contact David Glaser on (612) 9735 4278 weekdays between 9am and 5pm (Sydney time).

How do I vote?

You can vote at the Options Scheme Meeting in person or by attorney by completing and returning the enclosed proxy form.

An Optionholder who wishes to attend and/or vote at the Options Scheme Meeting:

•	in person, will be admitted to that meeting upon disclosure at the point of entry to the meeting of their name and address; or

•	by proxy or attorney, may do so. That proxy or attorney will be admitted to the meeting upon disclosure at the point of entry to the meeting of the name and address and the identity of their appointor.

Voting by proxy

If you wish to appoint a proxy in respect of the Options Scheme Meeting, you must complete and sign the personalised yellow proxy form which accompanies this document and return the form by post or in person to the Share Registry in the reply envelope provided, or alternatively, by faxing it to (612) 9735 4170. The proxies must be received at the Share Registry by 11am on 12 October 2005.

The sending of a proxy form will not preclude you from attending in person and voting at a meeting at which you are entitled to attend and vote.

Please note that if you are both a Shareholder and an Optionholder and you also wish to appoint a proxy for the Share Scheme Meeting and Extraordinary General Meeting, you should refer to the instructions set out in the Share Scheme Explanatory Statement.

Voting Queries

Further information relating to these voting procedures, the resolution to be proposed at the Options Scheme Meeting, and what constitutes sufficient evidence of the appointment of an attorney are contained in the Notice of Meeting included with this document.

If you have any further questions in relation to the meetings, in Australia please call David Glaser on (612) 9735 4278, or consult your financial or other professional adviser.

EXPLANATORY STATEMENT

1	The Options Scheme

1.1	What is the Options Scheme?

The Options Scheme offered to Optionholders under this Explanatory Statement involves the cancellation of the existing Options (which are currently held by employees and directors of the Company) by way of a scheme of arrangement between the Company and its Optionholders. If the Optionholders approve the Options Scheme (and all other conditions of the Options Scheme are satisfied) each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into $A using an exchange rate of A$1.00 to US$0.75. The amount payable in respect of each of the existing tranches of Options is set out in Section 6.1 of this Explanatory Statement.

The Options Scheme will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Options Scheme is not approved by Optionholders, at BBGA’s discretion. In that case, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

Before the Options Scheme can take effect:

•	the Options Scheme must be approved by the holders of Options attending and voting (either in person or by proxy) at the Options Scheme Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia at 11am;

•	the Share Scheme must be approved by the Shareholders at the Share Scheme Meeting to be held on 14 October 2005 at 10am;

•	the Federal Court of Australia must approve the Share Scheme;

•	the Federal Court of Australia must approve the Options Scheme; and

•	all other conditions of the Share Scheme must be satisfied or waived (these are set out in detail in Section 5.4 of the Share Scheme Explanatory Statement).

If the Share Scheme and Options Scheme are implemented, it will result in BBGA acquiring all of the ordinary shares in the Company. The trading of shares in the Company represented by ADSs on the NASDAQ will then be suspended at the close of trading on or about 18 October 2005.

If the Options Scheme also receives the necessary approvals, the date for determining entitlements to the Options Scheme Consideration will be 25 October 2005. The Company expects the Options Scheme, if approved, will take effect on 18 October 2005.

Payment of the Options Scheme Consideration to Options Scheme Participants is then expected to be made on 1 November 2005. The payment will be made to Options Scheme Participants by cheque posted to each Optionholder at the address of the Optionholder as it appears on the Company’s options register at that time.

1.2	Reasons for the Options Scheme

The reasons for the Proposed Transaction are set out in detail in Section 1.2 of the accompanying Share Scheme Explanatory Statement.

The Share Scheme may proceed regardless of whether or not the Options Scheme proceeds. The reasons for the Options Scheme are therefore:

•	to give Optionholders the opportunity to realise value for their Options at the same time as Shareholders are being given the opportunity to realise value for their Shares, and before any unexercised Options are automatically terminated for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan; and

•	to allow Optionholders to participate in the enhanced consideration which Shareholders are receiving for their Shares representing a 92% premium over the closing stock price of US$5.15 per share immediately prior to the date of announcement of the Proposed Transaction (10 August 2005) based on the exchange rate at that time (see the Share Scheme Explanatory Statement for further details).

2	Important considerations for Optionholders

There are a number of matters that Optionholders need to consider in making a decision as to how to vote on the Options Scheme. These include a number of advantages and disadvantages, some of which will be contingent upon the individual financial and/or taxation position of the Optionholder. Optionholders should consider any advantages or disadvantages relating to the Options Scheme in the context of their individual circumstances, read the Independent Expert’s Report and the relevant Tax Adviser’s Report and seek individual investment and other professional advice if necessary.

2.1	Potential advantages of the Options Scheme

If the Options Scheme is implemented, each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option, converted into A$ using an exchange rate of A$1.00 to US$0.75, for every Option held at the Record Date. These amounts are set out in section 6.1 of this Explanatory Statement.

The potential key advantages of the Options Scheme for Optionholders include:

•	if the Options Scheme is not approved, Optionholders will only be able to realise value for their Options by exercising them and participating in the Share Scheme, and this may have adverse tax consequences for certain Optionholders compared to the Options Scheme;

•	if the Options Scheme is not approved, all Options that have not been exercised by the time the Share Scheme is implemented will automatically be cancelled upon implementation of the Share Scheme for no consideration in accordance with the terms of the 1997 Share Option Plan;

•	the cash consideration payable to Optionholders for their Options is based on a share price which is at a premium to the price at which Shares in the Company have traded during the 3, 6 and 12 months prior to the announcement of the Proposed Transaction based on the volume weighted average price;

•	the Independent Expert has concluded that the Options Scheme is in the best interests of the Optionholders. The Independent Expert’s Report is set out in Section 9 of the Share Scheme Explanatory Statement; and

•	the Options are not generally transferable, and the Options Scheme will enable Optionholders to cease holding their Options without funding the exercise price and acquiring Shares.

2.2	Potential disadvantages of the Options Scheme

Because all Options will be cancelled for no consideration in accordance with the terms of the 1997 Share Option Plan if the Share Scheme is implemented, the Directors do not consider there to be any material disadvantages resulting from the implementation of the Options Scheme unless the A$/US$ exchange rate changes materially from the rate of A$1/US$0.75 that applied when the Options Scheme Consideration was determined. If the Australian dollar appreciates, then in some circumstances Optionholders may receive greater consideration by exercising their Options and participating in the Share Scheme than they would receive under the Options Scheme. However Australian Optionholders should note that the tax implications of exercising their Options and participating in the Share Scheme may be more adverse than if they participated in the Options Scheme, and should seek their own tax advice before considering this approach. Optionholders who are US Persons should note that certain tax benefits may apply to exercising Options intended to be and which qualify as “incentive stock options” within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended. All Optionholders are encouraged to consult their own tax advisor regarding the tax implications of participating in the Option Scheme.

2.3	Other relevant considerations

Since the announcement of the Proposed Transaction on 10 August 2005:

•	no better proposal or higher offer has been forthcoming;

•	the Directors are not aware of any matter which could, in their opinion, give rise to a declaration of unacceptable circumstances in relation to the Share Scheme or the Options Scheme pursuant to Division 2B of part 6.10 of Chapter 6 of the Corporations Act; and

•	the Directors are not aware of any circumstances which would cause the conditions of the Options Scheme referred to in Section 1.1 not to be satisfied or waived. The Company will advise Optionholders of the status of the various conditions at the Options Scheme Meeting. Persons who wish to be informed of the status of the conditions at that time are encouraged to attend the Options Scheme Meeting. The Company will announce to the NASDAQ any relevant matter which affects the likelihood of a condition being satisfied, waived or not being satisfied, in accordance with its disclosure obligations.

2.4	What if Optionholders do not vote in favour of the Options Scheme?

If you do not vote, or do not vote in favour of the Options Scheme, that does not mean that the Options Scheme will not be implemented.

If the Options Scheme is approved by the necessary majority of Optionholders in the Options Scheme Meeting and by the Court (and the Share Scheme is implemented) your Options will be cancelled and you will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into A$ as set out in section 6.1, even though you may have voted against the Options Scheme.

If the Options Scheme is not approved and the Share Scheme is implemented:

•	the Company will be delisted from the NASDAQ;

•	the Company will be controlled by BBGA; and

•	all unexercised Options will be cancelled for no consideration in accordance with the terms of the 1997 Share Option Plan.

3	Implementation of the Options Scheme

3.1	Overall effect of the Options Scheme

If the Options Scheme is implemented, all of the Options held by Optionholders as at the Record Date will be cancelled.

3.2	Steps in implementing the Options Scheme

To implement the Options Scheme, the following steps have been, or must be, taken:

(a)	the Company and BBGA entered into the Implementation Agreement on 10 August 2005 in relation to the Share Scheme and the Options Scheme. A copy of the Implementation Agreement is set out in Section 12 of the Share Scheme Explanatory Statement.

(b)	BBGA will execute a Deed Poll in favour of the Optionholders, undertaking to perform certain of its obligations under the Implementation Agreement. In particular, BBGA will agree to provide the Options Scheme Consideration to the Options Scheme Participants (subject to the satisfaction of certain conditions).

(c)	On 16 September 2005, the Court ordered that the Company convene the Options Scheme Meeting at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia on 14 October 2005 for the purpose of approving the Options Scheme.

(d)	If the Options Scheme is approved by the requisite majority of Optionholders voting at the Options Scheme Meeting and the Share Scheme is also approved, then the Company will apply to the Court for orders approving the Share Scheme and the Options Scheme. The Court may refuse to grant the orders approving the Share Scheme and Options Scheme even if the Options Scheme is approved by the requisite majority of Optionholders.

(e)	If the Court orders referred to in paragraph (d) above are obtained and all of the conditions of the Proposed Transaction are satisfied or waived, then the Company and BBGA will take or procure the taking of the steps required for the Options Scheme to proceed, namely:

•	the Company will lodge with ASIC an office copy of the Court order under section 411 of the Corporations Act approving the Options Scheme; and

•	on the Implementation Date all of the Options will be cancelled by the Company upon confirmation that BBGA has paid the Options Scheme Consideration to each of the Options Scheme Participants in accordance with the provisions of the Options Scheme.

3.3	Conditions

The obligations of the Company and BBGA under the Implementation Agreement which relate to the implementation of the Share Scheme and the Options Scheme are conditional upon the conditions precedent contained in clause 3.1 of the Implementation Agreement being satisfied or waived. If these conditions are not satisfied or waived, the Options Scheme will not be implemented.

A summary of the key conditions contained in the Implementation Agreement is set out in Section 5.4 of the Share Scheme Explanatory Statement.

A copy of the Implementation Agreement appears in Section 11 of the accompanying Share Scheme Explanatory Statement.

Both the Company and BBGA have confirmed that as at the date of this Explanatory Statement, neither of them are aware of any reason why the conditions set out in the Implementation Agreement, being the conditions which have not yet been satisfied or waived, will not be satisfied or waived.

3.4	Termination of the Implementation Agreement

The Implementation Agreement may be terminated in the circumstances set out in Section 5.5 of the Share Scheme Explanatory Statement.

3.5	Effective Date

The Options Scheme will become Effective on the date when an office copy of the order of the Court approving the Options Scheme has been lodged with ASIC or such earlier date as the Court determines and specifies in the Court order. The Company will, upon the Options Scheme becoming Effective, give notice of that event to the NASDAQ. Once the Options Scheme becomes Effective, the Company and BBGA will become bound to implement the Options Scheme in accordance with its terms, subject only to any surviving conditions as referred to in Section 5.4(h) of the Share Scheme Explanatory Statement.

3.6	Determination of Options Scheme Participants

Only Optionholders who hold Options on the Record Date may participate in the Options Scheme. It is anticipated that the Record Date will be 5pm on 25 October 2005.

If the Options Scheme is approved, all certificates or statements of holding of Options will cease to have any effect from the Record Date as documents of title in respect of such Options. As from the Record Date, each entry on the register of Optionholders current at that date will cease to be of any effect other than as evidence of entitlement to the Options Scheme Consideration in respect of the Options relating to that entry.

3.7	Source of Funding

If the Options Scheme is implemented, Optionholders will receive total funds of approximately A$3.604 million (assuming that the number of Options remains 481,540). This consideration will be funded as part of the arrangements referred to in Section 5.9 of the Share Scheme Explanatory Statement.

3.8	Dispatch of payment

Following the implementation of the Options Scheme, BBGA will make payment to each Optionholder by dispatching a cheque in favour of that Option Scheme Participant for the amount concerned (being the total of the Options Scheme Consideration payable for each Option held by that Optionholder as set out in Section 6.1).

BBGA will offer Option Scheme Participants who are US Persons the right to elect to receive their Options Scheme Consideration in US$. Any such election must be for the entire Options Scheme Consideration and be made in writing to BBGA (or the Share Registrar) on the orange form provided not less than 5 Business Days before the Implementation Date. BBGA will convert payments in to US$ as close as practicable to the payment date at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. In default of an election Options Scheme Participants will receive their Options Scheme Consideration in $A. The cost of the exchange arising out of an election will be borne by BBGA.

All fluctuations in the A$/US$ exchange rate will be at the sole risk of the Options Scheme Participants. Accordingly, Options Scheme Participants who are US Persons should be aware and appreciate the following risks in making an election (and take appropriate independent professional advice):

(a)	if Options Scheme Participants make an election, the actual amount of US$ received will depend on the relevant A$/US$ exchange rate prevailing on the Business Day on which funds are made available to BBGA (or its authorised payment agent); and

(b)	the A$/US$ exchange rates prevailing on the date on which an election is made and on the date of payment may be different from that prevailing on the date on which funds are made available to BBGA (or its authorised payment agent).

Options Scheme Participants who are US Persons who fail to make an election (and who will receive their Options Scheme Consideration in A$) will also bear A$/US$ exchange rate risk until they receive payment of the Options Scheme Consideration from BBGA, at which time they will be able to convert the relevant amount to US$ if desired. The costs of any exchange in this case however will be borne by the relevant Options Scheme Participant. Again,

Options Scheme Participants considering not making an election to receive their Options Scheme Consideration in US$ should take appropriate independent professional advice.

3.9	Financial impact on Optionholders and creditors

The financial impact of the Privatisation Proposal and the Options Scheme is summarised in Section 5.11 of the Share Scheme Explanatory Statement.

4	Australian Tax Implications

13 September 2005

The Directors

Barbeques Galore Limited

Building A2

Campus Business Park

350-374 Parramatta Road

HOMEBUSH NSW 2140

Dear Sirs

We have been instructed by Barbeques Galore Limited (“Galore”) to prepare a taxation report on the Australian income tax and goods and services tax (“GST”) issues, for inclusion in an Explanatory Statement, in relation to the transaction described in detail in the Explanatory Statement and summarised below (the “Options Scheme”).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report only outlines the general Australian taxation implications for holders of options in the unissued shares of Galore (“Optionholders”) in respect of their participation in the Options Scheme. We have only dealt with certain resident Optionholders that are individuals, complying superannuation entities and companies that hold their respective investments on capital account. In particular, we have not addressed the tax treatment for Optionholders that hold their securities on revenue account, such as banks and other trading entities or non-resident Optionholders who currently hold options in Galore or who hold options in Galore through a permanent establishment in Australia.

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances.

Terms used in this report are, unless stated otherwise, defined in the same way as they are in the Explanatory Statement, or Special Notices about the Options Scheme, as applicable.

This report is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office (“ATO”) rulings and determinations applicable as at the date of this letter.

MLC Centre Martin Place Sydney NSW 2000 Australia GPO Box 4982 Sydney NSW 2001 Australia	Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516 www.gf.com.au DX 482 Sydney

Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW) Greenwoods & Freehills Pty Limited ABN 60 003 146 852

1	Factual background

On 10 August 2005, Galore and BBG Australia Pty Ltd (“BBGA”) entered into an agreement under which BBGA would make an offer to all shareholders and optionholders of Galore to acquire Galore.

The proposed acquisition by BBGA of all the outstanding options in Galore will be by means of an Options Scheme.

Broadly, the Options Scheme will be a “scheme of arrangement”, requiring approval at a special Optionholders meeting by a majority of Optionholders with 75% of the options voting at the meeting.

Under the Options Scheme, BBGA will pay each Optionholder an amount (the Options Scheme Consideration) as consideration for the cancellation of their options. The Options Scheme Consideration will be calculated as the difference between the bid price for the shares and the exercise price of each option held.

The voting entitlements of an Optionholder will equal the consideration that the Optionholder will receive as a proportion of all consideration to be paid to Optionholders if the Option Scheme becomes effective.

Once the necessary majority of Optionholders approve the Options Scheme, it will then be lodged for approval by the Court.

The Options Scheme is conditional on completion of the acquisition of all of the ordinary shares in Galore by BBGA. That is, Optionholders will only have their options cancelled if all of the conditions in the proposal for BBGA to acquire all the ordinary shares in Galore are satisfied.

We understand that all Optionholders are either employees or directors of Galore, and that all options were acquired under an employee share scheme with Galore.

2	Tax Consequences

Generally, an Optionholder (or an associate of an Optionholder) may be taxed on an amount (the “discount”) equal to the market value of the option in the income year in which the option is acquired.

Concessional arrangement are available to Optionholders who hold certain types of “qualifying options”. Optionholders with qualifying options can, subject to certain conditions, elect to either:

•	defer taxation of the discount for a maximum of 10 years; or

•	be taxed on the discount in the income year that the qualifying option is acquired.

For CGT purposes, Optionholders who participate in the Options Scheme will generally dispose of their options on the Effective Date.

2.1	Income tax

Where an Optionholder holds a qualifying option and elected to defer taxation of the discount, the Optionholder will effectively be taxed on the Options Scheme Consideration as ordinary income for the year of income during which the cancellation occurs. Any capital gain or loss made on disposal of the qualifying option will be disregarded.

Greenwoods\003730105	13 September 2005	page 2
Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW) Greenwoods & Freehills Pty Limited ABN 60 003 146 852

2.2	Capital gains tax (“CGT”)

Where an Optionholder (or an associate) was taxed on the discount in the income year that the option was acquired, for the purposes of determining the capital gains or losses arising on disposal of the options acquired by Optionholders, different rules will apply in determining the cost base of the options. Broadly, the Optionholder will be taken to have paid as consideration for the option the market value of the option at the date of acquisition.

Upon disposal of an option, an Optionholder will make a capital gain if the Options Scheme Consideration in respect of the disposal of the option exceeds the cost base of the option. If the Options Scheme Consideration in respect of the disposal of the option is less than the reduced cost base of the option, the Optionholder will make a capital loss.

While technically the Options Scheme Consideration may be substituted for an amount equal to the market value of the options on the basis the options were never to be cancelled, in our experience, the Australian Taxation Office should generally accept the Options Scheme Consideration as the CGT consideration receivable by an Optionholder in respect of the disposal of their options.

Certain Optionholders who make a capital gain may be eligible for the CGT discount or indexation.

(a)	CGT discount

If an Optionholder is an individual or a trustee and acquired (or is taken to have acquired) for CGT purposes the options at least 12 months prior to the date of their disposal, the amount of the Optionholder’s capital gain is reduced by the relevant CGT discount. In calculating the Optionholder’s capital gain, the cost base must not be indexed.

If an Optionholder who is an individual or trustee applies the CGT discount method, the Optionholder’s taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one-half (or one-third if the Optionholder is a trustee of a complying superannuation entity, approved deposit fund or pooled superannuation fund).

If the Optionholder is a company, the CGT discount is not available. The Optionholder may be entitled to index the cost base (see below).

(b)	Indexed cost base

For options acquired (or taken to have been acquired) prior to 21 September 1999, for CGT purposes, Optionholders may choose to calculate any capital gain on disposal using a cost base indexed for inflation. If the Optionholder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999.

Optionholders who choose to calculate the capital gain using an indexed cost base cannot apply the CGT discount to the capital gain.

3	Goods and Services Tax (“GST”)

No GST should generally be payable in respect of the transactions outlined above. As they all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

Greenwoods\003730105	13 September 2005	page 3
Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW) Greenwoods & Freehills Pty Limited ABN 60 003 146 852

There may be an indirect GST cost for Optionholders who are registered for GST as input tax credits (i.e. credit for GST paid) will generally not be available to the Optionholder in respect of GST paid on supplies relating to the dealings with these options (e.g. legal and other adviser fees).

Yours faithfully

GREENWOODS & FREEHILLS PTY LIMITED

Greenwoods\003730105	13 September 2005	page 4
Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW) Greenwoods & Freehills Pty Limited ABN 60 003 146 852

5	United States Tax Implications

DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303-2215
O 650.833.2159
F 650.833.2001
W www.dlapiper.com

September 14, 2005

The Directors

Barbeques Galore Limited

Building A-2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Re:	Material United States Federal Income Tax
Consequences of Option Scheme

Dear Directors:

Barbeques Galore Limited (the “Company”) has requested us to provide this Tax Advisors’ Report for inclusion in the Explanatory Statement in relation to the Option Scheme. It contains a description of the material United States federal income tax consequences generally applicable to participating U.S. optionholders. As used herein, “U.S. optionholder” means (i) the holder of an option to purchase the ordinary shares of the Company that was granted to the holder as compensation for services, which holder is for U.S. federal income tax purposes an individual citizen or resident of the United States; (ii) the former spouse of an individual set forth in clause (i); (iii) the estate of an individual set forth in clause (i); or (iv) a beneficiary following the death of an individual set forth in clause (i).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This summary is not intended or written to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties. The taxation implication for participating U.S. optionholders may differ from those described below depending on their particular circumstances. This report does not address the tax consequences of the Share Scheme or the Buy-back. Participating U.S. optionholders should seek professional advice specific to their individual circumstances.

This discussion of the material U.S. federal income tax consequences of the Option Scheme to U.S. optionholders is not intended to constitute a complete description of all U.S. income tax consequences relating to the Option Scheme. We strongly urge each U.S. optionholder to consult with his, her or its own tax advisor regarding the specific tax

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September 14, 2005 Page Two

consequences that may result from individual circumstances as well as other federal, state, local, Australian or other tax consequences relating to the Option Scheme.

Taxable Transaction. Pursuant to the terms of the Option Scheme, each U.S. optionolder will receive a payment of an amount equal to A$13 per share less the exercise price per share of an option (the “Cash-Out”). An U.S. optionholder will recognize ordinary income in the amount of the aggregate Cash-Out at the time such amount is paid, regardless of whether the option was an incentive stock option or nonstatutory stock option. Ordinary income is subject to U.S. federal income tax at a maximum rate of 35%.

Withholding. If the U.S. optionholder is an employee or former employee of the Company or the former spouse of an employee or former employee, such income will constitute wages and will therefore be subject to the withholding of applicable federal income tax. These wages will generally be treated as supplemental wages subject to federal income tax withholding at the rate of 25%; provided, that to the extent the individual’s aggregate supplemental wages, including the Cash-Out, exceed $1,000,000 for 2005, the withholding rate applicable to the excess will be 35%.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

6	Additional Information

6.1	Options in the Company

The Options have been granted under the 1997 Share Option Plan. Under the 1997 Share Option Plan, eligible individuals in the employment or service of the Company may, at the discretion of the plan administrator, be granted Options to purchase Shares at an exercise price not less than 85% of their fair market value on the options grant date. Options generally become exercisable either in three equal annual instalments measured from the grant date or in full on or after the specified date.

As at 15 September 2005, the Company had a total of 481,540 unexercised options outstanding. Pursuant to the terms of the 1997 Share Option Plan, all unvested options as at the date the Share Scheme becomes Effective will automatically vest and become exercisable.

The following tables set out the details of the Options on issue together with the Options Scheme Consideration payable per Option:

vested options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of unexercised Options	Options Scheme Consideration
US$6.38	11 April 2005	75,552	A$4.49
US$2.54	1 July 2005	84,686	A$9.61
US$4.10	1 January 2003	22,300	A$7.53
US$3.02	1 July 2002	118,352	A$8.97
US$4.67	1 July1004	122,150	A$6.77
US$5.10	1 September 2005	16,000	A$6.20
US$4.74	15 September 2005	25,000	A$6.68

unvested options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Options Scheme Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	17,500	A$7.32

6.2	Directors and their Interests

The Directors of the Company are named below. Each of the Directors’ interests in Shares held directly (whether in person or through controlled entities) and in the form of ADSs, rights and Options as at the date of this Explanatory Statement are set out in the table below.

Name	Number of Shares held	%	Number of Options held
Sam Linz	1,197,532	28.12	101,050A
Robert Gavshon	344,944	8.10	101,050A
John Price	33,200	0.78	32,125B
Sydney Selati	166,863	3.92	43,825C
Martin Bloom	NIL	*
Gordon Howlett	5,000	*	5,625D
Total	1,747,539	41.03	283,675
* Less than 1% of the outstanding Shares

A 20,200 Options exercisable at US$6.38; 27,438 at US$2.54; 38,412 at US$3.02; and 15,000 at US$4.67

B 6,425 Options exercisable at US$6.38; 9,067 at US$2.54; 12,883 at US$3.02; and 3,750 at US$4.67

C 3,400 Options exercisable at US$6.38; 13,829 at US$2.54; 19,096 at US$3.02; and 7,500 at US$4.67

D 625 Options exercisable at US$6.38; 2,500 at US$2.54; and 2,500 at US$3.02;

The Options held by the above Directors will be cancelled in the same manner as the Options held by other Optionholders if the Options Scheme is implemented.

No other director of the Company as at the date of this Explanatory Statement holds a beneficial interest in any Shares or Options of the Company.

In the four months ending on the day immediately before the day on which this Explanatory Statement was lodged for registration with ASIC, neither the Company nor any associate of the Company, has provided, or agreed to provide, or has received or agreed to receive consideration for a security in BBGA under a sale, purchase or agreement for sale or purchase of securities in BBGA.

It is not proposed under the terms of the Options Scheme that any payment or other benefit will be made or given to any director, secretary or executive officer of the Company or of any corporation related to the Company as compensation for loss of, or as consideration for or in connection with, his retirement from office as director, secretary or executive officer of the Company or any corporation related to the Company, except in respect of prevailing contractual arrangements.

If the Proposed Transaction is implemented, Sam Linz, Robert Gavshon and Sydney Selati will each be terminated as executives of the Company by way of redundancy. A summary of the entitlements they will receive upon termination is set out in Section 3.2 of the Share Scheme Explanatory Statement.

6.3	Directors’ Voting Intentions

Sam Linz, Robert Gavshon, John Price, Sydney Selati and Gordon Howlett have stated that, in the absence of an alternative proposal on better terms, they intend to vote in favour of the Options Scheme at the Options Scheme Meeting in respect of their personal and associated holdings of Options.

Martin Bloom does not hold any Options and will therefore not be voting at the Options Scheme Meeting.

6.4	Directors’ recommendations

The Directors, have closely considered the Proposed Transaction including the Options Scheme, the information in this Explanatory Statement, the Independent Expert’s Report, the Australian Tax Advisers’ Report and the US Tax Adviser’s Report, and recommend in favour of the Options Scheme in the absence of an alternative proposal on better terms.

6.5	Independent Expert’s Report

The Board has engaged WHK Corporate Advisory Limited as the independent expert to report to Optionholders on the Options Scheme. A copy of the Independent Expert’s Report (which also relates to the Share Scheme) is set out in Section 9 of the Share Scheme Explanatory Statement.

In the opinion of WHK Corporate Advisory, the Options Scheme is in the best interests of the Optionholders.

The Directors recommend that you read the Independent Expert’s Report carefully before voting at the Options Scheme Meeting.

WHK Corporate Advisory have consented to the inclusion of the Independent Expert’s Report in the Share Scheme Explanatory Statement and the reference to that document in this Explanatory Statement in the form and context in which it is included and has not withdrawn their consent at the date of this Explanatory Statement. They have not caused or authorised the issue of this Explanatory Statement and take no responsibility for any part of it other than the Independent Expert’s Report and the references to their name.

6.6	Taxation

The Directors recommend that Australian Optionholders read the Australian Tax Adviser’s Report in Section 4 and of this Explanatory Statement and that Optionholders who are US Persons read the US Tax Adviser’s Report in Section 5 of this Explanatory Statement before voting at the meeting.

If you require further information on the tax implications arising out of the Options Scheme or are unclear as to the tax implications, you should seek specific professional advice for your particular circumstances.

Greenwood & Freehills Pty Limited has consented to the inclusion of its Australian Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Australian Tax Adviser’s Report and the references to its name.

DLA Piper Rudnick Gray Cary US LLP has consented to the inclusion of its US Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the US Tax Adviser’s Report and the references to its name.

6.7	ASIC modifications and exemptions

The Company has been granted an exemption by ASIC from the requirement to include certain information in relation to the Options Scheme as required by sections 411(3)(b) and 412(a)(ii) of the Corporations Act and Regulation 5.1.01(1)(a) and Part 2 of Schedule 8 of the Corporations Regulations.

6.8	Right to inspect and obtain copy of register of Optionholders

Under the Corporations Act, any Optionholder has a right to inspect the register of Optionholders maintained by the Company at its registered office free of charge, and to request a copy upon payment of the prescribed fee under the Corporations Act. The register of Optionholders contains details of the names and addresses of all of the Optionholders and other details relating to the terms of the Options.

6.9	Material Changes in the Financial Position of the Company

The latest published financial statements of the Company are the financial statements for the year ended 31 January, for the financial quarter ended 30 April 2005 and for the 6 months ended 31 July 2005, to be published on 16 September 2005. To the knowledge of the Directors, there has not been a material change in the financial position of the Company since 31 July 2005.

6.10	Other Material Information

Other than as contained in this Explanatory Statement and the Share Scheme Explanatory Statement, there is no information material to the making of a decision in relation to the Options Scheme (being information that is within the knowledge of any Director of the Company or a related company, acting in that capacity) that has not previously been disclosed to Optionholders.

7	Key Documents

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited
ABN 92 008 577 759
of Building A2, Campus Business Park, 350-374 Parramatta Road
Homebush NSW 2140
(Galore)

2	The holders of options to subscribe for Shares in Barbeques Galore Limited (Galore)
(Optionholders)

1	Definitions and interpretation

1.1	Definitions

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll dated on or about 16 September 2005 executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation may apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Options Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to “A$” is to the lawful currency of Australia.

(j)	A reference to “US$ is to the lawful currency of the United States of America.

(k)	A reference to a particular time of day shall be a reference to that time in Sydney, Australia.

(l)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australian Capital Territory and is a company limited by shares.

(b)	At 10 August 2005, 494,290 Options were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Options Scheme becomes Effective, then all the Options will be cancelled and BBGA will provide or procure the provision of the Options Consideration to the Optionholders in accordance with the provisions of this Options Scheme; and

(e)	BBGA has entered into a Deed Poll in favour of Optionholders pursuant to which it has covenanted to pay the Options Consideration in accordance with the terms of the Deed Poll.

3	Conditions Precedent to and Effectiveness of the Options Scheme

3.1	Conditions Precedent

The Options Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Deed Poll being terminated before 8.00 am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The fulfilment of the conditions contained within clause 3.1 of this Option Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Options Scheme.

(b)	The Options Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2005.

4	The Options Scheme

(a)	On or before the first Business Day following approval of the Options Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Options Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of bank cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(c)

BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to Galore not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in the Options Register at the Record Date, of a cheque for the Options Consideration due to that Options Scheme Participant in accordance with this Options Scheme.

(e)	Galore must not, and is under no obligation to, recognise or accept any notice purporting to exercise any Option which is received by Galore on or after the Effective Date.

5	Dealings in Options

(a)	For the purpose of establishing who are Optionholders, dealings in Options will only be recognised if valid and registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Options Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a) in respect of those dealings which are received on or before the Record Date at the place where the Options Register is kept provided that any such transmission or transfer is permitted under the terms of the relevant Options.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Record Date, except as required to give effect to this Options Scheme.

(d)	For the purpose of determining entitlements to the Options Consideration, Galore will, until the Options Consideration has been paid, maintain the Options Register in accordance with this clause 5 and the Options Register in this form will solely determine entitlements to the Options Consideration and any other interests under this Options Scheme.

(e)	Galore must procure that within two Business Days after the Record Date, details of the names, registered addresses and holdings of Options of every Options Scheme Participant as shown in the Options Register at the Record Date are available to BBGA in such form as BBGA may reasonably require.

(f)	As from the Record Date, all option certificates for the Options will cease to have effect as documents of title, and each entry on the Options Register at that date will cease to have any effect other than as evidence of entitlement to the Options Consideration.

6	General Options Scheme Provisions

(a)	Should the Court propose to approve this Options Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Options Scheme is sent by post to Galore, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Galore’s registered office.

(c)	Galore consents to the cancellation of the Options in accordance with the terms of the Options Scheme, and the terms of the Options are deemed to be varied to the extent necessary to permit such cancellation.

(d)	The Optionholders agree to the cancellation of their Options in accordance with the terms of the Options Scheme.

(e)	The Optionholders consent to Galore doing all things necessary or incidental to the implementation of the Options Scheme.

(f)	Galore will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Options Scheme.

(g)	Neither Galore nor BBGA nor any officer of either of those companies will be liable for anything done or omitted to be done in the performance of this Options Scheme in good faith.

(h)	Each Options Scheme Participant, without the need for any further act, irrevocably appoints Galore and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Options Scheme.

(i)	The proper law of the Options Scheme is the law of the State of New South Wales.

Annexure A – Options Consideration

Vested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$6.38	11 April 2005	A$4.49
US$2.54	1 July 2005	A$9.61
US$4.10	1 January 2003	A$7.53
US$3.02	1 July 2002	A$8.97
US$4.67	1 July 2004	A$6.77
US$5.10	1 September 2005	A$6.20
US$4.74	15 September 2005	A$6.68

Unvested Options as at 15 September 2005
Exercise Price	Option Vesting Date	Option Consideration
US$4.26	Exercisable in three equal instalments:	A$7.32
11 April 2006
11 April 2007
11 April 2008

Deed Poll – Options Scheme

Date:

By:	BBG Australia Pty Limited ACN 113 996 384 of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:	Each holder of options over unissued ordinary shares in Barbeques Galore Limited (Galore) as at the Record Date (Options Scheme Participants)

Recitals

A.	The directors of Galore consider that it is in the interests of Galore that Optionholders should consider approving the Options Scheme.

B.	Accordingly, the directors of Galore have resolved that Galore should propose the Options Scheme.

C.	The effect of the Options Scheme will be that all options over unissued Galore Shares will be cancelled.

D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Options Scheme.

F.	BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Optionholders to perform certain of its obligations under the Implementation Agreement and the Options Scheme.

Operative Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means this Deed Poll executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a)	the singular includes the plural and vice versa;

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed Poll and a reference to this Deed Poll includes any annexure, exhibit and schedule;

(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	a reference to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Optionholder in accordance with its terms even though the Optionholders are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Options Scheme becoming Effective.

(b)	If the Options Scheme does not become Effective on or before 31 December 2005, the obligations of the BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Optionholders retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Options Scheme Consideration

(a)	Timing of payment

Subject to clause 2, on the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of back cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(b)	Manner of payment

(1)	BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to BBGA (or Galore) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)	BBGA’s obligation to pay or procure the payment of the Options Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in Galore’s register of Options at the Record Date, of a cheque for the Options Scheme Consideration due to that Options Scheme Participant in accordance with the Options Scheme.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)	it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until BBGA has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 2.

6	Stamp duty

BBGA will:

(a)	pay all stamp duties and any related fines and penalties in respect of the Option Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Option Scheme and this Deed Poll; and

(b)	indemnify each Option Scheme Participant against any liability arising from failure to comply with clause 6(a).

7	General

7.1	Notices

Any notice or other communication to BBGA in respect of this Deed Poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention: Paul Evans

Address: Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no: 02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 7.1(a); and

(d)	A notice, consent, request or any other communication under or in connection with this Deed Poll is taken to be received:

(1)	if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)	if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

7.2	Cumulative rights

The rights, powers and remedies of BBGA and the Options Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

7.3	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)	A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Options Scheme Participants giving effect to such amendment.

7.4	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

7.5	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

7.6	Further action

BBGA will promptly do all things and execute all documents necessary to give effect to this Deed Poll.

Executed as a Deed Poll:

Signed sealed and delivered by

BBG Australia Pty Limited

by:

Secretary/Director	Director

Name (please print)	Name (please print)

8	Glossary

A$ means Australian currency.

ADS means an American Depositary Share representing one ordinary share in the capital of the Company.

ASIC means the Australian Securities and Investments Commission.

Australian Tax Adviser’s Report means the report of Greenwoods & Freehills Pty Limited set out in Section 4 of this Explanatory Statement

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Board means the board of directors of the Company.

Business Day means a week day on which trading banks are open for business in Sydney, Australia.

Buy-back means the proposed selective buy-back of the Excluded Shares as described in Section 6 of the Share Scheme Explanatory Statement.

Company means Barbeques Galore Limited ABN 92 008 577 759.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll to be executed by BBGA in favour of Optionholders undertaking to pay the Options Scheme Consideration, in the form set out in Section 7.

Depositary means JP Morgan Chase Bank, N.A..

Director means a director of the Company.

Effective when used in relation to the Share Scheme or Options Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Share Scheme or Options Scheme.

Effective Date means the date on which an office copy of a Court order under section 411 of the Corporations Act approving the Options Scheme is lodged with ASIC.

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date.

Extraordinary General Meeting means the extraordinary general meeting of the members of Barbeques Galore to be held on 14 October 2005 at 10.30am to approve the Buy-back.

Galore means Barbeques Galore Limited (ABN 92 008 577 759).

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between the Company and BBGA in relation to the Share Scheme and Options Scheme.

Implementation Date means the fifth Business Day following the Record Date.

Independent Expert means WHK Corporate Advisory Limited.

Independent Expert’s Report means the report of the Independent Expert set out in Section 9 of the Share Scheme Explanatory Statement.

NASDAQ means the National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option in the Company’s register of Optionholders.

Option mean an option over unissued Shares.

Options Scheme means the scheme of arrangement for Optionholders set out in Section 7 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Consideration means the consideration payable to Optionholders under the Options Scheme.

Options Scheme Meeting means the meeting of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Options Scheme Participant means each Optionholder as at the Record Date.

Proposed Transaction means together:

(a)	the proposal to transfer all of the Shares held by Share Scheme Participants to BBGA for a payment of A$13.00 per Share, on the terms described in the Share Scheme Explanatory Statement; and

(b)	the proposal to cancel all of the existing Options for the Options Scheme Consideration through the Options Scheme.

Record Date means 5pm (Sydney time) on the date which is 5 Business Days after the Effective Date or any other date agreed with the NASDAQ, being the record date to determine entitlements to participate in the Options Scheme.

SEC means the United States Securities and Exchange Commission.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means the Galore share registry as maintained by the Company.

Share Scheme means the scheme of arrangement for Shareholders set out in Section 12 of the Share Scheme Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Share Scheme Explanatory Statement means the Explanatory Statement and Notices of Meetings of Shareholders relating to the Share Scheme, dated the same date as this Explanatory Statement:

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Share Scheme Participant means each Shareholder as at the Record Date, other than to the extent that a person holds Excluded Shares.

Shareholder means a person registered as the holder of a Share.

Shares means fully paid ordinary shares in the capital of the Company.

US$ means the currency of the United States of America.

US Person means a US person as defined in Regulation S of the United States Securities Act of 1933, as amended.

US Tax Adviser’s Report means the report of DLA Piper Rudnick Gray Cary US LLP set out in Section 5 of this Explanatory Statement.

1997 Share Option Plan means the Company’s share option plan adopted on 1 October 1997.

BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF COURT ORDERED SCHEME MEETING OF

HOLDERS OF OPTIONS IN BARBEQUES GALORE LIMITED

Notice is hereby given that, by an order of the Federal Court of Australia, a meeting of the holders of Options in Barbeques Galore Limited will be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia, on 14 October 2005 at 11am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution:

“That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between the Company and its holders of options over unissued shares in the capital of the Company which is described in the booklet of which the notice convening this meeting forms part (the Options Scheme) is approved and should be implemented (with or without modification as approved by the Federal Court of Australia)”.

Explanatory Statement

A copy of the proposed Options Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act are contain in the Explanatory Statement of which this Notice forms part.

Terms used in this Notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority Required

In accordance with section 411(4)(a) of the Corporations Act, for the Options Scheme to be effective, the resolution must be passed by:

•	a majority in number of Optionholders present and voting (either in person or by proxy); and

•	Optionholders who together hold at least 75% in value of the total value of Options voted at the meeting (either in person or by proxy).

The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

Voting Entitlement

For the purposes of this meeting, options will be taken to be held by the persons who are the registered holders of Options at 5pm (Sydney time) on 12 October 2005.

Proxies

If you are an Optionholder entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member or Optionholder of the Company. You may appoint 2 proxies and may specify the proportion of the value of your Options which each proxy may exercise. If no proportion is specified, each proxy may exercise votes equal to half of the value of your Options.

To be effective, a completed proxy form must be received at the share registry of the Company at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia or by facsimile at (612) 9735 4170 no later than 11am (Sydney time) on 12 October 2005.

A proxy form accompanies this notice of meeting.

Court Approval

The Options Scheme (with or without modification) is subject to the approval of the Federal Court of Australia.

Dated: 16 September 2005

David Glaser

Company Secretary

BARBEQUES GALORE LIMITED

(ABN 92 008 577 759)

EXPLANATORY STATEMENT

and

Notices of Meetings

of

Shareholders

for a proposed Scheme of Arrangement which will result in BBG Australia Pty Limited acquiring all of the ordinary shares in Barbeques Galore Limited held by Share Scheme Participants and for

an Extraordinary General Meeting of Barbeques Galore Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

IF YOU ARE THE HOLDER OF ADSs, YOU SHOULD REFER TO THE INSTRUCTION CARD FROM THE DEPOSITARY FOR DIRECTIONS ON HOW TO PROVIDE VOTING INSTRUCTIONS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CORPORATE DIRECTORY

BARBEQUES GALORE LIMITED	BBG AUSTRALIA PTY LIMITED

Registered Offices

AUSTRALIA

Building A2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Ph: 61 2 9735 4111

Fax: 61 2 9735 4222

USA

10 Orchard Road, Suite 200

Lake Forest, CA 92630

United States

Ph: 1 949 597 2400

Fax: 1 949 597 2434

Information Agent

Pondel Wilkinson

1880 Century Park East, Suite 700

Los Angeles, CA 90067

Ph: 1 310 279 5980

Fax: 1 310 279 5988

Registered Office Level 33, Aurora Place 88 Phillip Street Sydney NSW 2000 Ph: 61 2 9250 8700 Fax: 61 2 9250 8777 Legal Adviser Baker & McKenzie Level 27, AMP Centre 50 Bridge Street Sydney NSW 2000

Share Registry

c/o Barbeques Galore Limited

Building A2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Ph: 61 2 9735 4111

Fax: 61 2 9735 4170

US Depositary

JP Morgan Chase Bank, N.A.

4 New York Plaza, 13th Fl.

New York, NY 10004

Ph: 1 866 576 2377

Legal Advisers AUSTRALIA Freehills MLC Centre Martin Place Sydney NSW 2000 USA DLA Piper Rudnick Gray Cary US LLP 4365 Executive Drive Suite 1100 San Diego, California, 92121

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IMPORTANT DATES

Key Event	Key Date*

Last time and date by which proxy forms for the Share Scheme Meeting and Extraordinary General Meeting must be received by the Company	12 October 2005 at 10am

Time and date for determining eligibility to vote at the Share Scheme Meeting and the Extraordinary General Meeting	12 October 2005 at 5pm

Share Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 10am

Extraordinary General Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 10.30am

Options Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 11am

Court hearing for approval of the Share Scheme and Options Scheme	17 October 2005

Effective Date of the Share Scheme and Options Scheme	18 October 2005

Suspension of trading in ADSs on the NASDAQ	18 October 2005

Record Date for determining entitlement to participate in the Share Scheme and Options Scheme	25 October 2005

Implementation Date for the Share Scheme: payment of Share Scheme Consideration and transfer of Shares to BBGA	1 November 2005

Implementation Date for the Options Scheme: payment of Options Scheme Consideration and cancellation of Options	1 November 2005

Termination of quotation of ADSs on NASDAQ	1 November 2005 (New York time)

*All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Federal Court of Australia, ASIC, NASDAQ, SEC and other regulatory authorities.

All dates are Sydney time unless otherwise indicated.

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IMPORTANT NOTICES

Read this document

This document is dated 16 September 2005.

You should read this document in its entirety before making a decision as to how to vote on the resolutions to be considered at the Share Scheme Meeting and Extraordinary General Meeting.

Purpose of this booklet

This document is required under Australian law by Part 5.1 of the Corporations Act in relation to the Share Scheme and Division 2 of Part 2J.1 of the Corporations Act in relation to the Buy-back.

The purpose of this document is to explain the terms of the Proposed Transaction, the manner in which it will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to your decision whether to approve the Share Scheme and the Buy-back.

Responsibility statements

WHK Corporate Advisory Limited has prepared the Independent Expert’s Report in relation to the Share Scheme contained in Section 9 of this Explanatory Statement, and takes responsibility for that report. It is not responsible for any other part of this Explanatory Statement.

The information concerning BBGA and its intentions and views in relation to the Company contained in Section 4 of this Explanatory Statement (BBGA Information), has been provided by BBGA and is the responsibility of BBGA. Neither the Company nor its advisers assume any responsibility for the accuracy or completeness of the BBGA Information.

Role of ASIC, SEC and NASDAQ

A copy of this document has been registered with ASIC for the purposes of section 412(6) of the Corporations Act. It has also been lodged with ASIC under section 257E of the Corporations Act.

A copy of the document has been examined by ASIC. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Share Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Court hearing to approve the Share Scheme.

The Company will provide a copy of this Explanatory Statement to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K and has informed NASDAQ of the Proposed Transaction.

Neither ASIC, SEC nor NASDAQ nor any of their respective officers takes any responsibility for the contents of this Explanatory Statement.

Investment decisions

This document does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Shares or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to your Shares or any other securities.

Defined terms

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. Please refer to the Glossary in Section 15 of this Explanatory Statement for the meaning of these words and expressions.

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Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Explanatory Statement. All numbers are rounded down unless otherwise indicated. All references to time in this Explanatory Statement are references to Sydney, Australia time unless otherwise expressly stated.

Privacy and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

The Company and its Share Registry may collect personal information in the process of implementing the Share Scheme. The personal information may include the names, addresses, other contact details and details of the shareholdings of Shareholders and the names of individuals appointed by Shareholders as proxies, corporate representatives or attorneys at the Share Scheme Meeting or Extraordinary General Meeting.

Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact David Glaser at the Company on (61 2) 9735 4278 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of effecting the Proposed Transaction.

The personal information may be disclosed to the Share Registry, to securities brokers and to print and mail service providers, and to the Company’s advisers to the extent necessary to effect the Share Scheme.

The main consequence of not collecting the personal information outlined above would be that the Company may be hindered in, or prevented from, conducting the Share Scheme Meeting and Extraordinary General Meeting and implementing the Proposed Transaction.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Share Scheme Meeting or Extraordinary General Meeting should inform that individual of the matters outlined above.

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LETTER FROM THE CHAIRMAN

Dear Shareholder

On 10 August 2005, the Board of Barbeques Galore Limited (the Company) announced that it had signed an agreement for a proposed transaction with a company established and funded by Ironbridge Capital, a leading Australian private equity firm, to acquire the Company in a cash transaction (the Proposed Transaction).

The Proposed Transaction comprises:

(a)	a scheme of arrangement between the Company and its participating shareholders (Share Scheme), which will result in the transfer of all of the ordinary shares in the Company (other than those represented by ADSs currently held by Barbeques Galore, Inc.) to BBG Australia Pty Limited (BBGA) (the company established and funded by Ironbridge Capital private equity funds); and

(b)	a scheme of arrangement between the Company and its optionholders (Options Scheme) which will result in the cancellation of all unexercised options.

Under the Share Scheme, shareholders will receive A$13.00 cash for each ordinary share they hold in the Company (other than the shares represented by ADSs currently held by Barbeques Galore, Inc.). The A$13.00 consideration (equal to US$9.91 per share in US dollars based on the currency exchange rate as at 10 August 2005) will be satisfied by a cash payment for each share transferred to BBGA. The cash consideration of A$13.00 per share represents a 92% premium over the 9 August 2005 closing price of our stock as represented by ADSs on the NASDAQ National Market of US$5.15 per share based on the exchange rate at that time.

For the Proposed Transaction to proceed, the Share Scheme will need to be approved by the Shareholders voting at the meeting of Shareholders to be held on 14 October 2005 (the Share Scheme Meeting). The Share Scheme must also be approved by the Federal Court of Australia. If the Proposed Transaction is approved and implemented, the Company will become a wholly owned subsidiary of BBGA.

The purpose behind the Options Scheme is to cancel all of the outstanding options over unissued shares in the Company, which are currently held by employees and directors of the Company, in return for a payment to the Optionholder of an amount equal to the amount by which A$13.00 exceeds the exercise price of that Option (converted into A$ using an exchange rate of A$1.00 to US$0.75). It is a separate scheme of arrangement between the Company and its Optionholders, the meeting for which will be held immediately after the Share Scheme Meeting and extraordinary general meeting referred to below (Options Scheme Meeting). The Options Scheme is described in more detail in the Options Scheme Explanatory Statement which has been provided to all Optionholders.

At the same time, the Company wishes to buy-back the Shares represented by ADSs currently held by Barbeques Galore, Inc. (the Excluded Shares) for A$10.00 (the Buy-back). These ADSs were acquired by Barbeques Galore, Inc. in 2001 with the intention of cancelling the underlying shares in due course. Under Australian law, the cancellation of those shares requires shareholder approval at a general meeting of the Company. The resolution to buy-back these shares is therefore to be considered by shareholders at an extraordinary general meeting to be held immediately following the Share Scheme Meeting (Extraordinary General Meeting).

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The Options Scheme and Buy-back will only proceed if the Share Scheme is implemented, but the Share Scheme can proceed even if the Buy-back is not approved by shareholders, and may still proceed at BBGA’s discretion if the Options Scheme is not approved by Optionholders.

The Share Scheme Meeting, Extraordinary General Meeting and Options Scheme Meeting will be held one after the other starting at 10am on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia.

To help you consider the Proposed Transaction:

•	the Directors commissioned WHK Corporate Advisory Limited to provide an Independent Expert’s Report. A copy of this report is set out in Section 9 of this Explanatory Statement and we encourage you to read it in full. You will see from the Independent Expert’s Report that in the opinion of WHK Corporate Advisory Limited, the Share Scheme is in the best interests of Shareholders;

•	the Company engaged Greenwoods & Freehills Pty Limited as Australian tax adviser and DLA Piper Rudnick Gray Cary US LLP as US tax adviser to consider the tax consequences of the Proposed Transaction on Shareholders, and their reports are set out in Sections 7 and 8 of this Explanatory Statement, respectively.

We urge you to read all this information carefully, as it will help you make an informed decision about how to vote at the Share Scheme Meeting and the Extraordinary General Meeting.

The Board has closely considered the Proposed Transaction and believes it provides a good return to our shareholders and optionholders, and at the same time benefits the Company and its employees. The Directors note that the Independent Expert considers that the Proposed Transaction is in the best interests of shareholders and optionholders and therefore unanimously recommend that Shareholders and Optionholders vote in favour of the Proposed Transaction, in the absence of an alternative proposal on better terms.

In support of the Proposed Transaction, I, along with two other executive directors, Robert Gavshon and Sydney Selati, have, out of our own shareholdings, granted BBGA an option at A$13.00 per share to acquire 19.9% of the shares in the Company.

As a Shareholder and Optionholder myself, I intend to vote in favour of the Proposed Transaction. The Share Scheme and Options Scheme Meetings will be chaired by either Robert Gavshon or myself. In either case we intend to vote any undirected proxies in favour of the Proposed Transaction.

The Proposed Transaction affects your shareholding and your vote is important. Please ensure that you vote in person or by proxy, both in relation to the Share Scheme and the related Buy-back resolution.

If you have any questions about the information contained in this booklet, you can call Robert Gavshon on (61 2) 9735 4111. If you are in doubt as to how to vote, you should consult your investment or other professional adviser.

Yours sincerely,

Sam Linz

Chairman, Barbeques Galore Limited

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VOTING INFORMATION

Your vote is important

For the Proposed Transaction to be implemented, sufficient Shareholders must vote in favour of the Share Scheme. At the same time, Shareholders are also being asked to approve the Buy-back.

•	The Share Scheme must be approved by a majority in number of Shareholders voting at the Share Scheme Meeting (either in person or by proxy). The Shareholders who vote in favour of the Share Scheme must hold at least 75% of the total number of Shares voted at the Share Scheme Meeting.

•	The Buy-back must be approved by at least 75% of the total number of Shares voted on the Buy-back resolution, with no votes being cast in favour of the resolution by the Custodian.

The Share Scheme is not dependent on approval of the Buy-back. If the Share Scheme is approved by the required majority at the Share Scheme Meeting but the Buy-back is not approved at the Extraordinary General Meeting, the Share Scheme will still proceed. However, if the Share Scheme is not approved, the Buy-back will not go ahead.

Meetings

The meetings to approve the Share Scheme and Buy-back are two separate meetings which will be held on the same day, one after the other, at the same location. The Options Scheme Meeting will also be held on the same day immediately following these meetings. The issues relating to the Options Scheme are set out in a separate booklet that will be sent to Optionholders and can be obtained by contacting the Company.

The meetings will be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia. The Share Scheme Meeting will begin at 10am. Following the conclusion of the Share Scheme Meeting, the Extraordinary General Meeting will be held at 10.30am or as soon after that time as the Share Scheme Meeting is adjourned or concludes. The Options Scheme Meeting will then follow at 11.00am.

Can I vote?

The Company has determined that if you are registered as a Shareholder at 5pm (Sydney time) on 12 October 2005, you are entitled to vote at the Share Scheme Meeting and the Extraordinary General Meeting. In order to give effect to this determination, any transfers or transmissions of Shares presented to the Company after that time will not be registered until after the Extraordinary General Meeting. If you are unsure whether you can vote, you can contact David Glaser at the Company on (612) 9735 4278 weekdays between 9am and 5pm (Sydney time).

The Depositary has set close of business New York time on 13 September 2005 as the record date for determining which holders of record of ADRs are entitled to provide it with voting instructions with respect to the Shares underlying ADSs. ADS holders can only vote the Shares underlying their ADSs by submitting instructions to the Depositary. ADS holders should refer to the accompanying materials from the Depositary for instructions related to voting.

How do I vote?

You can vote at the meetings in person, by attorney, by corporate representative (if you are a corporate shareholder) or by completing and returning the enclosed proxy form.

A Shareholder who wishes to attend and/or vote at the meetings:

•	in person, will be admitted to that meeting upon disclosure at the point of entry to the meeting of their name and address; or

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•	by proxy or attorney or, in the case of a corporation, by an authorised corporate representative, may do so. That proxy, attorney or authorised corporate representative will be admitted to the meetings upon disclosure at the point of entry to the meetings of the name and address and the identity of their appointor.

Voting by proxy

If you wish to appoint a proxy in respect of:

•	the Share Scheme Meeting, you must complete and sign the blue proxy form which accompanies this document; or

•	the Extraordinary General Meeting, you must complete and sign the pink proxy form which accompanies this document.

Shareholders must return the proxy form by post or in person to the Share Registry, Attention David Glaser, Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, NSW, 2140, Australia, or alternatively by faxing it to 61 2 9735 4170.

The sending of a proxy form will not preclude you from attending in person and voting at a meeting at which you are entitled to attend and vote.

If you are a registered holder of ADSs, you will receive voting instruction forms directly from the Depositary. ADS holders may only vote in person or by proxy at the Share Scheme Meeting and/or the Extraordinary General Meeting if they become a registered holder of Shares by arranging for the surrender of ADSs in accordance with the terms and conditions of the Deposit Agreement.

Alternatively, registered holders of ADSs may instruct the Depositary on how to vote the shares underlying their ADSs at the Share Scheme Meeting and/or Extraordinary General Meeting. If you hold your ADSs indirectly, you must rely on the procedures put in place for providing voting instructions by your bank, broker or other financial institution through which you hold your ADSs.

Voting queries

Further information relating to these voting procedures, the resolutions to be proposed at the Share Scheme Meeting and the Extraordinary General Meeting, and what constitutes sufficient evidence of the appointment of an attorney or corporate representative, are contained in the Notices of Meeting included with this document.

If you have any further questions in relation to the meetings, please call David Glaser on (612) 9735 4278, or consult your financial or other professional adviser.

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EXPLANATORY STATEMENT

1	The Proposed Transaction

1.1	What is the Proposed Transaction

The Proposed Transaction offered to Shareholders under this Explanatory Statement involves BBGA acquiring all of the ordinary shares in the Company (other than the Excluded Shares) by way of a scheme of arrangement, and the Company cancelling all the Options as at the Record Date by way of a separate scheme of arrangement. At the same time, the Company proposes to buy back the Excluded Shares.

Under the Share Scheme, each Shareholder registered on the Company’s share register on the Record Date will be paid a cash payment of A$13.00 per Share they hold on that date (other than the Excluded Shares) for the transfer of each Share to BBGA. On 9 August 2005, (the last practicable date prior to the announcement of the Proposed Transaction) the closing sale price for the ADSs on the NASDAQ National Market was US$5.15 and on 14 September 2005 (the last practicable date prior to the date of this Explanatory Statement) was US$9.56.

If the Share Scheme and Option Scheme are implemented, BBGA will own 100% of the issued ordinary shares in the Company. The Company will then cease to trade its ADSs on the NASDAQ National Market and arrange for its reporting obligations under the Securities Exchange Act to be terminated.

However, before the Share Scheme can take effect:

•	the Share Scheme must be approved by the Shareholders attending and voting (either in person or by proxy) at the Share Scheme Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia at 10 am; and

•	the Court must approve the Share Scheme.

Implementation of the Share Scheme is also subject to certain conditions, set out in Section 5.4 of this Explanatory Statement.

If the Share Scheme is approved and the Conditions are satisfied or waived, then trading of ADSs on the NASDAQ will be suspended at the close of trading on or about 18 October 2005 and the date for determining entitlement to the Share Scheme Consideration will be 25 October 2005. The Company expects the Share Scheme, if approved, will take effect on 18 October 2005.

Payment of the Share Scheme Consideration to Share Scheme Participants is expected to be made on 1 November 2005. The payment will be made to Share Scheme Participants either by cheque, posted to each Share Scheme Participant at the address of the Share Scheme Participant as it appears on the Company’s share register at the time, or by electronic funds transfer to a nominated bank account according to instructions held on the Company share register. US Persons will be given the right to elect to receive their cash payment in US$ (for further details of how to make such an election see Section 5.10). ADS holders will receive their Share Scheme Consideration via the Depositary in US$.

As part of the overall Proposed Transaction, BBGA proposes to cancel all of the existing Options (which are currently held by employees and directors of the Company) by way of a separate scheme of arrangement between the Company and its Optionholders. If the Optionholders approve the Options Scheme (and all other conditions of the Options Scheme are satisfied) each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into A$ using an exchange rate of A$1.00 to US$0.75.

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The Options Scheme will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Options Scheme is not approved by Optionholders, at BBGA’s discretion. In that case, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

The Company also proposes to buy-back the Excluded Shares under the Proposed Transaction. For the Buy-back to take effect, Shareholders must approve the Buy-back at the Extraordinary General Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia at 10.30am, or as soon after that time as the Share Scheme Meeting has been concluded or adjourned.

The Buy-back will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Buy-back is not approved by Shareholders.

Further details of the Options are set out in Section 3.1 of this Explanatory Statement.

1.2	Reasons for the Proposed Transaction

BBGA approached the Board with the Proposed Transaction prior to the proposal being announced to the NASDAQ on 10 August 2005.

The Board is of the view that Shareholders should be given the opportunity to consider and vote on the Proposed Transaction as a mechanism to realise value for their Shares above that available in the open market at the time of the announcement of the proposal.

The main reasons for the Board’s support of the Proposed Transaction (in the absence of an alternative offer on better terms) are as follows:

•	the offer to Shareholders is fair and reasonable, in the view of the Independent Expert;

•	the Company’s shares are thinly traded on the NASDAQ and the ability to sell large parcels has been restricted. The Share Scheme will allow Shareholders to realise cash for their shares as part of one transaction, as opposed to trading small parcels on NASDAQ;

•	if the Share Scheme does not proceed, the Company may be required to raise further funding to achieve its growth objectives by way of other debt or capital raising. Additional debt raising may place additional strain on the finances of the Company and an equity raising would have a dilutionary effect on existing Shareholders; and

•	the Share Scheme will allow the Company to be delisted from the NASDAQ and deregistered with the SEC, thereby eliminating the additional costs and obligations associated with being a public company under the US securities laws.

2	Important considerations for Shareholders

There are a number of matters that Shareholders need to consider in making a decision on how to vote on the Share Scheme.

These include a number of advantages and disadvantages, some of which will depend upon the individual financial and/or taxation position of each Shareholder. Shareholders should consider any advantages or disadvantages relating to the Share Scheme in the context of their individual circumstances, read the Independent Expert’s Report and the Australian Tax Adviser’s Report or US Tax Adviser’s Report (whichever is applicable), and seek individual investment and other professional advice if necessary.

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The Board reasonably believes that the Share Scheme is fair to security holders and bases this belief on:

•	the fact that the Share Scheme was the result of arm’s-length, good faith negotiations between the Company and BBGA;

•	the fact that the Board has received the Independent Expert’s Report from WHK Corporate Advisory Limited stating that the Share Scheme is in the best interests of Shareholders;

•	the historical and publicly available projected financial performance of the Company and its financial results;

•	the fact that the consideration to be paid per Share of A$13.00 represents a premium of 92% over the closing sale price for the ADSs on the NASDAQ National Market on 9 August 2005, the last full trading day prior to the announcement of the Proposed Transaction; and

•	the fact that the Share Scheme will provide consideration to the Shareholders and ADS holders (other than Barbeques Galore, Inc.) entirely in cash which, subject to any fees related to the ADSs (in the case of ADS holders) and any taxes payable, may be reinvested and generate dividend and/or interest income.

A further discussion of the Buy-back is set out in Section 6 of this Explanatory Statement. The Board considers the Buy-back to be an administrative matter and that it is not significant in the context of the consideration of the Proposed Transaction by Shareholders.

2.1	Potential advantages of the Share Scheme

If the Share Scheme is implemented, Share Scheme Participants will receive A$13.00 for every Share held on the Record Date. The potential key advantages of the Share Scheme for Shareholders are outlined below:

(a)	Shareholders will realise a significantly higher price for their Shares to that at which the Company’s Shares traded immediately prior to the proposal being announced to the market;

(b)	in the absence of the Share Scheme, Shareholders may not have access to a similarly attractive method of realisation within a reasonable period of time;

(c)	Since listing on NASDAQ the Company’s shares have been thinly traded and the ability of Shareholders to sell large parcels of their shares has been limited. The Share Scheme will provide Shareholders with an opportunity to realise cash for their shares as part of one transaction, as opposed to trading small parcels on NASDAQ;

(d)	the Share Scheme will enable Shareholders to cease holding their Shares without incurring any brokerage costs;

(e)	by virtue of the Share Scheme, Shareholders will have the opportunity to sell their Shares at a price which includes a premium for control;

(f)	the foreign exchange exposure associated with the Company will be eliminated for Shareholders;

(g)	if the Share Scheme does not proceed, the Company may be required to raise further funding to achieve its growth objectives by way of other debt or capital raising. Whilst the issuance of debt may place additional strain on the finances of the Company, the equity raising would have a dilutive effect on existing Shareholders; and

(h)	as the Company has not been in a position to provide any meaningful forward-looking information to the market, there is inherent uncertainty about its business operations going forward. This uncertainty may be positive or negative. By accepting the proposal, the negative impact of uncertainty is eliminated.

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2.2	Potential disadvantages of the Share Scheme

There are a number of disadvantages that may result from the implementation of the Share Scheme. You should consider these before making your decision on how to vote on the Share Scheme.

Potential disadvantages of the Share Scheme for Shareholders are listed below.

(a)	Shareholders wishing to maintain the same portfolio risk profile for their investments will need to seek an alternative consumer retail investment. In doing so, they may find it difficult to find an investment with a similar risk to that of the Company and they may incur transaction costs in undertaking any new investment;

(b)	depending upon the circumstances of individual Shareholders, in accepting the Share Scheme, Shareholders will be forced to crystallise any taxation consequences relating to their investment in the Company;

(c)	Shareholders will cease to enjoy any rights as Shareholders of the Company if the Share Scheme is implemented including attendance and voting at meetings of the Company; and

(d)	existing Shareholders will cease to receive the benefit of any income or capital growth that may be received if they continued as Shareholders.

2.3	Other relevant considerations

Since the announcement of the Proposed Transaction on 10 August 2005:

(a)	no better proposal or higher offer has been forthcoming;

(b)	the Directors are not aware of any matter which could, in their opinion, give rise to a declaration of unacceptable circumstances in relation to the Share Scheme pursuant to Division 2B of Part 6.10 of Chapter 6 of the Corporations Act; and

(c)	the Directors are not aware of any existing circumstances which would cause the Conditions of the Share Scheme (set out in Section 5.4) not to be satisfied or waived. The Company will advise Shareholders of the status of the various Conditions at the Share Scheme Meeting. Persons who wish to be informed of the status of the Conditions at the time are encouraged to attend the Share Scheme Meeting. The Company will announce to the NASDAQ any relevant matter which affects the likelihood of a Condition being satisfied, waived or not being satisfied, in accordance with its disclosure obligations.

2.4	What if Shareholders do not vote in favour of the Share Scheme or Buy-back?

If Shareholders do not vote, or do not vote in favour of the Share Scheme or Buy-back, that does not mean that the Proposed Transaction will not be implemented.

If the Share Scheme is approved by the necessary majorities of Shareholders in the Share Scheme Meeting, and by the Court (and the other Conditions are satisfied), all Shares will be transferred to BBGA and each Share Scheme Participant will receive A$13.00 cash for every Share held on the Record Date, even though the Shareholder may have voted against the Share Scheme.

If the Share Scheme is not approved:

(a)	Share Scheme Participants will retain their Shares and the Company will continue to be listed on the NASDAQ; and

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(b)	as noted by the Independent Expert, the share price of the Company may return to the levels it traded at immediately prior to the announcement of the Proposed Transaction.

If the Share Scheme is approved but the Buy-back is not approved by the necessary majority of Shareholders, the Share Scheme will still be implemented. However, the Buy-back is conditional on the Share Scheme being approved.

2.5	Conclusion

In summary, having considered all of the above, the Directors believe that the Proposed Transaction is fair and reasonable and in the best interests of Shareholders, in the absence of an alternative offer on better terms.

3	Barbeques Galore Limited

Barbeques Galore was incorporated in the ACT on 16 June 1982, and was admitted to the official list and quoted on the NASDAQ on 7 November 1997.

Barbeques Galore is subject to regular reporting and disclosure obligations to the SEC pursuant to the Securities Exchange Act. Additionally, the Company’s Listing Agreement with NASDAQ requires that the Company notifies NASDAQ in writing of any corporate action or other event which will cause the Company to cease to be in compliance with The NASDAQ Stock Market eligibility requirements. The Company is also subject to the periodic reporting requirements of the Corporations Act including the requirement for annual reports and directors reports to be distributed to Shareholders.

Barbeques Galore is currently subject to certain of the information requirements of the United States Securities Exchange Act of 1934, and in accordance with that Act Barbeques Galore files reports and other information with the SEC. Reports and other information filed by Barbeques Galore with the SEC may be inspected and copies made at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. These reports and information can also be inspected free of charge on the SEC’s website at www.sec.gov. For further information about the public reference room, please call the SEC on +1 800 732 0330. Other information concerning Barbeques Galore can also be inspected at the offices of National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

Copies of the Company’s last accounts and any other documents lodged with ASIC, SEC or NASDAQ after 1 September 2005 will be made available free or charge to any person requesting them, and may be obtained by contacting David Glaser on (612) 9735 4278.

3.1	Capital structure and shareholders

(a)	Shares

Barbeques Galore’s total issued capital outstanding at the date of this Explanatory Statement comprises 4,258,841 fully paid ordinary shares being held directly and in the form of ADSs (excluding the Excluded Shares).

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Barbeques Galore’s substantial shareholders as at the date of this Explanatory Statement are set out below.

Name	Number of shares held	% of issued shares held (other than Excluded Shares)
Sam Linz	1,197,532	28.12
Wells and Fargo Company on its own behalf and on behalf of Wells Capital Management Incorporated and Wells Fargo Funds Management LLC	581,147	13.64
Robert Gavshon	344,944	8.10
Peter S. Lynch	314,100	7.38
Total	2,437,723	57.24
Other Shareholders	1,821,118	42.76
Total number of Shares on issue (other than Excluded Shares)	4,258,841	100
Excluded Shares	425,000
Total number of Shares on issue	4,683,841

(b)	Options

The Options have been granted under the 1997 Share Option Plan. Under the Share Option Plan eligible individuals in the employment or service of the Company may, at the discretion of the plan administrator, be granted Options to purchase shares at an exercise price not less than 85% of their fair market value on the option grant date. Options generally become exercisable either in three equal annual instalments measured from the grant date or in full on or after the specified date. As at 15 September 2005 the Company had a total of 481,540 unexercised options outstanding, the details of which are set out in the tables below. The consideration payable for each of those options under the Options Scheme is also set out in the tables.

Vested	Options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$6.38	11 April 2005	75,552	A$4.49
US$2.54	1 July 2005	84,686	A$9.61
US$4.10	1 January 2003	22,300	A$7.53
US$3.02	1 July 2002	118,352	A$8.97
US$4.67	1 July 2004	122,150	A$6.77
US$5.10	1 September 2005	16,000	A$6.20
US$4.74	15 September 2005	25,000	A$6.68

Unvested	Options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	17,500	A$7.32

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3.2	Directors and their interests

The Directors are named below. Each of the Directors’ interests in Shares held directly (whether in person or through controlled entities) and in the form of ADSs and rights in the Company as at the date of this Explanatory Statement are set out in the table below.

Name	Number of shares held	%	Number of Options and rights held
Sam Linz	1,197,532	28.12	101,050A
Robert Gavshon	344,944	8.10	101,050A
John Price	33,200	0.78	32,125B
Sydney Selati	166,863	3.92	43,825C
Martin Bloom	NIL	*
Gordon Howlett	5,000	*	5,625D
Total	1,747,539	41.03	283,675
* Less than 1% of the outstanding shares.

A 20,200 Options exercisable at US$6.38; 27,438 at US$2.54; 38,412 at US$3.02; and 15,000 at US$4.67

B 6,425 Options exercisable at US$6.38; 9,067 at US$2.54; 12,883 at US$3.02; and 3,750 at US$4.67

C 3,400 Options exercisable at US$6.38; 13,829 at US$2.54; 19,096 at US$3.02; and 7,500 at US$4.67

D 625 Options exercisable at US$6.38; 2,500 at US$2.54; and 2,500 at US$3.02

There are no marketable securities of BBGA held by, or on behalf of, a Director.

On 10 August 2005, entities associated with Sam Linz, Robert Gavshon and Sydney Selati entered into an agreement with BBGA under which they granted BBGA an option to acquire existing shares from them equal to 19.9% of the issued shares in the Company (to be contributed pro rata to the holdings controlled by each such Director) at an exercise price of A$13.00 per share. If BBGA subsequently offers a higher price to Shareholders, then the exercise price increases to that higher price. The option may be exercised at any time up to 31 December 2005, but the exercise period may be extended in certain circumstances where a third party puts forward a competing proposal to acquire the Company. During the exercise period the grantors of the option are not permitted to engage in negotiations or discussions in relation to a competing proposal without the consent of BBGA. See Section 4.5 for further details of this agreement.

On 10 August 2005, BBGA confirmed to each of Sam Linz, Robert Gavshon and Sydney Selati that, if the Proposed Transaction is implemented, they would each be terminated as executives of the Company by way of redundancy. Upon termination, each of these executives will be paid 12 months salary based on their current level of salary in lieu of notice and any other amounts due as a result of termination, in accordance with the Company’s redundancy policy. They will also receive accrued holiday and long service leave entitlements, and a transfer of title of their current company cars with all lease or finance commitments in respect of those vehicles being paid out by the Company. Each of these executives has indicated that he is prepared to make his services available to the Company after that time if required.

It is not proposed under the terms of the Share Scheme that any other payments or benefits will be made or given to any other director, secretary or executive officer of the Company or any corporation

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related to the Company for loss of, or in consideration for or in connection with, his or her retirement from office as Director, secretary or executive officer of the Company or any corporation related to the Company, except as mentioned above.

3.3	Directors’ voting intentions

Each Director who holds Shares has stated that he intends to vote in favour of the Share Scheme at the Share Scheme Meeting and in favour of the Buy-back at the Extraordinary General Meeting in respect of his personal and associated holdings in the Company, in the absence of an alternative proposal on better terms. As Martin Bloom does not hold any Shares, he will not be voting at the Share Scheme Meeting or the Extraordinary General Meeting.

Sam Linz, Robert Gavshon, John Price, Sydney Selati and Gordon Howlett have stated that they intend to vote in favour of the Options Scheme at the Options Scheme Meeting in respect of their personal and associated holdings of Options. Martin Bloom does not hold any Options.

3.4	Directors’ recommendations

The Directors have closely considered the Proposed Transaction, the information in this Explanatory Statement, the Independent Expert’s Report, the Australian Tax Adviser’s Report and the US Tax Adviser’s Report, and recommends in favour of the Share Scheme, the Options Scheme and the Buy-back in the absence of an alternative proposal on better terms.

4	BBG Australia Pty Limited and its affiliates

4.1	Overview

BBGA is a recently established Australian proprietary company. It was incorporated solely for the purposes of acquiring Barbeques Galore and is a wholly-owned subsidiary of BBG Holdings.

BBG Holdings is also a recently established Australian proprietary company. It was incorporated solely for the purposes of acting as the holding company of BBGA and providing part of the required funding (by way of intercompany loan facility) to fund BBGA’s acquisition of Barbeques Galore.

Ironbridge Capital has also recently established two incorporated Delaware limited liability companies, BBGQ Holdings LLC (BBGQ Holdings) and BBG (US Finance) LLC (BBG Finance), as part of its overall structure for the Proposed Transaction. BBGQ Holdings is the 100% holding company of BBG Finance and both were established primarily to:

(a)	provide part of the required funding (by way of intercompany loan facility) to fund BBGA’s acquisition of Barbeques Galore; and

(b)	ultimately to hold the entities comprising Barbeques Galore’s US business.

At the date of this Explanatory Statement, each of BBGA, BBG Holdings, BBGQ Holdings and BBG Finance (collectively the BBG Entities) are nominally capitalised. Agreements have however been executed (described in more detail below) which entitle BBGA to call on funds sufficient to pay for all the Share Scheme Consideration and the Options Scheme Consideration.

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A summary diagram of the above structure is set out below:

The current directors of the BBG Entities are Paul Evans and Michael Hill, both executives of Ironbridge Capital. Mr Jonathan Pinshaw will also become a director and act as chairman of BBG Holdings. Brief backgrounds for each of these individuals are provided in section 4.4.

4.2	Intentions regarding the Company

The consideration for the Proposed Transaction will be satisfied in cash.

If the Share Scheme is implemented, the total amount of cash payable by BBGA to Share Scheme Participants will be approximately A$55.365 million.

If the Options Scheme is implemented, the total amount of cash payable by BBGA to Option Scheme Participants will be approximately A$3.604 million (assuming that the number of Options remains 481,540).

BBGA has access to sufficient funds to finance the Proposed Transaction, and the associated transaction costs. Those funds will be sourced as follows:

•	cash proceeds from subscriptions for equity and/or loan notes subscribed in BBG Holdings and BBGQ Holdings by the Initial Investors and the subsequent on lending of those funds to BBGA pursuant to unsecured intercompany loan facilities; and

•	debt facilities provided by the Commonwealth Bank of Australia to BBGA and BBG Finance (with any such debt funding to BBG Finance to be on lent as required to BBGA as described in Section 4.2(a) below).

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(a)	Equity funding

A total of up to A$45,500,000 will be provided through the subscription by the Initial Investors of Equity in BBG Holdings and BBGQ Holdings. The subscriptions for Equity between each entity will be identical in amount.

The Initial Investors comprise the Ironbridge Funds and the Initial Management Investor.

The Ironbridge Funds are managed and advised by Ironbridge Capital. Ironbridge Capital is an Australian incorporated and based private equity manager and adviser. It has managed and advised on the following investments made by the Ironbridge Funds:

•	Affinity Health, a leading Australian private hospital operator

•	ACB, a leading operator of backpacker complexes in New Zealand

•	Dexta, a general insurance underwriting agency

•	Mrs Crocket’s Kitchen, a leader in the fresh chilled prepared foods industry.

The Ironbridge Funds comprise in aggregate a A$450 million ten year committed investment fund specifically established to invest in private equity investments. The Ironbridge Funds have adequate uncalled funds available to them to satisfy, in full, the total investment required from them (aggregating to a maximum of A$45,000,000) by reason of the subscription arrangements described elsewhere in this section 4.

The investors in the Ironbridge Capital 2003/4 Fund A and the Ironbridge Capital 2003/4 Fund B consist predominantly of large Australian superannuation funds and other Australian sophisticated wholesale investors. The investors in Ironbridge Capital 2003/4 Fund LP (a limited partnership formed under the Limited Partnerships Act 1907 of the United Kingdom) consist of non-Australian institutional investors such as pension funds and fund of funds.

The Ironbridge Funds have already obtained investment committee approval to the allocation of funds for the Proposed Transaction. The procedure for calling down funds from investors in the Ironbridge Funds is contractually provided for in the relevant constituent fund documentation. Subject to Ironbridge Capital’s compliance with the provisions of the fund documentation, investors are obliged to satisfy any call within the time period prescribed.

The Initial Management Investor will be contributing a total of A$500,000 via equal subscriptions of Equity in BBG Holdings and BBGQ Holdings.

The proceeds of the subscriptions by the Ironbridge Funds, together with the debt facilities to be provided by Commonwealth Bank of Australia (described in more detail in section 4.2(b)), will constitute sufficient funding to satisfy the aggregate amount due under the Proposed Transaction. The proceeds of investment by the Initial Management Investor are not strictly required for BBGA to satisfy its payment obligations under the Proposed Transaction.

The subscriptions described above will be carried out pursuant to largely identical subscription agreements between:

•	BBG Holdings, the Ironbridge Funds and the Initial Management Investor (as to 50% of the aggregate Equity subscription up to A$22,750,000); and

•	BBGQ Holdings, the Ironbridge Funds and the Initial Management Investor (as to the remaining 50% of the aggregate Equity subscription up to A$22,750,000).

The subscription agreements entitle the relevant company (ie. either BBG Holdings or BBGQ Holdings) to call on the subscribers (on one or more occasions) to pay for their agreed subscription amounts. Calls can be made at any time in writing and must be satisfied by the subscribers within the time prescribed under the relevant call notice.

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Additional members of the Galore Group’s management team may be invited to subscribe additional Equity in BBG Holdings and/or BBGQ Holdings.

Under a facility agreement dated 10 August 2005, BBG Holdings has agreed to make available to BBGA an unsecured loan facility in an aggregate principal amount not exceeding A$22,500,000. BBGA can draw down the loan facility in one or more drawings by giving a written notice on or before 11am on the date it wishes to draw down the loan. BBG Holdings must advance the amount requested in the drawdown notice provided that:

•	no event of default has occurred and is continuing or in BBG Holdings’ reasonable opinion no event of default is likely to occur on or as a result of the loan being made; and

•	the aggregate amount requested in the draw down notice, together with the aggregate amounts of the loans previously drawn down, do not exceed A$22,500,000.

The events of default are:

•	BBGA fails to pay when due any amount owing under the facility agreement;

•	BBGA has misrepresented any material fact relating to its financial condition to BBG Holdings;

•	a default occurs under the provisions of any other agreement evidencing or securing indebtedness exceeding $250,000 of BBGA or any liability of BBGA becomes or may be declared due prior to its stated maturity;

•	any event occurs which in BBG Holdings’ opinion may materially adversely affect BBGA’s business, assets or financial condition; and

•	various insolvency events occur in relation to BBGA (eg. a liquidator is appointed to BBGA).

None of these events exist at the date of this Explanatory Statement and neither Ironbridge Capital nor any of the BBG Entities have any reasonable apprehension that such events may occur on or prior to the expected drawdown of funds.

BBGQ Holdings and BBG Finance on the one hand, and BBG Finance and BBGA on the other, also entered into facility agreements on 10 August 2005 on materially identical terms as those described above (save that the aggregate principal amount that may be drawn down under the facility agreement between BBG Finance and BBGA is A$22,500,000 plus US$4,000,000).

(b)	Debt funding by Commonwealth Bank of Australia

BBGA and BBG Finance entered into a binding terms sheet with Commonwealth Bank of Australia on 10 August 2005 under which Commonwealth Bank of Australia will provide debt funding (Commonwealth Bank of Australia Facilities) including:

•	up to A$24,000,000 to BBGA and US$4,000,000 to BBG Finance (for on-lending to BBGA) to enable BBGA to pay the Share Scheme Consideration and the Options Scheme Consideration, refinance existing debt of the Company and its subsidiaries and for related transaction costs; and

•	up to A$15,000,000 to BBGA and US$16,500,000 to BBG Finance for working capital and general corporate purposes, which may be used to repay existing working capital debt (or, in the case of the existing US facilities, to provide a letter of credit to Union Bank of California to procure the release of the security currently held by it).

The last date for drawdown of the facilities to pay the Share Scheme Consideration and Options Scheme Consideration is 31 December 2005, unless Commonwealth Bank of Australia otherwise agrees.

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Conditions precedent to funding

BBGA and BBG Finance will only be able to drawdown under the Commonwealth Bank of Australia Facilities if the agreed conditions to drawdown have been satisfied or waived. The conditions to be satisfied prior to first drawdown are customary for debt facilities of the nature agreed with Commonwealth Bank of Australia and include, relevantly:

•	completion of satisfactory formal financing documents;

•	if the Options Scheme does not proceed, BBGA will become the holder of sufficient shares in Barbeques Galore on the Implementation Date to acquire any shares not acquired pursuant to the Share Scheme under the compulsory acquisition provisions of the Corporations Act;

•	all representations and warranties being true and correct (as summarised below);

•	no event of default or potential event of default having occurred (as summarised below);

•	nothing having occurred which might reasonably be expected to have, on a long term basis, a material adverse effect on the financial position, assets, revenues, business or prospects of the Galore Group’s business (taken as a whole), or the ability of BBGA and BBG Finance to perform their obligations under the finance documents;

•	all necessary approvals to complete the Proposed Transaction having been obtained (including from FIRB);

•	BBGA and BBG Finance being capitalised by way of equity or loans from their holding companies in an amount of, in aggregate, at least A$42,000,000;

•	Commonwealth Bank of Australia being satisfied that all assets subject to the Proposed Transaction are acquired free of any security interest (other than as expressly permitted); and

•	all funded debt (excluding finance leases and loans from holding companies) of BBGA and its subsidiaries having been repaid or secured by a letter of credit issued under the Commonwealth Bank of Australia Facilities.

Representations and warranties

Under the finance documents, the BBG Entities will provide the usual representations and warranties for a debt facility of the nature proposed by the Commonwealth Bank of Australia. These include representations and warranties in relation to corporate status, powers, binding obligations, non-conflict with other obligations, authorisations, no default, no breach of law, disclosure and accuracy of information, financial statements, litigation, title to assets, group structure and security ranking and priority.

Events of default

The events of default under the Commonwealth Bank of Australia Facilities are also customary for a debt finance facility of this nature and include, relevantly:

•	the BBG Entities failing to comply with their obligations under the finance documents (other than payment obligations);

•	a representation or warranty under the finance documents being incorrect or misleading in any material respect;

•	an event of insolvency (such as inability to pay debts when due and appointment of a receiver, liquidator or administrator) occurring in relation to the BBG Entities;

•	an event occurring that is reasonably likely to have a material adverse effect on the assets, financial condition or trading position of the BBG Entities (taken as a whole), the capacity of the

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BBG Entities to comply with their obligations (taken as a whole) under the finance documents or the validity or enforceability of any finance document or the priority of any security; and

•	a security becoming enforceable, being enforced or sought to be enforced against the property to be charged to Commonwealth Bank of Australia involving a claim of A$1,000,000 or more, except where that claim is being contested in good faith and loss of such contest would not lead to a material adverse effect (as described above).

The Commonwealth Bank of Australia Facilities have been structured to provide assurance that, at the Second Court Date, the only outstanding conditions precedent will be those which can only be satisfied on or about the Implementation Date (that is, those relating to the Share Scheme becoming Effective, the refinance of Barbeques Galore’s existing debt, the release of Barbeques Galore’s existing security and provision of title documents in relation to Barbeques Galore and its subsidiaries).

4.3	BBGA’s intentions if Share Scheme is implemented

This section 4.3 sets out BBGA’s intentions in relation to:

•	the continuation of the Galore Group’s business;

•	any major changes to the Galore Group’s business and any redeployment of the Galore Group’s fixed assets; and

•	the future employment of the Galore Group’s present employees.

These statements of intention are based on the information concerning the Company, its subsidiaries, their business and the general business environment which is known to BBGA at the date of this Explanatory Statement. Final decisions will only be reached by BBGA after conducting a detailed review of the business following completion of the Proposed Transaction. Accordingly, the statements set out in this section 4.3 are statements of current intention only which may change as new information becomes available or circumstances change.

Other than as set out below, BBGA intends to continue the Galore Group’s business and not make any major changes to the Galore Group’s business or to the future employment of the Galore Group’s employees.

(a)	Business continuity

If the Share Scheme is implemented, BBGA intends to continue to operate the business consistent with its existing strategies and initiatives.

Matters that BBGA intends to change are:

•	the bank facilities that Barbeques Galore and its subsidiaries currently have with Australia and New Zealand Banking Group Limited will be refinanced by Commonwealth Bank of Australia on or following implementation of the Share Scheme. The facilities with the Union Bank of California will either be refinanced by Commonwealth Bank of Australia or remain in place, and in the latter case Commonwealth Bank of Australia will provide a letter of credit to Union Bank of California to procure the release of the security currently held by it;

•	Barbeques Galore and its subsidiaries will undergo a corporate restructure following implementation of the Share Scheme. Pursuant to this restructure the United States based subsidiaries (being The Galore Group (U.S.A.) Inc., Barbeques Galore, Inc. and Barbeques Galore Online, Inc.) will be transferred to BBG Finance.

(b)	Board and staff

If the Share Scheme is implemented:

•	The current directors and officers of the Company will cease to hold an equity position in the Company or its subsidiaries.

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•	BBGA intends to replace the current directors of each of Barbeques Galore and its subsidiaries with its own representatives. At the date of this Explanatory Statement, the only replacement directors so identified are those for Barbeques Galore, being Paul Evans, Michael Hill and Jonathan Pinshaw;

•	Mr Robert Gavshon, Mr Sam Linz and Mr Sydney Selati will all be made redundant. It is intended that the remaining employees of the Galore Group will continue to be employed on their current terms; and

•	consideration will be given to whether certain existing members of the current management team may be invited to take some form of economic or equity interest in BBG Holdings and BBGQ Holdings (the two ultimate holding companies within the new corporate structure) with a view to providing such members with appropriate incentives to grow the business profitably.

(c)	Barbeques Galore to be delisted

If the Share Scheme is implemented, BBGA intends to arrange for Barbeques Galore to be delisted from NASDAQ, for the ADS program to be terminated and for Barbeques Galore’s reporting obligations under the Securities Exchange Act to be terminated.

(d)	Options to terminate

If the Options Scheme is not implemented and there are Options that remain unexercised upon completion of the Share Scheme, then those Options will automatically terminate on completion of the Share Scheme.

4.4	Directors of BBGA and BBG Holdings

The directors of BBGA and BBG Holdings as at the date of this Explanatory Statement are Paul Evans and Michael Hill, both employees of Ironbridge Capital.

Mr Evans has over 12 years of private equity experience with Baronsmead and 3i in the United Kingdom and AMP Private Equity, Gresham Private Equity and now Ironbridge Capital (which he co-founded in 2003) in Australia.

Mr Hill has over 7 years of private equity and mergers and acquisitions and advisory experience in both the United Kingdom and Australia. He was formerly a partner of Ernst & Young and a director of Ernst & Young Transaction Advisory Services Limited before joining Ironbridge Capital in January 2005.

Mr Pinshaw will be appointed as chairman of BBG Holdings and BBGQ Holdings. He has 14 years’ experience in retailing having previously held the positions of Chief Executive of OPSM Limited, Managing Director of Freedom Furniture Limited and Vice President and Regional Director of McDonald’s.

Mr Pinshaw is currently the chairman of Just Group Limited. He has also held a number of non-executive director roles for Australian public companies, including John Fairfax Holdings Limited, where he was Deputy Chairman, Australian Consolidated Investments Limited, where he was Chairman, James Hardie Industries Limited and Rabbit Photo Limited.

4.5	Option over 19.9% of Shares

BBGA entered into an Option Deed with Sam Linz and entities associated with Robert Gavshon and Sydney Selati (collectively, the Owners) under which the Owners granted to BBGA an option to acquire a total of 933,750 Shares (Option Shares) held by the Owners, representing 19.9% of the total number of Shares on issue, for A$13.00 per Share (the 19.9% Option).

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BBGA may only exercise the 19.9% Option if:

•	a competing proposal to acquire Barbeques Galore or substantially all of its assets or shares (a Competing Proposal), is publicly announced or made;

•	the Share Scheme becomes Effective; or

•	BBGA undertakes to acquire or to gain control over all of the Shares by way of a takeover bid under Chapter 6 of the Corporations Act and such takeover bid is declared, or otherwise becomes, unconditional.

In addition, exercise of the 19.9% Option with respect to 233,554 of the Option Shares, representing approximately 5% of the total number of Shares, is conditional upon receipt of FIRB approval of BBGA acquiring 100% of the Shares and Options.

The period for exercising the 19.9% Option expires on the later of 31 December 2005 or 20 business days after a Competing Proposal becomes or is declared unconditional in relation to the payment of the consideration offered under the Competing Proposal. The exercise period is further extended if BBGA in turn announces another proposal to acquire Barbeques Galore on terms more favourable to Shareholders than the Competing Proposal. However, in any event, the exercise period ends on 31 January 2006 and the 19.9% Option then automatically lapses.

Each Owner has agreed to vote the Option Shares in accordance with BBGA’s directions after BBGA exercises the 19.9% Option. Prior to the exercise of the 19.9% Option, BBGA is not entitled to any rights as a shareholder or optionholder of the Company in respect of the Option Shares, and in its Form 13D, filed with the SEC on August 19, 2005, BBGA expressly disclaims beneficial ownership of the Option Shares until such time as BBGA exercises the 19.9% Option.

5	The Share Scheme

5.1	Overall effect of the Share Scheme

If the Share Scheme is implemented, BBGA will acquire all of the shares held by Shareholders at the Record Date (other than the Excluded Shares, which will be bought back by the Company upon implementation of the Share Scheme if the Buy-back is approved by Shareholders) and the Company will be delisted from the NASDAQ.

5.2	Terms of the Share Scheme

A copy of the Share Scheme is set out in Section 12.

5.3	Steps in implementing the Share Scheme

To implement the Share Scheme, the following steps have been, or must be, taken:

(a)	The Company and BBGA entered into the Implementation Agreement on 10 August 2005 in relation to the Share Scheme and the Options Scheme. A copy of the Implementation Agreement is set out in Section 11 of this Explanatory Statement.

(b)	BBGA will execute Deed Polls in favour of the Share Scheme Participants and Optionholders, undertaking to perform its obligations under the Implementation Agreement. In particular, BBGA will agree to provide the Share Scheme Consideration to Share Scheme Participants and the Option Scheme Consideration to Option Scheme Participants (subject to the satisfaction of certain conditions). The Deed Poll for the Share Scheme will be in the form set out in Section 11 of the Explanatory Statement.

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(c)	On 16 September 2005, the Court ordered that the Company convene the Share Scheme Meeting and the Options Scheme Meeting at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia on 14 October 2005 at 11am for the purpose of approving the Share Scheme and the Options Scheme.

(d)	If the Share Scheme is approved by the requisite majority of Shareholders voting at the Share Scheme Meeting, the Company will apply to the Court for an order approving the Share Scheme. The Court may refuse to grant the orders approving the Share Scheme, even if the Share Scheme is approved by the requisite majority of Shareholders.

(e)	If the Court orders referred to in paragraph (d) above are obtained and any remaining Conditions are satisfied or waived, then the Company and BBGA will take or procure the taking of the steps required for the Share Scheme to proceed, namely:

(1)	the Company will lodge with ASIC an office copy of the Court order under section 411 of the Corporations Act approving the Share Scheme;

(2)	on the Implementation Date all of the Participating Shares will be transferred to BBGA and BBGA will pay the Share Scheme Consideration to each of the Share Scheme Participants in accordance with the provisions of the Share Scheme; and

(3)	on the Implementation Date, the Company will enter the name of BBGA in the Register in respect of all of the Participating Shares.

Under the terms of the Implementation Agreement, the Company has agreed that it will not solicit or encourage any competing proposal or enter into discussions with any third party about a competing proposal until 31 December 2005 (or any earlier termination of the Implementation Agreement), other than to the extent necessary for the Directors to discharge their fiduciary duties to the Company.

5.4	Conditions

The obligations of the Company and BBGA under the Implementation Agreement which relate to the implementation of the Share Scheme, are conditional upon the Conditions being satisfied or waived. If the Conditions are not satisfied or waived, the Share Scheme will not be implemented.

A summary of the key Conditions contained in the Implementation Agreement is set out below.

(a)	Approval of the Proposed Transaction must be obtained under the Foreign Acquisitions and Takeovers Act 1975 (Cth) and any other regulatory approvals must be obtained before 8.00am on the Second Court Date. BBGA has advised the Company that the necessary approval under the Foreign Acquisitions and Takeovers Act has already been obtained.

(b)	Shareholders must approve the Share Scheme by a resolution in favour of the Share Scheme being passed at a meeting of Share Scheme Participants convened for that purpose, being a resolution passed by:

(1)	a majority in number of Shareholders, present and voting at the meeting (in person or by proxy); and

(2)	Shareholders who vote in favour of the Share Scheme must hold at least 75% of the total number of Shares voted (in person or by proxy) at the Share Scheme Meeting.

(c)	Optionholders must approve the Options Scheme by a resolution in favour of the Options Scheme being passed at a meeting of Optionholders convened for that purpose, being a resolution passed by:

(1)	a majority in number of Optionholders, present and voting at the meeting (in person or by proxy); and

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(2)	Optionholders who together hold at least 75% of the total value of Options voted (in person or by proxy) at the Options Scheme Meeting.

The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

(d)	The Court must approve the Share Scheme and the Options Scheme.

(e)	No order or injunction issued by any court or other legal restraint or prohibition preventing the Proposed Transaction must be in effect as at 8am on the Second Court Date.

(f)	No “Prescribed Occurrence” (as defined in the Implementation Agreement) in relation to the Company and no breach in any material respect by the Company in relation to its obligations under the Implementation Agreement must have occurred as at 5pm on the day before the Share Scheme Meeting and as at 8am on the Second Court Date.

(g)	The representations and warranties of the Company set out in the Implementation Agreement must be true and correct in all material respects as at the date of the Implementation Agreement and as at 8am on the Second Court Date.

(h)	Certain conditions precedent imposed by Commonwealth Bank of Australia upon the provision of the funding BBGA requires to complete the Proposed Transaction must be satisfied (or waived by Commonwealth Bank of Australia) on or before 8am on the Second Court Date, (Pre-Court Conditions) other than conditions (Surviving Conditions) which by their nature are only capable of satisfaction at the time the Proposed Transaction is implemented (in which case those conditions must be satisfied or waived at the time of implementation). The Pre-Court Conditions are typical for a transaction of this nature, and include that no event has occurred which might reasonably be expected to have a long term material adverse effect on the BBGA group and the Company’s business taken as a whole, or on the ability of the BBGA group to perform its obligations under the financing documents. The Surviving Conditions are referred to in further detail in Section 4.2.

(i)	The Company’s existing financiers must consent to the change in control of the Company pursuant to the Proposed Transaction on or before 8am on the Second Court Date.

The conditions set out in paragraphs (c), (d) (to the extent it relates to the Options Scheme), (f), (g), (h), and (i) above can be waived by BBGA at its discretion.

Both the Company and BBGA have confirmed that as at the date of this Explanatory Statement, neither of them are aware of any reason why the Conditions set out above will not be satisfied or waived on or before the time specified for their satisfaction.

5.5	Termination

The Implementation Agreement may be terminated if:

(a)	a party is in material breach of any material provision of the Implementation Agreement; or

(b)	a court or other governmental agency issues a final and non-appealing order or takes other action which permanently restrains or prohibits the Share Scheme or Options Scheme.

The Implementation Agreement will automatically terminate if:

(a)	the Share Scheme is not approved at the Share Scheme Meeting;

(b)	the Share Scheme is not approved by the Court on or before 31 December 2005;

(c)	any other Condition is not satisfied or waived on or before 31 December 2005 or becomes incapable of satisfaction (and is not waived) by the date specified; or

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(d)	BBGA lodges a bidder’s statement with ASIC under section 633 of the Corporations Act which makes an offer to acquire all of the Shares (other than the Excluded Shares) and Options on terms no less favourable to Shareholders and Optionholders than the terms of the Share Scheme and Options Scheme (including the nature of the conditions of that offer).

The Company must reimburse BBGA in respect of costs up to a maximum of A$1.2 million (plus GST) if any of the following events occurs:

(1)	a competing proposal by a third party to acquire the Company is announced before 31 January 2006 and becomes free of defeating conditions before 31 March 2006;

(2)	a third party agrees to acquire the whole or a substantial part of the Company’s assets or business before 31 January 2006;

(3)	any of the Directors changes or qualifies their recommendation of the Proposed Transaction;

(4)	the Company or any of Sam Linz, Robert Gavshon or Sydney Selati indicate that they will no longer support the Proposed Transaction, other than in circumstances where the Company is entitled to terminate the Implementation Agreement; or

(5)	the Implementation Agreement is terminated by BBGA before the Proposed Transaction is completed due to a material breach by the Company.

5.6	Effective Date

The Share Scheme will become Effective on the date when an office copy of the order of the Court approving the Share Scheme has been lodged with ASIC or such earlier date as the Court determines and specifies in the Court order. The Company will, upon the Share Scheme becoming Effective, give notice of the event to NASDAQ. Once the Share Scheme becomes Effective, the Company and BBGA will become bound to implement the Share Scheme in accordance with its terms, subject only to any surviving Conditions as referred to in paragraph 5.4(h) above.

5.7	Determination of Scheme Participants

Only Shareholders who hold Shares at the close of business on the Record Date (other than the holder of the Excluded Shares, to the extent of that holding) may participate in the Share Scheme and receive the Share Scheme Consideration.

It is anticipated that the Record Date will be 5pm on 25 October 2005.

For the purposes of establishing persons who are entitled to receive the Share Scheme Consideration, dealings in Shares will only be recognised if:

(a)	the transferee is registered in the Register as the holder of the relevant Shares at the Record Date; or

(b)	registrable transmission applications or transfers in respect of those dealings are received at or before the Record Date at the Share Registry.

Subject to the Corporations Act and the Company’s constitution, the Company must register transmission applications or transfers of the kind referred to in paragraph (b) above by the Record Date.

The Company will not accept registration or recognise for any purposes any transfer or transmission application in respect of Shares received after the Record Date.

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All existing Share certificates and statements of holdings of Shares held by Share Scheme Participants cease to have any effect on the Effective Date, other than:

(a)	for the purpose of registering dealings in Shares which took place prior to the Effective Date; and

(b)	as evidence of the entitlement of Participating Shareholders under the Share Scheme.

All statements of holding of Shares will cease to have any effect from the Record Date as documents of title in respect of such Shares.

5.8	Suspension of trading and cessation of NASDAQ listing

If the Court approves the Share Scheme, the Company will notify the NASDAQ of the Court approval on the day of the Court hearing to approve the Share Scheme. It is expected that trading on the NASDAQ in ADSs will be suspended from the close of business on the following day.

If the Share Scheme becomes Effective, BBGA intends to arrange for Barbeques Galore to be delisted from NASDAQ, for the ADS program to be terminated and for Barbeques Galore’s reporting obligations under the Securities Exchange Act to be terminated.

5.9	Source of funding

If the Share Scheme is implemented, Share Scheme Participants will receive total funds of A$55.365 million being A$13.00 per Share, paid from BBGA to Share Scheme Participants for the transfer of their Shares to BBGA.

If the Options Scheme is implemented, Optionholders will receive total funds of A$3.604 million (assuming that the number of Options remains 494,290).

See Section 4.2 for details of BBGA’s sources of funding.

5.10	Dispatch of payment

Following the implementation of the Share Scheme, BBGA will make payment to each Share Scheme Participant by dispatching a cheque in favour of that Share Scheme Participant for the amount concerned (being A$13.00 multiplied by the number of Shares held by that Share Scheme Participant on the Record Date) or by electronic funds transfer of that amount into the bank account nominated by the Share Scheme Participant in accordance with instructions held on the Share Register.

BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be for the entire Share Scheme Consideration and be made in writing to BBGA (or the Share Registrar) on the green form provided not less than 5 Business Days before the Implementation Date. BBGA will convert payments into US$ as close as practicable to the payment date at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. In default of an election Share Scheme Participants will receive their Share Scheme Consideration in $A. The cost of the exchange arising out of an election will be borne by BBGA.

All fluctuations in the A$/US$ exchange rate will be at the sole risk of the Share Scheme Participants. Accordingly, Share Scheme Participants who are US Persons should be aware and appreciate the following risks in making an election (and take appropriate independent professional advice):

(a)	if Share Scheme Participants make an election, the actual amount of US$ received will depend on the relevant A$/US$ exchange rate prevailing on the Business Day on which funds are made available to BBGA (or its authorised payment agent); and

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(b)	the A$/US$ exchange rates prevailing on the date on which an election is made and on the date of payment may be different from that prevailing on the date on which funds are made available to BBGA (or its authorised payment agent).

Share Scheme Participants who are US Persons who fail to make an election (and who will receive their Share Scheme Consideration in A$) will also bear A$/US$ exchange rate risk until they receive payment of the Share Scheme Consideration from BBGA, at which time they will be able to convert the relevant amount to US$ if desired. The costs of any exchange in this case however will be borne by the relevant Share Scheme Participant. Again, Share Scheme Participants considering not making an election to receive their Share Scheme Consideration in US$ should take appropriate independent professional advice.

5.11	Financial impact on Shareholders and creditors

As at 30 April 2005, the Company had net assets of A$44.698 million and total assets of A$113.763 million, of which A$84.730 million represented current assets and A$29.033 million represented non current assets.

The Company’s total liabilities at that date were A$69.065 million, of which A$62.124 million were current liabilities and A$6.941 million were non current liabilities.

Except in the ordinary course of business, no new liability will be incurred by the Company other than the costs incurred in the implementation of the Proposed Transaction (which are estimated to be A$1 million) and there will be no outflow of funds from the Company (other than any payment required to be made under the terms of the Implementation Agreement) under or by reason of the Share Scheme, Buy-back or Options Scheme.

The Company has paid and is paying all its creditors within normal terms of trade. It is solvent and is trading in an ordinary commercial manner.

5.12	Voting of Excluded Shares

In accordance with the policy adopted at the time Barbeques Galore, Inc. acquired the ADSs representing the Excluded Shares (described in more detail in Section 6 below), Barbeques Galore, Inc. will not be giving the Depositary any direction to exercise the voting rights attached to the Excluded Shares, and no votes will therefore be cast in respect of the Excluded Shares at the Share Scheme Meeting or the Extraordinary General Meeting.

6	Buy-back

This Section 6 sets out a summary of the proposed Buy-back of the Shares represented by ADSs held by Barbeques Galore, Inc. to allow BBGA to legally acquire all the Shares.

6.1	Acquisition of ADSs by Barbeques Galore, Inc.

In December 1999, the Board authorised the setting up of a buy-back scheme under Rule 10b-18 of the US Securities Act as an effective use of the Company’s resources. Under that scheme, the Company was authorised to repurchase up to 450,000 ADSs on-market as market conditions became favourable. The repurchase program expired on the earlier of 31 January 2002 or upon reaching an aggregate purchase quantity of 450,000 ADSs.

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Barbeques Galore, Inc., a wholly owned subsidiary of the Company, purchased 425,000 ADSs on-market on the NASDAQ National Market pursuant to the repurchase program as follows:

Date of Purchase	Number of ADSs purchased	US$ Price	Total (US$)
23 March 2001	50,000	3.0000	150,000.00
26 March 2001	110,000	3.0000	330,000.00
29 March 2001	35,000	2.9375	102,812.50
2 April 2001	50,000	3.0000	150,000.00
3 April 2001	20,000	2.9375	58,750.00
14 November 2001	85,000	2.0500	174,250.00
16 November 2001	25,000	2.0500	51,250.00
18 December 2001	25,000	2.1000	52,500.00
28 December 2001	25,000	2.1000	52,500.00
TOTAL	425,000		1,122,062.50

At the time the ADSs were purchased, the Directors believed it to be in the best interests of the Company given the Company’s trading price. At an appropriate time, the Directors intended to seek Shareholders’ approval to cancel the Shares.

Since acquiring the ADSs, Barbeques Galore, Inc. has waived all dividends and other entitlements arising in respect of the underlying Shares and has not given the Depositary any directions to cast votes in respect of those Shares.

6.2	Requirements to approve the Buy-back

Under section 257A of the Corporations Act the Company may buy back its own shares by following the procedures set out in Part 2.J1 of the Corporations Act provided the buy back does not materially prejudice the Company’s ability to pay its creditors.

Accordingly, the following requirements must be fulfilled to complete the buy-back of the Excluded Shares:

(a)	the Buy-back must be approved by:

(1)	a special resolution passed at the Extraordinary General Meeting, with no votes being cast in favour of the resolution by the Custodian (being the registered holder of the Excluded Shares); or

(2)	a resolution agreed, at the Extraordinary General Meeting by all Shareholders;

(b)	the Company must include in the notice of Extraordinary General Meeting a statement setting out all the information known to the Company that is material to the decision on how to vote on the resolution, unless it would be unreasonable to require the Company to do so because the Company has previously disclosed the information to its members; and

(c)	the notice of meeting, explanatory statement and document setting out the terms of the offer must be lodged with ASIC at least 14 days prior to the date of the Extraordinary General Meeting.

There is no information known to the Company that is material to the decision on how to vote on the Buy-back resolution that has not previously been disclosed to Shareholders, other than the information provided in this Explanatory Statement.

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6.3	Reasons for the proposed Buy-back

The reasons for the Board’s proposal of the Buy-back are as follows:

•	to consolidate the Company’s Share Register; and

•	to take advantage of the timing of the Proposed Transaction.

6.4	Considerations in voting for or against the Buy-back

In considering whether to vote for or against the Buy-back you should consider:

•	that the ADSs representing the Excluded Shares are held by the wholly owned US subsidiary of the Company (Barbeques Galore, Inc.);

•	that the Excluded Shares are to be bought back for A$10.00;

•	that the proposed Buy-back will have no effect on the control of the Company; and

•	that following acquisition of the ADSs as described in Section 6.1, it was always the intention of the Company to buy-back and cancel the Excluded Shares at an appropriate time.

6.5	Implementation of the Buy-back

If the Share Scheme become Effective and the Buy-back has been approved by the required majority of Shareholders at the Extraordinary General Meeting, then the Company intends to buy-back the Excluded Shares for A$10.00 on the Implementation Date.

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7	Report on Australian tax implications for Australian Shareholders

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Greenwoods

& Freehills

13 September 2005

The Directors

Barbeques Galore Limited

Building A2

Campus Business Park

350-374 Parramatta Road

HOMEBUSH NSW 2140

Dear Sirs

We have been instructed by Barbeques Galore Limited (“Galore”) to prepare a taxation report on the Australian income tax and goods and services tax (“GST”) issues, for inclusion in an Explanatory Statement, in relation to the transaction described in detail in the Explanatory Statement and summarised below (the “Share Scheme”).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report only outlines the general Australian taxation implications for Australian resident holders of ordinary shares in Galore (“Shareholders”) in respect of their participation in the Share Scheme. We have only dealt with certain resident Shareholders that are individuals, complying superannuation entities and companies that hold their respective investments on capital account. In particular, we have not addressed the tax treatment for Shareholders that hold their securities on revenue account, such as banks and other trading entities or non-resident Shareholders who currently hold shares in Galore or who hold shares in Galore through a permanent establishment in Australia.

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances.

Terms used in this report are, unless stated otherwise, defined in the same way as they are in the Explanatory Statement, or Special Notices about the Share Scheme, as applicable.

This report is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office (“ATO”) rulings and determinations applicable as at the date of this letter.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516

GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW)

Greenwoods & Freehills Pty Limited ABN 60 003 146 852

1	Factual background

On 10 August 2005, Galore and BBG Australia Pty Ltd (“BBGA”) entered into an agreement under which BBGA would make an offer to all shareholders and optionholders of Galore to acquire Galore.

The proposed acquisition by BBGA of all the ordinary shares in Galore will be by means of a Share Scheme.

1.1	Share Scheme

A special meeting (the “Share Scheme Meeting”) will be convened for the purpose of approving the Share Scheme.

Under the Share Scheme, BBGA will pay each Shareholder a cash payment of A$13.00 per share (the “Share Scheme Consideration”) as consideration for the transfer of their shares to BBGA.

Once the Share Scheme is approved by the requisite majority of Shareholders voting at the Share Scheme Meeting, Galore will apply to the Federal Court of Australia for an order approving the Share Scheme.

2	Tax Consequences

For CGT purposes, Shareholders who participate in the Share Scheme will generally dispose of their shares on the Effective Date.

2.1	Pre-CGT Shares

In respect of shares acquired or taken to have been acquired by a Shareholder prior to 20 September 1985 for CGT purposes (Pre-CGT Shares), any capital gain or loss made on disposal of a Pre-CGT Share under the Share Scheme will be disregarded.

2.2	Post-CGT Shares

In respect of shares acquired or taken to have been acquired by an Shareholder on or after 20 September 1985 for CGT purposes (Post-CGT Shares), upon disposal of a Post-CGT Share, a Shareholder will make a capital gain if the Share Scheme Consideration in respect of the disposal of the Post-CGT Share exceeds the cost base of the Post-CGT Share. If the Share Scheme Consideration in respect of the disposal of the Post-CGT Share is less than the reduced cost base of the Post-CGT Share, the Shareholder will make a capital loss.

In broad terms, the cost base for shares is generally the amount the Shareholder paid for them (including incidental costs of acquisition and disposal).

Certain Shareholders who make a capital gain may be eligible for the CGT discount or indexation.

(a)	CGT discount

If a Shareholder is an individual or a trustee and acquired (or is taken to have acquired) for CGT purposes the shares at least 12 months prior to the date of their disposal, the amount of the Shareholder’s capital gain is reduced by the relevant CGT discount. In calculating the Shareholder’s capital gain, the cost base must not be indexed.

Greenwoods\003728525	13 September 2005	page 2

Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW)

Greenwoods & Freehills Pty Limited ABN 60 003 146 852

If an Shareholder who is an individual or trustee applies the CGT discount method, the Shareholder’s taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one-half (or one-third if the Shareholder is a trustee of a complying superannuation entity, approved deposit fund or pooled superannuation fund).

If the Shareholder is a company, the CGT discount is not available. The Shareholder may be entitled to index the cost base (see below).

(b)	Indexed cost base

For shares acquired (or taken to have been acquired) prior to 21 September 1999, for CGT purposes, Shareholders may choose to calculate any capital gain on disposal using a cost base indexed for inflation. If the Shareholder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999.

Shareholders who choose to calculate the capital gain using an indexed cost base cannot apply the CGT discount to the capital gain.

3	Goods and Services Tax (“GST”)

No GST should generally be payable in respect of the transactions outlined above. As they all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for Shareholders who are registered for GST as input tax credits will generally not be available for GST charged to the acquirer in respect of supplies relating to the dealings with these shares (e.g. legal and other adviser fees).

Yours faithfully GREENWOODS & FREEHILLS PTY LIMITED

Greenwoods\003728525	13 September 2005	page 3

Liability limited by the Accountants’ Scheme, approved under the Professional Standards Act 1994 (NSW)

Greenwoods & Freehills Pty Limited ABN 60 003 146 852

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8	Report on US tax implications for US Shareholders and US ADS holders

004923648

DLA Piper Rudnick Gray Cary US LLP
4365 Executive Drive
Suite 1100
San Diego, California 92121-2133
O 858.677.1411
F 858.677.1401
W www.dlapiper.com

September 14, 2005

The Directors

Barbeques Galore Limited

Building A-2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Re:	Material United States Federal Income Tax Consequences of Share Scheme

Dear Directors:

Barbeques Galore Limited (the “Company”) has requested us to provide this Tax Advisors’ Report for inclusion in the Explanatory Statement in relation to the Share Scheme. It contains a description of the material United States federal income tax consequences generally applicable to participating “U.S. shareholders” (defined below).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This summary is not intended or written to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties. The taxation implication for participating U.S. shareholders may differ from those described below depending on their particular circumstances. This report does not address the tax consequences of the Options Scheme or the Buy-back. Participating U.S. shareholders should seek professional advice specific to their individual circumstances. The Internal Revenue Service has interpreted American Depository Receipts (ADRs) to be treated as shares of stock for certain U.S. tax purposes. However, U.S. shareholders should consult with their own tax advisors regarding the classification of ADRs as capital assets under the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion of the material U.S. federal income tax consequences of the Share Scheme to U.S. shareholders is not intended to constitute a complete description of all United States federal income tax consequences relating to the Share Scheme. We strongly urge each U.S. shareholder to consult with his, her or its own tax advisor regarding the specific tax consequences that may result from individual circumstances as well as state, local, Australian or other tax consequences relating to the Share Scheme.

Serving clients globally

Barbeques Galore Limited

September 14, 2005

Page Two

The following discussion does not address potential foreign (i.e., non-United States), state, local or other tax consequences, nor does it address special tax consequences that may be applicable to particular classes of taxpayers, including taxpayers:

•	who do not hold their shares as capital assets;

•	who are subject to special tax rules such as financial institutions, brokers and dealers in securities, foreign persons, mutual funds, regulated investment companies, insurance companies or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who acquired their shares through a 401(k) plan, deferred compensation plan or other retirement plan;

•	who are former U.S. citizens or residents subject to provisions of U.S. tax law concerning expatriates; or

•	who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy.

As used herein, the term “U.S. shareholder” means the holder of ordinary shares in the Company that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, partnership (unless the Internal Revenue Service provides otherwise by Treasury Regulations) or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under applicable Treasury Regulations.

Taxable Transaction. For those U.S. shareholders who sell their shares for cash in the Share Scheme, the Share Scheme will be a taxable transaction for United States federal income tax

Barbeques Galore Limited

September 14, 2005

Page Three

purposes. A U.S. shareholder generally will recognize gain or loss on the sale of the holder’s ordinary shares in the Share Scheme for cash in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted income tax basis in the shares surrendered.

In general, any gain or loss realized by a U.S. shareholder in the Share Scheme will be eligible for capital gain or loss treatment. Any capital gain or loss recognized by a U.S. shareholder will be long-term capital gain or loss if the shares giving rise to the recognized gain or loss have been held for more than one year as of the effective time of the Share Scheme. Otherwise, the capital gain or loss will be short-term. A non-corporate U.S. shareholder’s long-term capital gain generally is subject to U.S. federal income tax at a maximum rate of 15%. A non-corporate U.S. shareholder’s short-term capital gain generally is subject to U.S. federal income tax at a maximum rate of 35%.

Backup Withholding. U.S. shareholders may be subject to information reporting and 28% backup withholding on any cash payments received in the Share Scheme unless an exemption from backup withholding applies or the U.S. shareholders furnish correct taxpayer identification numbers and certify that they are not subject to backup withholding. Any amounts withheld under the backup withholding rules should be allowed as a refund or credit against a U.S. shareholder’s U.S. federal income tax liability, provided they furnish the required information to the Internal Revenue Service.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

38

9	Independent Expert’s Report

004923648

BARBEQUES GALORE LIMITED

ACN 008 577 759

INDEPENDENT EXPERT’S REPORT

on the proposed Schemes of Arrangement to take place

between Ironbridge Capital’s controlled BBG Australia

Pty Ltd and Barbeques Galore Limited as required under

Part 5.1 of the Corporations Act 2001 (Cth)

Prepared by WHK Corporate Advisory

Limited

16 September 2005

16 September 2005

The Directors

Barbeques Galore Limited

Building A2, Campus Business Park

350-374 Parramatta Road

HOMEBUSH NSW 2140

Dear Sirs,

INDEPENDENT EXPERT’S REPORT (“the Report”)

1	Introduction

On 10 August 2005, Barbeques Galore Limited (“Barbeques Galore” or “the Company”) announced that it had entered into an Implementation Agreement with BBG Australia Pty Ltd, a company established and funded by Ironbridge Capital (“Ironbridge”), to propose the Schemes of Arrangement.

Ironbridge is seeking to acquire 100% of the shares and options in Barbeques Galore and then apply to have the Company delisted from the Nasdaq Stock Market (“NASDAQ”). The proposed Schemes of Arrangement are subject to the approval of the Federal Court of Australia (“Court”), Shareholders and Optionholders.

The terms of the proposed Schemes of Arrangement are set out in the accompanying Scheme Booklets of which this Report forms part. It is proposed that Ironbridge would:

i)	acquire all the 4,246,091 ordinary shares on issue for $AUD 13.00 per share (“Ironbridge Share Offer”) under the proposed Share Scheme (“Proposed Share Scheme”); and

ii)	acquire and cancel all 494,290 issued options for $AUD 13.00 less the exercise price of the option, for each option (“Ironbridge Option Offer”), under the proposed Option Scheme (“Proposed Option Scheme”).

The Proposed Option Scheme is not critical to the Proposed Share Scheme being implemented.

Barbeques Galore is a leading chain of specialty retail stores devoted to the sale of barbecues, backyard accents, fireside products, furniture and related accessories. The Company owns and operates retail stores in Australia and the United States, as well as having licensed stores in Australia and franchised stores in the United States.

Barbeques Galore’s market capitalisation at the date of the announcement of the Proposed Scheme was $AUD 28.67 million based on the $USD/$AUD spot rate of $0.7626 as at 4:00pm on 10 August 2005 Australian Eastern Standard Time (“AEST”).

An Investor Group Firm Australian Financial Services Licence No. 239170 Level 15 309 Kent Street Sydney NSW 2000 Telephone 02 9262 2155 Facsimile 02 9262 2190 ABN 95 001 508 363

To assist Barbeques Galore Shareholders and Optionholders in deciding whether to approve the proposed Schemes of Arrangement, the Barbeques Galore Directors have appointed WHK Corporate Advisory Limited (“WHK Corporate Advisory”) as an independent expert to express an opinion addressing whether or not the proposed Schemes of Arrangement are in the best interests of Barbeques Galore Shareholders and Optionholders.

We have assessed both the Proposed Share Scheme and the Proposed Option Scheme separately.

WHK Corporate Advisory is independent of Barbeques Galore and has no involvement with, or interest in, the outcome of the proposed Schemes of Arrangement other than the preparation of this Report.

2	Summary Conclusion

2.1	The Proposed Share Scheme is in the Best Interests of Shareholders

The Proposed Share Scheme is in the best interests of Barbeques Galore Shareholders. The reasons for our opinion are summarised below.

The Proposed Share Scheme is Fair

We have assessed that the Ironbridge Share Offer is fair. We have calculated a valuation range of $AUD 11.81 to $AUD 12.56 per share as set out in Section 10 of this report, and as the offer price of $AUD 13.00 is greater than this range, the offer is fair.

The Proposed Share Scheme is Reasonable

After considering that the Proposed Share Scheme is fair and the advantages and disadvantages of the Share Scheme to Barbeques Galore Shareholders, as set out in Section 12 to this Report, we are of the opinion that the Proposed Share Scheme is also reasonable.

2.2	The Proposed Option Scheme is in the Best Interests of Optionholders

The Proposed Option Scheme is in the best interests of Barbeques Galore Optionholders. The reasons for our opinion are summarised below.

The Proposed Option Scheme is Fair

We have assessed that the Ironbridge Option Offer is fair. The Ironbridge Option Offer is greater than the value assessed for each of the option Series as calculated in Section 13 of this Report.

The Proposed Option Scheme is Reasonable

After considering that the Proposed Option Scheme fair and the advantages and disadvantages of the Proposed Option Scheme to Barbeques Galore Optionholders, as set out in Section 14 to this Report, we are of the opinion that the Proposed Option Scheme is also reasonable.

2

2.3	Consequences if not Approved

Barbeques Galore will continue to be listed on NASDAQ. The Board has advised that it would continue its current strategy of pursuing growth both in the United States market and Australia.

We note that if the proposed Schemes of Arrangement are not approved uncertainty may exist in respect of the Company’s share price going forward and may see a short term decline in price towards the level it traded at prior to the announcement of the proposed Schemes of Arrangement.

3	Other

This letter is a summary of WHK Corporate Advisory’s opinion on the proposed Schemes of Arrangement. This letter should be read in conjunction with the detailed report and appendices as attached. Unless the context requires otherwise, references to “we”, “our” and similar terms refer to WHK Corporate Advisory.

For the avoidance of doubt the terms “FY” and “fiscal” are used interchangeably as references to the year ended 31 January.

Yours faithfully

WHK CORPORATE ADVISORY LIMITED

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Barbeques Galore Limited

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Barbeques Galore Limited

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4	Proposed Scheme Details

4.1	Background

On 10 August 2005, Barbeques Galore announced that it had entered into an Implementation Agreement with Ironbridge to propose the Schemes of Arrangement.

Ironbridge is seeking to acquire 100% of the shares and options in Barbeques Galore and then apply to have the Company delisted from NASDAQ. The proposed Schemes of Arrangement are subject to the approval of the Court, Shareholders, Optionholders and other matters.

The terms of the proposed Schemes of Arrangement are set out in the accompanying Scheme Booklets of which this Report forms part.

The proposed Schemes of Arrangement are to be achieved in accordance with Section 411 of the Corporations Act. Shareholders and Optionholders of Barbeques Galore will vote on the proposed Schemes of Arrangement in two separate meetings to be convened by the Court under Section 411(1) of the Corporations Act.

A summary of the terms of the Implementation Agreement and proposed Schemes of Arrangement is provided below.

4.2	Details of the Proposed Schemes of Arrangement

It is proposed that Ironbridge would:

i)	acquire all the 4,246,091 issued shares for $AUD 13.00 per share under the Proposed Share Scheme; and

ii)	acquire and cancel all 494,290 issued options for $AUD 13.00 less the exercise price of the options, under the Proposed Option Scheme.

If the proposed Schemes of Arrangement are implemented, Ironbridge will own 100% of the issued ordinary shares in Barbeques Galore and applications will be made to delist from NASDAQ Barbeques Galore. The proposed Schemes of Arrangement are also conditional upon:

•	both Ironbridge and Barbeques Galore receiving necessary regulatory approvals from Australian Securities and Investments Commission (“ASIC”), and all other approvals of a Government agency that both Ironbridge and Barbeques Galore agree are necessary to implement the proposed Schemes of Arrangement;

•	obtaining all necessary approvals from Barbeques Galore Shareholders;

•	obtaining all necessary approvals from Barbeques Galore Optionholders;

•	approval by the Court pursuant to paragraph 411(4)(b) of the Corporations Act;

•	there being no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other material legal restraint or prohibition preventing the proposed Schemes of Arrangement are in effect on the first day on which an application is made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Schemes of Arrangement are heard;

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•	no material occurrences occurring for Barbeques Galore or Ironbridge between the date of the Scheme Implementation Agreement and the Second Court Date, such occurrences include but are not limited to:

•	share capital buybacks, reconstructions, conversions and /or reductions;

•	dividend payments or distributions of profits;

•	changes to the constitutions of Barbeques Galore or its subsidiaries;

•	material asset acquisitions or disposals;

•	insolvency events impacting either company; and

•	all finance conditions being satisfied or waived.

7	WHK Corporate Advisory Limited

Barbeques Galore Limited

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5	Scope of Our Report

5.1	Purpose of the Report

Ironbridge aims to acquire 100% of Barbeques Galore under the Schemes of Arrangement, increasing its effective shareholding from 19.99%1 to 100%. An increase such as this is prohibited under Section 606 of the Corporations Act 2001 (Cth) (“Corporations Act”) unless one of the permitted pathways in Section 611 of the Corporations Act is followed.

Section 611 of the Corporations Act specifically exempts a Scheme of Arrangement approved by the Court under Part 5.1 from the prohibition under Section 606.

Accordingly to effect a Scheme of Arrangement in accordance with the takeover provisions of the Corporations Act, Barbeques Galore will propose the Schemes of Arrangement under Part 5.1 of the Corporations Act upon which Barbeques Galore Shareholders and Optionholders will be asked to vote at a meeting convened by the Court.

Should Barbeques Galore Shareholders approve the proposed Schemes of Arrangement, control of Barbeques Galore will pass to Ironbridge if the Court then also approves the proposed Schemes of Arrangement. In determining how to vote, Barbeques Galore Shareholders and Optionholders will need to compare approving the proposed Schemes of Arrangement against other alternatives available to them and to Barbeques Galore.

Part 3 of Schedule 8 of the Corporations Regulations states that the Explanatory Statement to be sent to Shareholders and Optionholders must include a report by an expert. The expert’s report must state whether the proposed Scheme of Arrangement is in the best interests of Shareholders and Optionholders and set out reasons for that opinion.

To assist Barbeques Galore Shareholders and Optionholders in deciding whether to approve the proposed Schemes of Arrangement, the Barbeques Galore Directors have appointed WHK Corporate Advisory as Independent Expert to express an opinion addressing whether or not the proposed Schemes of Arrangement are in the best interests of Shareholders and Optionholders.

The basis of our evaluation, our valuation approach, our decision criteria and evaluation process in relation to determining what may be in the interests of Barbeques Galore Shareholders and Optionholders, are set out in the following sections within this Report.

5.1.1	Whether the Proposed Schemes of Arrangement are in the Best Interests of Shareholders & Optionholders

To determine whether the proposed Schemes of Arrangement are fair and reasonable to Barbeques Galore Shareholders and Optionholders we have considered the requirements of the Corporations Act and relevant Policy Statements issued by ASIC.

Policy Statement 75 “Independent Expert Reports to Shareholders” provides guidance as to what ASIC expects a person preparing an independent expert report for inclusion in the explanatory statement to consider in determining whether a Scheme of Arrangement is in the best interests of Shareholders.

With respect to the meaning of “in the best interests”, Policy Statement 75 states:

“Fair and reasonable” should be taken as reference to ‘in the best interests’ of members”.

[1]	The effective shareholding of 19.99% is the shareholding Ironbridge would hold after exercising the options granted to it, over shares held by directors Mr Sam Linz, Mr Robert Gavshon and Mr Sydney Selati.

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The term “fair and reasonable” has no legal definition. Policy Statement 75 attempts to provide a definition of fair and reasonable. Fairness involves a comparison of the value of the consideration being offered with the full value that may be attributed to the securities which are the subject of the offer, based on the value of the underlying businesses, assets and liabilities. An assessment of reasonableness involves an analysis of other non-financial factors that may affect Shareholders and Optionholders accepting the transaction.

For the purpose of this Report, WHK Corporate Advisory has treated “fair” and “reasonable” as separate concepts in accordance with Policy Statement 75. A “fair” transaction is one in which the consideration being paid per security under the proposed Scheme of Arrangement is greater than or equal to the value of each Barbeques Galore share and option, and in which the value of Barbeques Galore shares and options fully reflects the value of the Company’s assets and liabilities, including a control premium where relevant.

We have reviewed the Proposed Share Scheme and Proposed Option Scheme separately:

Proposed Share Scheme

If the value of the Ironbridge Share Offer is greater than the assessed value of one Barbeques Galore share, then the Proposed Share Scheme will be deemed fair in accordance with the Corporations Act 2001 (Cth) and ASIC Policy Statements.

In summary, to form our opinion on whether or not the Proposed Share Scheme is fair and reasonable for Barbeques Galore’s Shareholders, we have compared the:

•	value of each Barbeques Galore share to the Ironbridge Share Offer; and

•	likely advantages and disadvantages of the Proposed Share Scheme for Shareholders.

Proposed Option Scheme

If the value of the Ironbridge Option Offer is greater than the assessed value of one Barbeques Galore option, then the Proposed Option Scheme will be deemed fair in accordance with the Corporations Act 2001 (Cth) and ASIC Policy Statements.

In summary, to form our opinion on whether or not the Proposed Option Scheme is fair and reasonable for Barbeques Galore’s Optionholders, we have compared the:

•	value of each series Barbeques Galore options to the Ironbridge Option Offer; and

•	likely advantages and disadvantages of the Proposed Option Scheme for Optionholders.

5.2	Disclosure of Information

In preparing this Report, Barbeques Galore requested WHK Corporate Advisory to limit the disclosure of some financial information relating to Barbeques Galore’s operations and financial performance. This request has been made on the basis of the commercially sensitive nature of the financial information. The disclosure in this Report has been limited to the type of information that is publicly available.

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5.3	Limitations and Reliance on Information

WHK Corporate Advisory’s opinion is based on economic, share market, business and trading conditions prevailing at the date of the announcement and any material subsequent events to the date of this Report. These conditions can change significantly over relatively short periods. If they did change materially, the valuation and opinion could vary significantly.

This Report is based upon financial and other information provided by Barbeques Galore and its advisers. WHK Corporate Advisory has considered and relied upon this information and has no reason to believe that any material facts have been withheld. The information provided to WHK Corporate Advisory has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the proposed Schemes of Arrangement are in the best interests of Barbeques Galore Shareholders and Optionholders, and the proposed Schemes of Arrangement are fair and reasonable to those same Shareholders and Optionholders. WHK Corporate Advisory, however, does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or due diligence investigation might disclose.

An important part of the information used in forming an opinion as to fairness and reasonableness is comprised of the opinions and judgement of management. This type of information was evaluated through analysis, enquiry and review. Such information, however, is often not capable of external verification or validation and has not been independently verified.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, continuous disclosure rules, regulations, and policies, WHK Corporate Advisory:

•	assumes no responsibility and offers no legal opinion or interpretation on any issue; and

•	has generally assumed that matters such as title, compliance with laws and regulations and contracts in place, are in good standing and will remain so and that there are no legal proceedings, other than as publicly disclosed.

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6	Valuation Methodology

6.1	Overview

In order to calculate the fair market value of Barbeques Galore and the consideration offered, we have considered the following generally accepted valuation methodologies.

6.2	Asset Based Methods

Asset based methods estimate the market value of a company’s shares based on the realisable value of its identifiable net assets. Asset based methods include:

•	net tangible assets;

•	orderly realisation of assets; and

•	liquidation of assets.

The net tangible assets method is based on the value of the assets of the business less certain liabilities, at book values, adjusted to market value.

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to Shareholders assuming the Company is wound up in an orderly manner realising a reasonable market value for assets.

The liquidation method is similar to the orderly realisation of assets method except for the fact that the liquidation method assumes the assets are sold in a shorter period, under a “distressed seller” scenario.

These approaches ignore the possibility that the Company’s value could exceed the realisable value of its assets. Asset based methods are appropriate when companies are not profitable, not actively trading or a significant proportion of their assets are liquid.

6.3	Market Based Methods

Market based methods estimate a company’s fair market value by considering the market price of transactions in its shares or the market value of comparable companies. Market based methods include:

•	capitalisation of maintainable earnings;

•	analysis of a company’s recent share trading history; and

•	industry specific methods.

The capitalisation of maintainable earnings method estimates fair market value by multiplying the Company’s future maintainable earnings by an appropriate capitalisation multiple. An appropriate earnings multiple is derived from market transactions involving comparable companies. The capitalisation of maintainable earnings method is appropriate where the Company’s earnings are relatively stable and comparable companies have similar cost structures.

The most recent share trading history provides strong evidence of the fair market value of the shares in a company where they are publicly traded in an informed and liquid market.

Industry specific methods estimate market value using industry benchmarks. These methods generally provide less persuasive evidence on market value of a company, as they may not account for company specific factors. Industry specific methods are only used as a cross check to the primary valuation methodology.

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6.4	Discounted Cash Flow Method

The discounted cash flow method estimates market value by discounting a company’s future cash flows to their present value. This method is appropriate where a projection of future cash flows can be made with a reasonable degree of confidence for a period of at least five years. The discounted cash flow method is commonly used to value early stage companies or projects with a finite life.

6.5	Selection of Methodologies

In selecting our methodology, we have considered:

•	the nature of the proposed Schemes of Arrangement;

•	specific characteristics of the operations of Barbeques Galore’s business; and

•	access to publicly available valuation benchmarks, comparable company information and comparable company transactions in both the United States and Australia.

The best determinant of valuation is the price at which the business or a comparable business has been bought or sold in an arm’s length transaction. In its absence, estimates of value are made using methodologies that infer value from other available evidence.

In this case we have selected the capitalisation of future maintainable earnings as our primary methodology to value the shares in Barbeques Galore. As a cross-check to that, we have also performed a discounted cash flow analysis and reviewed relevant merger and acquisition transactions and premiums paid thereon.

We have applied an American option pricing model in valuing the Barbeques Galore options. The methodology adopted in valuing the Barbeques Galore options is detailed further in Section 13.2.

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7	Industry Overview

Barbeques Galore has operations in both Australia and the United States. In Australia, Barbeques Galore retails barbecues (and related accessories), outdoor furniture and heating whilst in the United States, it sells mainly barbecues (and related accessories) and to a lesser extent fireside products. Section 7.1 deals with the Australian market, whilst Section 7.2 addresses the United States market.

7.1	Australian Market

7.1.1	Overview

Barbeques Galore is one of the key players in the ‘Australian Retail Sport & Camping Equipment Industry’, as defined by IBISWorld2. This industry generated revenue of $AUD 1.88 billion and gross product of $AUD 345 million in 2003-04 and specifically includes barbecues, outdoor furniture and related products.

More specifically however, Barbeques Galore operates within the Australian barbecue market which generated an estimated $AUD 270 million in revenues in 2004-053 (excluding accessories). In terms of units sold, the estimated market grew 11.0% from 2002-03. For the remainder of this Report, when referring to the Australian industry, we refer to the Australian barbecue market.

7.1.2	Demand Determinants

Key determinants of the industry demand are detailed hereunder.

•	Income: Real household disposable incomes determine the quantity and quality of barbecues and outdoor accessories which consumers are able to purchase.

•	Consumer sentiment: Since the market represents discretionary retail spending, consumer sentiment, (a measure of customer expectations about their ability to maintain existing levels of income and their decisions of whether to purchase goods), is a major factor.

•	Leisure time: The amount of leisure time available determines the time consumers will have to indulge in leisure activities associated with barbecues and outdoor furniture/equipment.

•	Costs: Given the competitive nature of the industry, the relative cost of alternative brands/retailers plays a significant role in the purchase decision.

•	Aesthetic Design & Functionality: Design and functionality of the barbecue/outdoor furniture are amongst the greatest drivers of brand selection as consumers seek perceived value for money.

•	Location & Reputation of Retailer/Staff: Store location, variety of stock and the expertise of sales staff are key drivers of where a consumer will effect a purchase.

7.1.3	Competition amongst Retailers

Competition amongst retailers for consumers stems from a number of factors.

•	Price: As detailed above, consumers are price conscience/sensitive and shop around.

•	Range & quality: Customers opt for outlets with the most extensive range and highest quality product.

•	Service: Customer service levels are important in attracting and retaining customers.

•	Location: The location of a store and the parking it provides affect consumer traffic.

[2]	IBISWorld Pty Ltd, ‘Sporting & Camping Equipment Retailing in Australia’, 8 June 2005.

[3]	BIS Shrapnel Pty Ltd, ‘The Barbeques Market in Australia, 2005’, April 2005.

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Supply chain has recently been most impacted by the following:

•	Ability to import form China: This has been a major industry dynamic over the past ten years, which has resulted in reduced manufacturing costs for the industry and increased competition amongst retailers. There is no longer a competitive advantage in self manufacturing barbecues, as it is cheaper to source production from China.

•	Commodity prices & currency fluctuations: The appreciation of the $AUD to the $USD and its relativity to commodity prices has meant that the cost of importation of barbecues by retailers, has declined.

7.1.4	Market Segmentation

Source: BIS Shrapnel Pty Ltd

7.1.5	Brand Analysis

Together with Barbeques Galore owned brands, other leading brands include:

•	Jackeroo;

•	Weber;

•	Jumbuck;

•	Outback;

•	Beefeater;

•	Rinnai;

•	Everdure;

•	Colman; and

•	Sunbeam.

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7.1.6	Retail Competitors

The range of retail competitors is diverse. Barbeques Galore is the largest specialist barbecue retailer, with the majority of its competition coming from large supermarkets, bulky goods specialists and diversified retailers.

Major industry competitors include:

Barbeques Galore

Industry Participants – Australia

Retailer	Barbecues	Outdoor
Barbeques Galore	✓	✓
Kmart	✓	✓
Bunnings	✓	✓
Domayne	✓	✓
The Outdoor Furniture Specialists	x	✓
Big W	✓	✓
Mitre 10	✓	✓
Harvey Norman	✓	✓
Megamart	✓	✓
Barbecue Specialists (Independent)	✓	x
Outdoor/Camping Specialists (Independent)	✓	✓
Other Hardware Stores	✓	✓
Department Stores	✓	✓
Energy Retailers	✓	x
Others	✓	✓

7.1.7	Outlook

As noted above, the outlook for the Australian barbecue market is largely dependent on consumer sentiment and the future economic outlook for the Australian economy. Another key determinant of future industry performance is the relative strength of the $AUD.

The Australian retail sector and, therefore consumer sentiment, is expected to experience marginal decline in the short-term. This is, however, expected to be neutralised, at least in part, by a strengthening $AUD.

The medium to longer-term outlook will depend on the state of the Australian economy and the level of retail discretionary spending.

Macquarie Bank stated in its publication ‘The Form Guide: Vol 2 – Emerging Leaders Result Previews’4 that it expects that retail conditions will continue to soften for the remainder of the 2006 financial year.

[4]	Macquarie Financial Services, ‘The Form Guide: Vol 2 – Emerging Leaders result previews’, 6 July 2005.

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7.2	United States Market

7.2.1	Overview

The United States market for Barbeques Galore differs from the Australian market in two distinct ways:

•	sales of barbecues, accessories, and fireside products are the main focus of Barbeques Galore in the United States with outdoor furniture being a much smaller component and offered as an incidental product; and

•	the demographic is different with consumers targeted mainly representing a higher wealth segment of the population, looking for the biggest and best barbecue. This contrasts to Australia where the targeted demographic is wider.

In 2003 the United States outdoor barbecue market was estimated at $USD 4 billion and had grown in excess of 10% (in constant price terms) from 1998 to 2003. This growth, however, was adversely affected following September 11 and the economic uncertainty it created.

7.2.2	Demand Determinants

Key determinants of industry demand in the United States are similar to those for the Australian market. In particular, the industry is largely affected by economic swings and consumer sentiment, although the following points should also be noted:

•	The number of homeowners is at an all time high in the United States and home sales are on the increase, with interest rates at their lowest since the late 1950s. This has had positive impacts on barbecue sales as home buyers are often also interested in entertaining.

•	A shift towards home entertainment and outdoor living has also further impacted the above.

•	Lifestyle demands and perceived lack of time mean that barbecues are a convenient and cheaper alternative to eating out.

•	Increases in the percentage of adults’ ages has helped stimulate the sale of grills as retirees move from large homes to smaller condominiums or town homes that have less deck or patio space.

7.2.3	Basis of Competition

Sources of competition amongst retailers are also similar to those in Australia although the continually growing high-end of the market is the greatest source of competition in the United States. This consists of gas grills in the $USD 500 to $USD 10,000 range and is clearly distinct from Australia, where the upper end of this market is significantly smaller.

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7.2.4	Market Segmentation

Source: HPBA – Hearth, Patio & Barbecue Association

7.2.5	Brand Analysis

Together with the Barbeques Galore owned brands, other leading brands include:

•	Weber Stephens;

•	Viking;

•	Char-broil;

•	Broilmaster;

•	Broilmate;

•	Lynx;

•	DCS;

•	Sunbeam; and

•	Fiesta.

7.2.6	Retail Competitors

Major competitors in the United States include:

Barbeques Galore

Industry Participants – United States

Retailer	Home Improvement/ Hardware Store	Appliance Store	Specialty Store	Mass Merchandiser
Home Depot	✓	x	x	x
Lowe’s	✓	x	x	x
Menard	✓	x	x	x
Sears	x	✓	x	x
Barbeques Galore	x	x	✓	x
Walmart	x	x	x	✓
SAM’S Club	x	x	x	✓
Kmart	x	x	x	✓
Target	x	x	x	✓
Costco	x	x	x	✓
BJ’s Wholesale Club	x	x	x	✓

7.2.7	Outlook

The trend towards grilling as a year-round endeavour will continue as barbecue manufacturers work to make their products even easier to use, by adding more features, making them an everyday cooking option.

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8	Profile of Barbeques Galore

8.1	Background

Barbeques Galore opened its first store in Sydney, Australia in 1977 to serve an unfilled niche in the market for a specialty barbecue retailer. This was followed three years later when, in 1980, it opened its first United States store in Los Angeles.

Since then, Barbeques Galore has grown in both the United States and Australia. Its annual turnover for the year ended 31 January 2005 was approximately $AUD 287 million. It also exports to distributors in European markets and has expanded its products into related areas. Most manufacturing is outsourced to China.

8.2	Brief Business Overview

Barbeques Galore is the leading specialty retail chain of barbecues and accessories stores in Australia and the United States, having regard to the number of stores and sales volume. Its stores carry:

•	barbecues - gas, wood and coal fired;

•	an extensive range of accessories relating thereto;

•	a comprehensive line of fireplace products;

•	certain backyard products;

•	home heaters; and

•	outdoor furniture including tables, chairs and sunshade umbrellas.

Its retail offering for barbecues is superior in terms of product and service.

The ongoing strategy detailed by management is to:

•	continue Australian expansion as the right sites become available with new stores;

•	expand the Australian retail focus on outdoor furniture so as to provide a more comprehensive “backyard solution”; and

•	increase store roll-out in the United States due to its larger geographic footprint, with a specific focus on location with demographic relevance.

8.3	Listing History

In April 1987, the Company listed its Ordinary Shares on the Australian Stock Exchange (“ASX”). In October 1996, as part of its plans to accelerate new store expansion in the United States the company announced its intention to repurchase shares from the public, delist from the ASX (pursuant to a transaction which was consummated as of 31 December 1996) and to seek capital in the United States. It completed its Initial Public Offering in the United States in November 1997.

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8.4	Ownership Details

The ownership of the ordinary shares in Barbeques Galore as at the date of the announcement is summarised in the table below.

Barbeques Galore

Ordinary Shareholders as at 10 August 2005

Beneficial Owner	Notes	No. of Shares	Portion (%)
Sam Linz	1	1,197,532	28.20%
Wells Fargo & Company	2	581,147	13.69%
Robert Gavshon		344,944	8.12%
Peter Lynch		314,100	7.40%

Major Shareholders (>5%)		2,437,723	57.41%
Other Shareholders		1,808,368	42.59%

Total Shares on Issue		4,246,091	100.00%

Source: Share Register

Notes:

1.	Includes shares registered in the name of ANZ Nominees Limited.

2.	Includes shares held by related entities.

The structure of Barbeques Galore’s outstanding options providing the right to purchase ordinary shares as at the date of the announcement is summarised in the table below.

Barbeques Galore

Options to Purchase Ordinary Shares

Option	No. of Shares under Option	Price per Ord. Share ($USD)	Option Expiration Date
1997 Plan (“Series 1”)	17,500	$4.26	10/04/08
1997 Plan (“Series 2”)	84,686	$2.54	30/06/12
1997 Plan (“Series 3”)	118,352	$3.02	30/06/12
1997 Plan (“Series 4”)	22,300	$4.10	31/12/12
1997 Plan (“Series 5”)	132,650	$4.67	30/06/14
1997 Plan (“Series 6”)	16,000	$5.10	31/08/14
1997 Plan (“Series 7”)	77,802	$6.38	10/04/15
1997 Plan (“Series 8”)	25,000	$4.74	14/09/15

Total Options Outstanding	494,290

Source: Barbeques Galore Annual Report 2005 (Form 20-F) & Share Register

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8.5	Share Price History

Share price and volume of trading from 1 January 2004 up to the day before the announcement:

Barbeques Galore

Recent Share Price History ($USD)

		Close	High	Low	Volume	Weighted Avg. Price
Year ending:	Dec-04	5.98	10.79	4.30	4,609,254	6.20

Month ending:	Jan-04	4.70	4.80	4.30	58,567	4.70
	Feb-04	5.35	5.35	4.32	32,456	5.19
	Mar-04	8.50	10.79	4.85	1,401,089	8.74
	Apr-04	8.50	9.75	6.50	858,614	8.40
	May-04	8.40	9.17	7.50	341,323	8.58
	Jun-04	8.80	9.17	7.72	298,901	8.76
	Jul-04	7.20	8.99	7.16	293,476	7.24
	Aug-04	7.56	8.14	7.03	89,384	7.61
	Sep-04	7.50	8.57	6.80	253,145	7.50
	Oct-04	7.50	7.90	7.09	87,413	7.48
	Nov-04	7.44	7.99	7.00	168,562	7.61
	Dec-04	5.98	7.80	5.57	726,324	6.20
	Jan-05	5.56	6.55	4.94	302,317	5.65
	Feb-05	4.93	5.94	4.92	107,877	4.99
	Mar-05	4.12	5.66	3.64	378,942	4.07
	Apr-05	4.05	4.45	4.00	104,015	4.05
	May-05	3.89	4.25	3.53	188,848	4.03
	Jun-05	4.67	4.77	3.85	148,195	4.49
	Jul-05	5.57	5.69	4.01	262,722	5.49

Week ending:	01/04/05	4.43	4.43	3.90	22,997	4.35
	08/04/05	4.26	4.39	4.10	10,170	4.23
	15/04/05	4.35	4.45	4.07	23,001	4.39
	22/04/05	4.20	4.25	4.01	28,370	4.20
	29/04/05	4.05	4.28	4.00	34,714	4.05
	06/05/05	3.95	4.25	3.85	17,663	3.93
	13/05/05	3.53	4.20	3.53	55,222	3.81
	20/05/05	3.74	4.00	3.61	50,529	3.74
	27/05/05	4.00	4.19	3.80	63,684	4.00
	03/06/05	3.96	4.19	3.89	23,035	4.01
	10/06/05	4.00	4.25	3.85	46,298	4.01
	17/06/05	4.23	4.23	3.95	37,432	4.20
	24/06/05	4.40	4.44	4.20	14,730	4.41
	01/07/05	4.40	4.77	4.30	30,350	4.41
	08/07/05	4.20	4.41	4.01	22,107	4.20
	15/07/05	4.31	4.37	4.05	27,650	4.20
	22/07/05	4.99	5.50	4.39	112,354	4.91
	29/07/05	5.57	5.69	4.64	98,711	5.49
	05/08/05	5.44	6.50	4.95	158,000	5.40

Daily:	01/08/05	5.93	6.00	5.47	43,050	5.79
	02/08/05	6.24	6.50	5.95	45,737	6.19
	03/08/05	6.00	6.29	6.00	10,545	6.08
	04/08/05	5.57	5.92	4.95	44,943	5.47
	05/08/05	5.44	5.57	5.25	13,725	5.40
	08/08/05	5.26	5.45	5.24	17,597	5.30
	09/08/05	5.15	5.26	5.15	3,540	5.21

Source: Bloomberg

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The following graph illustrates Barbeques Galore’s share price and trading volumes from 1 January 2004 to the day before the announcement.

Source: Bloomberg

The Company has been thinly traded since inception. A trading query was raised due to the ‘spike’ in price shortly prior to the announcement.

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9	Financial & Operating Performance

9.1	Operating Performance

The table hereunder outlines the most recent three year historical consolidated operating performance.

Barbeques Galore

Operating Performance ($AUD 000)

	Year Ended 31 Jan 2005	Year Ended 31 Jan 2004	Year Ended 31 Jan 2003
Net Sales	287,092	294,029	325,551
Gross Profit	88,612	86,578	95,216
EBITDA[5] before Abnormal Items	7,809	6,180	13,120
Abnormal Income/(Expense)	378	(21)	3,330

Reported EBITDA	8,187	6,159	16,450
Depreciation & Amortisation	5,528	6,159	7,029

EBIT[6]	2,659	—	9,421
Interest Expense	2,091	2,044	2,259

Net Profit Before Tax	568	(2,044)	7,162
Income Tax Expense	280	(1,267)	2,274

Net Profit After Tax	288	(777)	4,888

Source: Barbeques Galore Annual Report 2005 (Form 20-F)

Barbeques Galore

Abnormal Items ($AUD 000)

	Year Ended 31 Jan 2005	Year Ended 31 Jan 2004	Year Ended 31 Jan 2003
Gain/(Loss) on Sale of Property, Plant & Equipment	408	3,301	(83)
Gain/(Loss) on Sale of Intangible Assets	—	119	—
Store Opening & Relocation Gains/(Costs)	(30)	(3,441)	3,413

Total Abnormal (Income)/Expense	378	(21)	3,330

Source: Adapted from Barbeques Galore Annual Report 2005 (Form 20-F)

The operating profit history has been inconsistent with the Company returning to profitability in FY2005. Abnormal expenses as detailed above also impacted reported results negatively in 2004.

The major drivers for improvement in operating performance, evidenced by EBITDA growth from FY2004 to FY2005, were:

•	Increased gross profit margins both in the United States and Australian businesses; and

•	Some selling, general and administrative savings.

These are discussed in more detail in Section 9, when determining future maintainable EBITDA.

[5]	EBITDA: Earnings Before Interest, Taxation, Depreciation and Amortisation.

[6]	EBIT: Earnings Before Interest and Taxation.

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The impact of the fluctuation of the $AUD/$USD exchange rate has the ability to distort the above sales figures. For example, although United States sales have increased from FY2003 to FY2005 in $USD terms, when converted to $AUD it has shown a decreasing sales trend due to the appreciating $AUD over that same period. This distortion is detailed later in this Section when analysing individual country performance of Australia and the United States.

9.2	Cash Flows

Barbeques Galore

Cash Flow Summary ($AUD 000)

	Year Ended 31 Jan 2005	Year Ended 31 Jan 2004	Year Ended 31 Jan 2003
Cash Flow from Operations	1,924	2,190	11,134

Proceeds from Sale of Property, Plant & Equipment	4,139	6,712	95
Proceeds from Sale of Investments in Affiliates	1,130	—	—
Acquisition of United States Franchised Stores	(532)	—	—
Proceeds from Sale of Intangible Assets	—	150	—
Capital Expenditures	(5,910)	(3,428)	(2,811)

Cash Flow from Investing	(1,173)	3,434	(2,716)

Net Repayment of Borrowings	(3,324)	(215)	(7,276)
Dividends Paid	(1,304)	(1,233)	(1,139)
Proceeds from Exercise of Options	934	—	—

Cash Flow from Financing	(3,694)	(1,448)	(8,415)

Increase/(Decrease) in Cash	(2,943)	4,176	3
Cash Flow effect of Exchange Rates	517	(693)	—

Net Increase/(Decrease) in Cash	(2,426)	3,483	3

Source: Barbeques Galore Annual Report 2005 (Form 20-F)

The level of capital expenditure is primarily a function of the number of new stores opened, refurbished or relocated. During the year ended 31 January 2005, the company opened or refitted five stores in Australia and seven stores in the United States.

The proceeds from the sale of property, plant and equipment are mostly attributable to the sale of three properties in Australia as part of the long-term direction of the company to consolidate its Sydney distribution centre.

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9.3	Financial Position

Barbeques Galore

Financial Position ($AUD 000)

	As at 31 Jan 2005	As at 31 Jan 2004
Trade Debtors	7,666	8,966
Inventory	58,401	55,444
Creditors & Non-tax Provisions	(29,425)	(29,751)

Net Working Capital	36,642	34,659
Property, Plant & Equipment	21,376	23,221
Intangibles	1,393	1,096
Other Assets/Liabilities	11,604	12,000

Capital Employed	71,015	70,976
Cash	1,095	3,521
Borrowings	(23,802)	(25,895)

Net Borrowings	(22,707)	(22,374)

Shareholders’ Funds	48,308	48,602

Source: Barbeques Galore Annual Report 2005 (Form 20-F)

The company has a strong working capital position although this is adversely impacted by excess inventory holdings. Bank debt at 31 January 2005 was slightly higher than three times reported EBITDA.

9.4	United States / Australian GAAP[7] differences

As Barbeques Galore is a ‘foreign filer’ in the United States, it accounts for its financial statements in $AUD under United States GAAP. It is still required to prepare and lodge Australian GAAP financial statements with ASIC. We have reviewed the financial statements as prepared under both these two sets of accounting standards and concluded that the application of United States GAAP against Australian GAAP does not result in material differences in reported financial position or performance for the Company nor does it impact our valuation conclusions.

9.5	Restatement of Financial Statements

Along with other retailers the Company has re-evaluated its lease accounting practices and has corrected the way it accounts for its leases, specifically the accounting for operating leases with scheduled rent increases and tenant allowances. The Company has restated its previously reported consolidated financial statements for the years ended 31 January 2003 and 2004 to correct its accounting for leases. In total, the impact of the restatement was a decrease to retained earnings of $AUD 1,740,000 as of 31 January 2004 comprising:

•	a decrease to opening retained earnings of $AUD 1,529,000 as of 1 February 2002;

•	a decrease in net income of $AUD 138,000 in FY2003; and

•	an increase in net loss of $AUD 73,000 in FY2004.

All figures quoted in this Report reflect the restated figures.

[7]	GAAP – Generally Accepted Accounting Principles

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9.6	Foreign Exchange Impact

The functional currency is the $AUD, although the Company conducts a major portion of business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in $USD. It also has foreign currency exposure through export sales to the United Kingdom in Pounds Sterling.

Australian operations hedge a major portion of their imports against exchange rate fluctuations with respect to the $AUD. Management advise that this is usually for 6 months in advance. Prices are fixed with international suppliers for up to 12 months in advance enabling exposure to be managed.

At the date of this report, management advised that the hedging facility allowed them to continue to acquire $USD at an exchange rate of approximately $AUD 1.00 to $USD 0.77 until November 2005, effectively limiting the Australian operations’ exposure to currency fluctuations in the short term. The United States operations do not actively hedge against exchange rate fluctuations, as the vast majority of the United States operations’ purchases are transacted in $USD.

The Company’s strategy is to utilise foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable.

9.7	Government Regulations

Many of the products sold use gas, wood and flame and consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment.

9.8	Australian Operations

Barbeques Galore is an iconic specialty retailer in Australia. A brief time line of the major items in its history is as follows:

Barbeques Galore

History in Australia

Date
1977	Business commenced with its first store opened in Silverwater, Sydney. A store also opened in each capital city as well as a warehouse to service the stores. The owners of a small factory called Park-Tec, were approached to undertake the manufacture of products designed by Barbeques Galore.

1981	Cook-On (an established wholesaler of gas barbecues and gas camping equipment, and a supplier to Barbeques Galore), was acquired. The reason for the acquisition was to secure stock for Barbeques Galore as it was now the largest customer of Cook-On. The first Licensee operation was in Dubbo, and this marked the beginning of a Licensee programme for country areas.

1982	Sam Linz joined Barbeques Galore as Executive Chairman and acquired a controlling interest. Barbeques Galore looked to the solid fuel slow combustion heating market to solve the problem of a winter line.

1983	The retail product range was extended with outdoor furniture, camping equipment and tents (subsequently discontinued). The Borsimex camping division was purchased from Australian Consolidated Industries Limited. Robert Gavshon joined as General Counsel.

1986	Australian Enamellers was acquired. The Australian Design Award was granted to the Barbeques Galore Turbo range of barbecues.

1987	Barbeques Galore listed on the ASX. Horans Steel was acquired, marking the entry of Barbeques Galore into the steel industry (subsequently divested).

1991	A rationalisation programme saw its wholesale division’s segments merge to form Pricotech Leisure Brands, and the shedding of fringe product ranges to concentrate on the core businesses of barbecues, heaters, camping and coolers.

1996	Barbeques Galore delisted from the ASX.

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Barbeques Galore

History in Australia (continued)

Date
2001	Barbeques Galore launched a new direction with its product offering and introduced ‘The Outdoor Room’ concept to the Australian marketplace. This new offering included outdoor heaters, garden lights, water fountains, outdoor decorator items and an expanded range of outdoor furniture settings, umbrellas and tableware.

2001	Barbeques Galore announced the acquisition of Saxon Wood Heaters, a Tasmanian, Australian-based manufacturer, distributor and retailer of wood heaters and gas-fired barbecues.

2002	The Grand Turbo 9 Burner stainless steel barbecue was produced, setting new standards in quality and features such as complete stainless steel finish on the barbecue and mobile cart, along with a stainless steel cook-top.

2003	Barbeques Galore launched a new campaign across television, radio and print media promoting ‘Good Times Galore’. Also, with an ability to import product from China at a lower cost than manufacturing locally, Barbeques Galore rationalised the manufacturing facility and to source product from overseas.

2004	Barbeques Galore exited the camping equipment market.

2005	An offer to acquire all the shares and options of Barbeques Galore is made by Ironbridge, a Sydney based private equity firm.

9.8.1	Retail Stores

As of 31 July 2005, Barbeques Galore owned and operated 44 stores in all six states of Australia and the Australian Capital Territory. The number of stores has grown by approximately 20% over the past five years. Company store numbers by State/Territory over the past five years are detailed in the table below:

Barbeques Galore

Company Owned Stores - Australia

	2005	2004	2003	2002	2001
New South Wales	17	16	13	14	14
Australian Capital Territory	1	1	1	1	1
Victoria	9	9	8	7	8
Queensland	7	5	5	5	5
South Australia	3	3	1	2	2
Western Australia	5	5	5	4	4
Tasmania	2	2	2	3	1

Total	44	41	35	36	35

Source: Management report on store numbers

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9.8.2	Licensee stores

As of 31 July 2005, there were 48 Barbeques Galore licensed stores, generally located in rural areas of Australia. The number of Licensee stores has remained steady over the past five years. Licensee store numbers by State/Territory over the past 5 years are detailed in the table below:

Barbeques Galore

Licensee Stores - Australia

	2005	2004	2003	2002	2001
New South Wales	19	20	21	21	21
Victoria	7	7	7	7	7
Queensland	12	12	13	13	13
South Australia	1	1	1	1	1
Western Australia	7	7	6	6	6
Northern Territory	2	2	2	2	1

Total	48	49	50	50	49

Source: Management report on store numbers

The Company receives annual licensing fees and sells Licensees Barbeques Galore merchandise. Independent licensees operate such stores pursuant to agreements which:

•	require them to comply with Barbeques Galore’s merchandising and advertising guidelines and conform to the Barbeques Galore image;

•	typically provide the Licensees with exclusive geographical sales territories; and

•	subject to ongoing satisfactory performance, have varying terms.

During the year ended 31 January 2005, total net sales to Licensees were $AUD 21.3 million.

9.8.3	Product Sales Mix

The following table shows product mix by percentage of total revenue from retail, licensees, wholesale and export for the periods indicated:

Barbeques Galore

Australian Product Mix – Percentage (%)

	Year Ended 31 Jan 2005	Year Ended 31 Jan 2004	Year Ended 31 Jan 2003
Barbecues	67.82	65.51	66.23
Barbecue accessories	2.95	4.75	5.48
Heating and fireplace equipment	11.81	9.67	8.34
Outdoor furniture	14.17	12.91	11.12
Backyard products	3.01	5.05	3.67
Camping equipment	0.24	2.11	5.16

Total	100.00	100.00	100.00

Source: Management report on sales

The key trends indicated from this analysis include the exit by Barbeques Galore from the camping equipment category and the increase in outdoor furniture.

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9.8.4	Trademarks and Brands

In Australia, the Company has registered, among others, the names “Barbeques Galore”, “Turbo”, “Beefmaster”, “Calypso”, “Norseman”, “Kent” and “Saxon” and additionally use the phrases “Good Times Galore”, “Cordon Bleu”, “Down Under” and “Patio Master”, as common-law trademarks. The Company further utilises a number of different trademarks relating to various barbecues, barbecue accessories, home heaters and outdoor furniture.

The major brands that Barbeques Galore markets are:

•	Turbo range

•	Downunder

•	Grill Station

•	Cordon Bleu

•	Beefmaster

•	Billabong

•	Patio Master

9.8.5	Management Team

The Company’s headquarters and Australian head office are located at Homebush. Senior members of both Board and Management are located there.

Mr Sam Linz, Executive Chairman, and Mr Robert Gavshon, Deputy Executive Chairman and CEO, Australia, are experienced retailers, having also founded and later sold their interest in Rebel Sport Limited.

Divisions of retail, wholesale, licensee and export are headed by experienced General Managers who report to Mr Linz and Mr Gavshon. All major management functions such as administration, IT, finance, marketing, logistics and purchasing are handled from head office.

9.8.6	Australian Financial Performance

The following table shows revenue from external customers in $AUD thousands and its percentage of total revenue, for the periods indicated:

Barbeques Galore

Australian Revenues from External Customers

	Year Ended 31 Jan 2005		Year Ended 31 Jan 2004		Year Ended 31 Jan 2003
	$AUD 000%		$AUD 000%		$AUD 000%
Australia	130,920	45.6	133,340	45.3	139,731	42.9
Total	287,092	100.0	294,029	100.0	325,551	100.0

Source: Management report on sales

Generally, Australian sales from external customers have decreased over the past three years. This has been attributed to:

•	the decision by management to exit the camping equipment category;

•	competition from national chains that have sourced product out of China;

•	stock issues relating to outdoor furniture which have impacted sales;

•	a large reduction in the wholesale business which was scaled back over the 2004 fiscal year; and

•	a general slow down in the Australian Retail industry over the past 12 months which has impacted the discretionary retail industry and the Barbeques Galore business.

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9.8.7	Comparable Store Sales

Comparable store sales are calculated by the Company to include the sales of all retail stores, commencing in the fourteenth month after opening, for the current and comparable prior periods.

Barbeques Galore

Comparable Store Sales

	2005 versus 2004 % decrease	2004 versus 2003 % decrease
Australia (in $AUD terms)	2.1	1.0

Source: Management report on sales

Note:

Relocated/expanded retail stores are excluded from the current and prior year’s comparable store sales during the twelve months immediately following the relocation/expansion, unless the relocated/expanded retail store is in the same general precinct as the retail store it replaces and is not at variance by more than 20% in floor selling space. Closed retail stores are excluded from the current and prior year’s comparable store sales, from the date of closure and on the basis of not having traded uninterruptedly for a minimum of twelve months.

Barbeques Galore made an announcement on 10 August 2005, where it stated that current year Australian store sales have decreased by an additional 5.2% for the half year to 31 July 2005 compared to the half year to 31 July 2004.

Retail Sales by Category

The majority of Barbeques Galore sales are through its retail network of owned stores:

Barbeques Galore

Retail Sales by Product / Category - Australia ($AUD 000)

	2005		2004		2003		2002
Barbecues	68,619	70.1%	61,619	66.70%	59,302	66.0%	58,935	62.50%
Backyard	3,830	3.9%	6,332	6.90%	4,904	5.5%	0	0.00%
Accessories/Camping/Coolers	306	0.3%	2,681	2.90%	5,553	6.2%	10,969	11.60%
Furniture	16,039	16.4%	15,251	16.50%	14,070	15.7%	17,623	18.70%
Gas Heating/Outdoor	2,566	2.6%	346	0.40%	583	0.6%	1,506	1.60%
Wood Heating	5,329	5.4%	5,100	5.50%	4,557	5.1%	4,674	5.00%
Service/Other Charges	1,184	1.2%	1,031	1.10%	885	0.9%	563	0.60%

Total	97,873	100.0%	92,360	100.0%	89,854	100.0%	94,270	100.0%

Source: Management Financial Reports (includes rounding).

Barbecues dominate local sales and those sales are increasing. Other sales have remained relatively constant in total from 2003 onwards. In the 2005 retail sales increased due to:

•	four new store opening contributing $AUD 4.5 million in additional sales;

•	relocation of two existing stores that resulted in sales improvement;

•	a decision to increase focus on the outdoor furniture market; and

•	a general increase in barbecue sales with a new ranging strategy in both product and price and earlier start to the marketing campaign for summer.

These factors were partially offset by a general slow down in the retail market in the latter part of the 2005 financial year and the complete exit from camping equipment.

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Licensee Revenue

Barbeques Galore

Divisional Performance – Licensee, Australia ($AUD 000)

	2005	2004	2003	2002
Sales	21,314	18,791	18,767	20,021
Year on Year Growth	13.4%	0.1%	(6.3%)

Source: Management Financial Reports

Licensee revenue follows similar trends to that of the retail business. The revenue is generated by Barbeques Galore selling product to Licensees effectively acting as a wholesaler.

The numbers of Licensees has remained relatively constant over the past four years and this has resulted in fairly stable sales from that perspective. In the 2005 fiscal year, the Licensee business experienced over 13% sales growth largely due to:

•	a general increase in barbecue sales with a new ranging strategy in both product and price and an earlier start to the marketing campaign for summer, and

•	an increase in furniture sales to Licensees as a result of a direct-selling programme.

Wholesale Sales

The wholesale business trades under the name Pricotech Leisure Brands (“Pricotech”) and focuses on wholesaling the following categories of products:

•	wood heaters and specifically the “Kent’ and “Saxon” brands;

•	gas heaters under the brand “Maxiheat”; and

•	some barbecue products under the brand “Cook-On” and house brands.

Historically, Pricotech sold products to national chains, acting as wholesaler of its own brands. The wholesale business has been scaled back significantly over the past three years as these national chains have sourced product directly from China. Additionally the decision to exit from camping equipment also negatively impacted wholesale sales for the years 2003 to 2005. This has resulted in a significant drop in sales as indicated in the table below:

Barbeques Galore

Divisional Performance – Wholesale, Australia ($000)

	2005	2004	2003	2002
Sales	5,597	16,300	23,409	24,754
Year on Year Growth	(65.7%)	(30.4%)	(5.4%)

Source: Management Financial Reports

The current customers of Pricotech include some national chains and a dealer network of hardware, heating and outdoor retailers.

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Export Sales

Export focus is on three particular distributors in Europe. The export business has experienced an inconsistent earnings stream as it is highly dependent on these three customers. It contributes minimally to the overall business and as indicated below has relatively small sales compared to the rest of the group.

Barbeques Galore

Divisional Performance – Export, Australia ($AUD 000)

	2005	2004	2003	2002
Sales	5,178	4,866	5,557	2,378
Year on Year Growth	6.4%	(12.4%)	133.7%

Source: Management Financial Reports

9.9	United States Operations

Barbeques Galore is a niche specialty retailer in the United States. A brief time line of the major items in its history is as follows:

Barbeques Galore

History in the United States

Date
1980	The first store opened in Los Angeles

1987	Barbeques Galore appointed its first Franchisee in the United States. Pool, Patio ‘n’ Things, a Californian corporation, was purchased so as to broaden the retail base. This subsidiary is no longer operating.

1988	Sydney Selati joined Barbeques Galore.

1997	Barbeques Galore successfully listed on NASDAQ. This enabled the Company to expand its United States operations. Eleven new stores in the United States were opened with another 15-20 stores planned for 1998 and 1999.

1999	Barbeques Galore announced that it has introduced online shopping to its business with website http://www.bbqgalore-online.com offering a variety of grills at various price points, as well as related accessories and sauces, to its customers.

2001	Barbeques Galore began a stock repurchase programme as authorized by its Board of Directors. The programme specified the repurchase of up to 450,000 Barbeques Galore American Depository Receipts.

2003	The Grand Turbo range of stainless steel barbecues set a new standard in quality.

2004	Barbeques Galore announced that, as part of a re-arrangement of its credit lines between the United States and Australia, its United States operating subsidiaries, Barbeques Galore Inc. and Barbeques Galore. Online, have entered into a loan agreement with the Union Bank of California for a revolving loan not to exceed $USD 15.0 million

2005	The Company opened its first store in the greater New York area commencing a strategy to expand on to the eastern seaboard.

There are 68 stores (including two United States Military concession stores) in ten states in the United States. There are currently seven franchised stores in the United States, all of which operate under the “Barbeques Galore” name. The Company does not intend to franchise any additional stores in the United States (except in and around geographical territories as defined under existing franchising agreements).

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The growth in United States operations is detailed in the table below:

Barbeques Galore

United States Operations

	2005	2004	2003	2002	2001
Retail	66	62	60	62	62
Franchisees	7	9	9	9	11
Navy	2	2	3	3	3
e-Commerce Site	1	1	1	1	1

Total	76	74	73	75	77

Source: Management Financial Reports

This market’s major difference to Australia is demographic. Consequently, sales tend to be focused on higher value items. United States stores possess the following differentiating characteristics to Australian stores:

•	Typically smaller than Australian stores (in terms of floor space).

•	Barbecue speciality stores which focus purely on barbecues and heating as opposed to Australian stores which cater for a broader outdoor and backyard product offering.

•	Target a specific demographic within the United States market, as opposed to the Australian businesses that caters for a broader market.

During the fiscal year ended 31 January 2005, total net sales to franchisee stores were $USD 7.0 million.

9.9.1	Total Sales in the United States

The following table sets out revenue from external customers in $AUD thousands and by percentage, for the periods indicated:

Barbeques Galore

United States Revenues from External Customers

	Year Ended 31 Jan 2005		Year Ended 31 Jan 2004		Year Ended 31 Jan 2003
	$000%		$000%		$000%
United States ($USD)	111,699		106,934		102,096
United States ($AUD)	156,172	54.4%	160,689	54.7%	185,820	57.1%
Total ($AUD)	287,092	100.0%	294,029	100.0%	325,551	100.0%

Source : Management Financial Reports

Importantly this table highlights the impact of translating the $USD sales into $AUD sales. Even though $USD sales increased year on year, translating these sales using an appreciating $AUD, reports a decline in sales in $AUD terms.

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9.9.2	Comparable Store Sales

Comparable store sales are calculated by including the sales of all retail stores, commencing in the fourteenth month after opening, for the current and comparable prior periods.

Barbeques Galore

Comparable Store Sales

	2005 versus 2004 % increase	2004 versus 2003 % increase
United States Sales ($USD)	6.7	5.5

Source : Management Financial Reports

Note:

Relocated/expanded retail stores are excluded from the current and prior year’s comparable store sales during the twelve months immediately following the relocation/expansion, unless the relocated/expanded retail store is in the same general precinct as the retail store it replaces; and is not at variance by more than 20% in floor selling space. Closed retail stores are excluded from the current and prior year’s comparable store sales from the date of closure and based on not having traded uninterruptedly for a minimum of twelve months.

A market announcement on 10 August 2005 stated that current year United States’ store sales have increased 3.5% for the half year to 31 July 2005 in $USD.

9.9.3	Product Sales Mix

The following table shows product mix by percentage of total revenue:

Barbeques Galore

Sales by Product / Category - United States ($USD 000)

	2005		2004		2003		2002
Barbecues & Grills	83,788	75.0%	71,269	68.3%	68,850	69.0%	67,102	69.6%
Accessories, Parts & Other	19,680	17.6%	24,413	23.4%	22,922	23.0%	22,598	23.5%
Outdoor, Fireside & Heating	8,231	7.4%	8,632	8.3%	8,041	8.0%	6,623	6.9%

Total	111,699	100.0%	104,314	100.0%	99,813	100%	96,323	100.0%

Year on Year Growth	7.08%		4.51%		3.62%

Source : Management Financial Reports (includes rounding)

On 10 August 2005 Barbeques Galore announced for the half year to 31 July 2005, sales increased by 8.4% in $USD terms. In particular strong performing categories have been:

•	islands which have increase by more that 200% in the 2005 financial year; and

•	stainless steel grills.

9.9.4	Trademarks

“Barbeques Galore”, “Grand Turbo”, “Turbo”, “Capt’N Cook”, “Cook-On”, “Bar-B-Chef”, “Beefmaster”, “Endeavour”, “Kent”, “Kent - The Flame of the Future” and “Maxiheat”, are federally registered trademarks and/or service marks in the United States. In addition, the Company owns a federal trademark registration for the distinctive configuration of its Turbo grill. It uses the phrases “Everything You Need for Barbecuing”, “America’s Largest Chain of Barbecue Stores” and “Right in Your Backyard”, as common-law trademarks in the United States. “Barbeques Galore” and “Cook-On” are also registered in the State of California.

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9.9.5	Management Team

The United States head office is located in California. Mr Sydney Selati has been Chairman of Galore USA since May 1988. He has over 37 years of experience in the retail industry.

Mr Michael Lindblad is CEO, USA. Mr. Lindblad has previously worked with Bloomingdales Department Stores, May Department Stores and Children’s Collection. All major functions such administration, IT, finance, marketing, logistics and purchasing are run from head office. Mr Lindbad reports to Mr Selati in the United States. Mr Selati in turn reports to Mr Linz as Group Chairman.

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10	Value of Barbeques Galore

10.1	Valuation Summary

WHK Corporate Advisory has calculated the fair market value of each Barbeques Galore share on a diluted basis to be in the range of $AUD 11.81 and $AUD 12.56 per share.

In determining this amount, we have calculated the market value of the operating business, added surplus assets, as well as considering the contingent liabilities. As detailed in Section 6, we have utilised the capitalisation of future maintainable earnings methodology. Additionally as set out in section 10.7.4, we have included the dilutionary impact of the option on issue to determine the value per share (“Value per share on a diluted basis”).

Our assessment of value is detailed in the remainder of this Section, with the assessed value range summarised as follows:

Barbeques Galore

Valuation per Share - $AUD

		Low Value	High Value
Enterprise Value	$000	77,083	80,668
Less: Interest Bearing Debt		23,802	23,802

Equity Value calculated prior to exercise of options	$000	53,281	56,866
Proceeds received on exercise of options	$000	2,694	2,694

Total Equity Value, post exercise of options	$000	55,975	59,560
Number of shares on issue		4,246,091	4,246,091
Number of options on issue		494,290	494,290

Total number of shares (post option exercise)		4,740,381	4,740,381

Value per share on a diluted basis		$11.81	12.56

As a crosscheck to the value determined under the capitalisation of maintainable earnings methodology, we have reviewed value under a discounted cash flow analysis.

10.2	Valuation Methodology – Future Maintainable Earnings

As discussed in Section 5, we have adopted the capitalisation of maintainable earnings method in valuing the business operated by Barbeques Galore. Capitalisation of maintainable earnings is the most commonly used method for the valuation of businesses. This methodology involves capitalising the earnings of a business at a multiple that reflects the risks of the business and its earnings stream. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA8, EBIT and NPAT9. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples.

[8]	EBITA: Earnings Before Interest Tax and Amortisation

[9]	NPAT: Net Profit After

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Application of this methodology involves:

•	estimation of future maintainable earnings having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

•	consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, whether earnings for valuation purposes reflect historical or projected earnings, the quality of earnings, growth prospects and relative business risk; and

•	multiplying the future maintainable earnings by the capitalisation multiple to establish the enterprise value[10];

•	considering the impact of control premiums on the valuation; and

•	considering the existence of surplus assets and interest bearing debt to determine an equity value.

10.3	Future Maintainable Earnings

Future maintainable earnings represent the level of maintainable earnings that the existing operations could reasonably be expected to generate on a sustainable or maintainable basis.

We have selected EBITDA as the appropriate measure of earnings. Earnings multiples based on EBITDA are less sensitive to different financing structures, depreciation and amortisation policies (in particular the impact of amortising goodwill), and effective tax rates. Additionally we have assessed a future maintainable EBITDA or a prospective maintainable EBITDA number for valuation purposes.

It is important to note in determining future maintainable EBITDA, while we reviewed and considered management’s forecasts for the year ending 31 January 2006, the resultant future maintainable EBITDA utilised in this valuation does not specifically represent managements’ forecast for the year ending 31 January 2006, (which differs to future maintainable EBITDA) nor is it our forecast for that same time period. It reflects our assessment of future maintainable earnings based on the trading position of Barbeques Galore at the date of this report. The actual results for the year ending 31 January 2006 could be greater or less than the future maintainable earnings determined as a result of changing economic conditions, management altering strategies or competitive forces. Likewise one off or abnormal income or expense items in this financial year could contribute to the difference between actual / forecast 2006 results and our assessment of future maintainable EBITDA.

We have calculated the future maintainable prospective EBITDA to be approximately $AUD 9.959 million as set out in the table below:

Barbeques Galore

Summary of Future Maintainable EBITDA ($ 000)

	United States Operations		Australian Operations AUD	Consolidated Total AUD
	USD	AUD[11]
Maintainable Revenue[12]	123,810	165,080	139,783	304,863

EBITDA				9,959
EBITDA %				3.27%
EBIT				4,495
EBIT %				1.47%

[10]	Ungeared value of business assets.

[11]	Converted at an exchange rate of $USD 0.75 to $AUD 1.00.

[12]	External sales only, excludes intercompany transactions.

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10.3.1	Historical EBITDA

As a starting point in determining the future maintainable EBITDA, we have reviewed the normalised historical EBITDA (as reported) by Barbeques Galore Group for the consolidated United States and Australian businesses. A summary of the normalised historical EBITDA is set out below (and is provided in detail in section 8.1):

Barbeques Galore

Historical EBITDA ($AUD 000)

	Year Ended 31 Jan 2003	Year Ended 31 Jan 2004	Year Ended 31 Jan 2005	Assessed Maintainable
Revenue from External Customers
Australia ($AUD)	139,731	133,340	130,920	139,783
United States ($USD)	99,813	104,314	111,699	123,810
United States ($AUD reported)	185,820	160,689	156,172	165,080

Total Revenue ($AUD)	325,551	294,029	287,092	304,863

EBITDA before Abnormal Items	13,120	6,180	7,809	9,959
	4.03%	2.10%	2.72%	3.27%

Depreciation & Amortisation	7,029	6,159	5,528	5,464

EBIT before Abnormal Items	6,091	21	2,281	4,495
	1.87%	0.00%	0.79%	1.47%

We note that the over the past three years to 31 January 2005, there has been:

•	an increase in revenue from the United States business in $USD, but due to an appreciating $AUD against the $USD, is reported as a net decrease in $AUD;

•	a decrease in the revenue from the Australian business, largely due to a difficult retail climate and the scaling back of wholesale and consumer durables;

•	an exit by the Australian business from the camping equipment category; and

•	an initial decrease in profitability from FY2003 to the FY2004, with a growth in profitability for FY2005 over FY2004.

10.3.2	Current & expected trading performance and impact on Future Maintainable EBITDA

Additionally, in determining the maintainable EBITDA for Barbeques Galore (United States and Australia businesses), we have reviewed and considered:

•	management accounts provided for the 3 months to 30 April 2005;

•	management accounts provided for the 5 months to 30 June 2005;

•	sales and margin data provided for the 6 months to 31 July 2005;

•	August 2005 trading data available up to the date of this report;

•	forecast data relating to revenue, margin and expenses for the remaining year to 31 January 2006 and discussions with key management on same;

•	interviews with key management on strategic and expansion plans for the United States and Australian business; and

•	interviews with key management on the revenue growth potential and product mix.

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Our findings and the impact on those findings on our assessment of future maintainable EBITDA, is discussed below. As outlined above we have assessed maintainable revenue to be approximately 6.2% higher than the revenue achieved for the year ended 31 January 2005 and maintainable EBITDA to be approximately 27.5% higher than the EBITDA achieved for the year ended 31 January 2005. We have analysed the Australian and United States businesses separately in forming this view.

A)	Australian Revenue

We have assessed that Australian revenue from external customers should increase by approximately 7.16% from the year ended 31 January 2005 to $AUD 139.8 million on a future maintainable basis, as set out in the table above. The majority of this increase has been in retail sales with a small increase in the wholesale / export business as detailed in the below table:

Barbeques Galore

Australian Revenue ($AUD 000)

	2005	Future Maintainable	Increment	Sustainable Growth
Retail	97,873	104,909	7,036	7.19%
Licensee	21,794	22,164	370	1.70%
Wholesale / Export	10,775	12,710	1,935	17.96%

Total	130,442	139,783	9,341	7.16%

Retail – Australia

We formed our assessment of retail sales after considering the current performance for the 6 months to 31 July 2005 as announced by Barbeques Galore Limited on 10 August 2005 (summarised in the table below) and the expected improvement in trading conditions and performance for the following 6 months to 31 January 2006 (discussed thereafter):

Barbeques Galore

Australian Revenue ($AUD 000)

	2005	2004	Growth
Revenue for 3 months to 30 April 2005	24,334	24,232	0.42%
Revenue for 3 months to 31 July 2005	23,676	24,405	(2.99%)

Revenue for 6 months to 31 July 2005	48,010	48,637	(1.29%)

Source: Announcement by Barbeques Galore on 10 August 2005

Overall sales are down for the first half-year in comparison to the 2004 year. This has been attributed to a poor Australian retail trading period and continued intense competition in respect of barbecue sales.

The trading performance of the total Australian retail business is expected to improve on a maintainable basis and we expect the maintainable total revenue of the Australian retail business to increase for the following reasons:

•	The impact of a full year of trading for four new stores that opened during the year ending 31 January 2005 and the impact of a further two new stores opened in the current financial year. The majority of this increase would be expected in the second half of the year given the seasonality of the Australian business.

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•	An expected improvement in sales of outdoor furniture for the remainder of the financial year. To date this strategy has had limited success due to “lack of stock” issues and a “range” issue where Barbeques Galore did not cater for the lower end market, which management has addressed.

•	An advertising and awareness campaign on television, print media and letterbox delivery of pamphlets focused on outdoors items such as furniture, this being the first time the company has used television extensively in three years.

•	A change in the focus and strategy around barbecue accessories.

After considering the above and calculating the financial impact and sensitivities of the above factors we have formed the view that the Australian retail sales should grow by 7.19% to $AUD 104.909 million on a future maintainable basis from the retail sales achieved for the year ended 31 January 2005.

Licensee – Australia

The licensee business is expected to grow on a future maintainable basis from the level achieved for the year ended 31 January 2005, but at rate significantly lower than the retail business revenue, given the:

•	lower levels of new licensee growth in comparison to the retail business, and

•	different demographics of the licensee stores in terms of product mix, geographic locations and the growth profiles of those stores.

Australian licensee sales should grow by 1.70% to $AUD 22.164 million on a future maintainable basis from the licensee sales achieved for the year ended 31 January 2005.

Wholesale / Export – Australia

We have determined that the wholesale / export revenue will grow by approximately 17.96% to $AUD 12.17 million, on a future maintainable basis from the revenue achieved for the year ended 31 January 2005, mainly due to an expected forecast increase in the export business.

B)	United States Revenue

We have assessed that United States revenue from external customers should increase by approximately 10.84% to $USD 123.810 million on a future maintainable basis from the year ended 31 January 2005, as set out in the table above. The majority of this increase has been in retail sales with a small increase in the Franchisee business as detailed in the below table:

Barbeques Galore Limited

United States Revenue ($USD 000)

	2005	Future Maintainable	Increment	Sustainable Growth
Retail	104,719	116,610	11,891	11.36%
Wholesale / Franchise	6,980	7,200	220	3.15%

Total	111,699	123,810	12,111	10.84%

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Retail – United States

We formed our view of United States retail sales after considering current performance for the 6 months to 31 July 2005 as announced by Barbeques Galore on 10 August 2005 (summarised in the table below) and the expected improvement in trading conditions and performance for the following 6 months to 31 January 2006 (discussed there after):

Barbeques Galore

United States Revenue ($USD 000)

	2005	2004	Growth
Revenue for 3 months to 30 April 2005	27,608	25,432	8.56%
Revenue for 3 months to 31 July 2005	43,359	40,157	7.97%

Revenue for 6 months to 31 July 2005	70,967	65,589	8.20%

Source: Announcement by Barbeques Galore on 10 August 2005 converted to $USD

Sales for the six month to 31 July 2005 are up by 8.20% in comparison to the prior years’ corresponding six months. In its announcement on 10 August 2005, Barbeques Galore advised that comparable stores sales for the United States stores was 3.5% up for the six months to 31 July 2005 when compared to the same period in 2004, indicating an improving sales performance and conditions for 2005 over 2004.

The trading performance of the United States retail business is expected to continue to improve on a maintainable basis for the following reasons:

•	There being a general continued improvement in the retail industry in the second half of this year compared to last year. Further and specific to the United States market for barbecues and outdoor lifestyle products, the increasing trend of households in the United States to prepare and cook meals, eat and entertain in their backyards and their demand for consumers to purchase quality products to facilitate this trend, will have further positive impacts on the market size for higher priced quality barbecues and related products.

•	The impact of a full year of trading for four new stores that opened during the year ending 31 January 2005 and the impact of a further six new stores opened this financial year should provide a maintainable uplift in total year on year sales of between 6% and 7% (net of store closures in FY2005 and FY2006). This growth is already being realised as highlighted in the announcement on 10 August 2005 regarding the sales to 31 July 2005. In addition three stores were closed during the period and management is continuing to monitor individual store performance.

•	Management have reviewed and amended their marketing strategy to ensure that it is demographic focused.

After considering the above and calculating the financial impact and sensitivities of the above factors we have formed the view that the United States retail sales should grow by 11.36% to $USD 116.610 million on a future maintainable basis from the retail sales achieved for the year ended 31 January 2005.

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Wholesale / Franchisee – United States

The United States wholesale/franchisee business is significantly smaller than the Australian Licensee business with only seven franchise stores in the United States. We have formed a view that the Franchisee business should grow on a future maintainable basis from the revenue achieved for the year ended 31 January 2005, but at rate significantly lower than the retail business revenue, given:

•	all Franchise stores are mature and as such would not expect to achieve the growth that some of the newer company owned stores would achieve; and

•	no increase in the number franchise stores is forecast in the short term.

We have formed the view that the United States Franchise sales should grow by 3.15% to $USD 7.2 million on a future maintainable basis from the Franchisee sales achieved for the year ended 31 January 2005.

C)	Maintainable EBITDA - Consolidated Australian and United States

We assessed a maintainable EBITDA percentage of 3.27% of future maintainable revenue assessed in the previous sections. We determined this level of profitability after reviewing the historical profitability of the business, current financial performance and the forecast financial data. It is important to note, that this is not a forecast by WHK Corporate Advisory, nor by Barbeques Galore management, but is an assessment by us as to the future maintainable profitability of Barbeques Galore given historical, current and expected trading position of the company and the economic conditions at the date of this report.

Specifically when determining EBITDA, we reviewed and formed conclusions on the following:

•	Gross Profit Margin.

•	Selling, General and Administrative Expenses.

•	Corporate Overheads.

•	Research and Development costs.

•	Depreciation and Amortisation costs for future maintainable purposes.

In making the assessment of each of the expense categories, we reviewed the fixed and variable costs and the expected changes in both given a change in future maintainable revenue. Our specific conclusions on these expense items and the impact on future maintainable EBITDA are detailed below:

Historical EBITDA Margin

Over the past three years Barbeques Galore has achieved EBITDA of between 2.10% and 4.03% of sales as detailed below13:

Barbeques Galore

Historical EBITDA Margin (%)

	Year Ended 31 Jan 2005	Year Ended 31 Jan 2004	Year Ended 31 Jan 2003
EBITDA before Abnormal Items as % of Total Sales	2.72%	2.10%	4.03%
EBIT before Abnormal Items as % of Total Sales	0.79%	0.00%	1.87%

[13]	This has been tested by translating the United States operations at different exchanges rates.

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The specific changes in profitability year on year are set out below:

Year ended 31 January 2004 against Year ended 31 January 2003

The key factors that contributed to the decrease in profitability at the expense and margin levels were:

•	decreases in the gross profit margin in all Australian divisions largely as a result of increased competition from Chinese imported products and lower-priced products;

•	increased advertising expenses;

•	increase variable sales costs relating to commissions and sales promotion; and

•	increased payroll costs in respect of store staff and hiring senior management.

Year ended 31 January 2005 against Year ended 31 January 2004

The key factors that contributed to the increase in profitability at the expense and margin levels were:

•	increase in gross profit margin in Australia during the year of approximately 0.1%;

•	increase in gross profit margin in the United States during the year of 1.9%;

•	the increase in gross profit margin, as outlined above was offset by a decrease in the gross profit margin in the wholesale / export business in Australia;

•	increase in United States selling, general & administrative expenses also partially offset the gross profit improvements, including and not limited to:

•	increased variable sales costs relating to commissions and sales promotion;

•	increased personnel costs associated with corporate head office; and

•	increased repair costs.

•	net decrease in Australian selling, general & administrative expenses including and not limited to:

•	downsizing strategy implemented, focussing on reducing payroll costs and overheads;

•	decrease in rebates paid to customers; and

•	increase in payroll expenditure on new stores, employee time-tabling and costs associated with visual merchandising partially offsetting the cost saving discussed above.

From this review, we are able to conclude that the profitability, being an EBITDA of 2.72% of sales achieved by Barbeques Galore in the year ending 31 January 2005, is a reasonable starting point for determining maintainable EBITDA. We then adjusted this base EBITDA percentage for specific factors we determined from our review as detailed below:

Margin Improvement

Management expect that Gross Profit margin should improve on a maintainable basis, due to:

•	specific focus to promote higher margin product, generally product that is proprietary to Barbeques Galore;

•	improved buying in respect of outdoor furniture; and

•	general improvement in margin for the trading period year to date.

Selling, General and Administration Expenses

The major changes in selling, general and administration expenses, expected to impact future maintainable profits includes:

•	restructure of staffing undertaken in the six months to 31 January 2005, expected to provide an increase to EBITDA; and

•	increase in advertising in line with the focus on sales and marketing strategies in the United States and Australia.

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Conclusion on Future Maintainable EBITDA

After considering the above, calculating the financial impact and sensitivities of the above factors and reviewing the levels of fixed and variable expenses, we have calculated the future maintainable EBITDA above to be $AUD 9.959 million or 3.27% of future maintainable revenue with a future maintainable EBIT of $4.495 million.

10.4	Capitalisation Multiple

The selection of a multiple takes into account the unique features of the company including its business profile assessed risks and the industry within which it operates. To assist the selection of this multiple we have reviewed the performance of selected companies with relevance to the Barbeques Galore business model. We also reviewed comparable company merger and acquisition transactions. The selection of the above two categories includes Australian and United States entities. Finally, is the assessment of an appropriate premium for control.

10.4.1	Comparable Company Multiples

We have reviewed the following comparable company EBITDA multiples:

Barbeques Galore

Comparable Company Multiples

Australian Companies	Year End	Market Cap. ($AUD m)	Enterprise Value ($AUD m)	EBITDA Multiple 2005(1)		EBITDA Multiple 2006(2)
Harvey Norman Holdings Limited	Jun	2,856	3,413	8.57	x	7.88	x
Repco Corporation Limited	Jun	588	750	9.10	x	7.87	x
JB Hi-Fi Limited	Jun	363	412	9.73	x	8.13	x
Super Cheap Auto Group Limited	Jun	329	370	9.03	x	8.43	x
Fantastic Holdings Limited	Jun	350	347	12.65	x	11.09	x
Funtastic Limited	Dec	263	279	14.54	x	10.59	x
Housewares International Limited	Jun	205	269	6.63	x	6.42	x
Rebel Sport Limited	Jun	163	139	4.67	x	n/a
Nick Scali Limited	Jun	130	127	10.78	x	8.30	x
Kresta Holdings Limited	Jun	35	43	6.87	x	6.41	x

Average				9.26	x	8.35	x

Average (excluding high & low)				9.17	x	8.23	x

United States Companies	Year End	Market Cap. ($USD m)	Enterprise Value ($USD m)	EBITDA Multiple 2005(3)		EBITDA Multiple 2006(4)
Williams-Sonoma, Inc.	Jan	4,939	4,742	11.25	x	9.62	x
Guitar Center, Inc.	Dec	1,555	1,590	12.19	x	9.68	x
Pier 1 Imports, Inc.	Feb	1,180	1,010	5.89	x	9.91	x
Linens ‘n Things, Inc.	Feb	1,114	910	4.98	x	5.41	x
Cost Plus, Inc.	Jan	472	482	6.23	x	6.00	x
Brookstone, Inc.	Jan	401	324	6.38	x	5.58	x
Restoration Hardware	Jan	256	273	13.62	x	7.88	x
Sharper Image Corporation	Jan	206	112	2.40	x	4.00	x

Average				7.87	x	7.26	x

Average (excluding high & low)				7.82	x	7.36	x

1 - Dec 04, Jun 05;

2 - Dec 05, Jun 06;

3 - Dec 04, Jan 05, Feb 05;

4 - Dec 05, Jan 06, Feb 06

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10.4.2	Calculation of Multiple

After reviewing the comparable company multiples and adjusting for certain factors, we have determined an earnings multiple in the range of 6.45 to 6.75 times EBITDA is appropriate to apply to the future maintainable EBITDA figure to calculate value on a pre-controlling basis.

In selecting the earnings multiple we have considered earning multiples derived from:

•	prices achieved in mergers and acquisitions of comparable companies as set out in Section 10 to this report;

•	share market prices of comparable listed companies, as detailed above which highlight that:

•	excluding the high and low examples, the Australian comparable companies trade at an average multiple of 9.17 times prior year (FY2005) EBITDA and 8.23 times future year (FY2006) EBITDA; and

•	excluding the high and low examples, the United States comparable companies trade at an average of multiple of 7.82 times prior year (FY2005) EBITDA and 7.36 times future year (FY2006) EBITDA.

These comparable company multiples form a basket of multiples allowing a base EBITDA multiple range to be determined. This is then adjusted to take account of specific attributes of Barbeques Galore, such as:

•	Size of Barbeques Galore

As set out in Appendix 3, Barbeques Galore is smaller in respect of the market capitalisation, revenue and profitability, than Australian and United States comparable companies (except for one Australian comparable company, Kresta Holdings Limited). Size impacts the risk profile of a company (against the comparable companies) and as such needs to be reflected by way of a discount against the basket of multiples.

•	Relevance of being a “category killer”

Barbeques Galore is a dominant force in its sector, known as a “category killer”. Companies that are category killers often attract premiums when compared to their peers due to the specialised nature of the business and the specific characteristics that differentiate them from competitors. This premium can be offset by a discount for the lack of diversification in terms of product offering that can make category killers more risky than diversified market participants.

•	Growth rate when compared to the Listed Comparable Companies

Companies that have historically achieved high growth rates and are expected to continue to achieve high growth rates generally attract a premium from a valuation perspective, reflected in higher valuation multiples.

As set out in Appendix 3, the average compounded annualised growth rate (“CAGR”) for the last three years for the Australian comparable companies was approximately 23% and approximately 14% for the United States comparable companies. Barbeques Galore historically has achieved CAGR well below those averages and in our opinion, given its current trading position, will continue to achieve growth rates below the comparable company CAGRs. Accordingly, we have applied a discount to the comparable company multiples to account for the lower levels of expected growth.

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•	Exposure to foreign exchange and commodity prices

There is an inherent risk in Barbeques Galore’s Australian operations, specifically relating to foreign exchange exposure as result of importing the majority of its product from countries, where trade is denominated in $USD. The United States comparable companies generally are not exposed to this risk as these imports are denominated in $USD. Of note the Australian comparable companies are likely to be subject to this foreign exchange risk.

The cost of materials of Barbeques Galore’s products are heavily reliant on commodity prices, specifically steel and to a lessor extent oil, both of which have been trading at all time highs. While a number of comparable companies are subject to this risk, it is generally at a lesser extent than to Barbeques Galore and this is reflected in an adjustment to the comparable company multiple.

•	Specific operational attributes of Barbeques Galore

In assessing the relevance of the comparable company multiples and whether a further adjustment (premium and discount) is required when determining a capitalisation multiple, we have considered specific operational attributes including the:

•	numbers of stores, year on year performance and expected growth rates;

•	gross profit margin, EBIT margin and EBITDA margins historically achieved and expected to be achieved against that achieved by the comparable companies;

•	high levels of capital expenditure incurred on an ongoing basis by Barbeques Galore and likewise high levels of depreciation as a proportion of EBITDA;

•	growth potential that exist for Barbeques Galore to expand in the United States. In particular some of the Australian comparable companies do not possess this attribute; and

•	capability and experience of Management.

•	Risk associated with United States operations when reporting in $AUD

Barbeques Galore’s has a major point of differentiation to the Australian comparable companies in that over 50% of its business (on a revenue basis) is derived from retail within the United States market. While this provides opportunity from a market size perspective, it can distort reported profits when translated into $AUD and compared yearly, particularly when there is fluctuating $AUD/$USD exchange rates.

This was apparent over the 3 years to 31 January 2005 where the United States operations experienced real growth in terms of $USD sales, but due to an appreciating $AUD over that same period, the United States sales when translated to $AUD (as required for financial reporting purposes) reported declining United States sales.

Additionally, the United States comparable companies are all denominated in $USD, where Barbeques Galore’s reports in $AUD and as such a fluctuating exchange rate may impact its valuation volatility against those comparable companies.

Comparable company financial data and analysis is shown as Appendix 3.

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10.5	Calculation of Enterprise Value

The enterprise value on a pre-controlling basis of Barbeques Galore derived from the capitalisation of maintainable earnings method is summarised below:

Barbeques Galore

Enterprise Valuation Calculation ($AUD ’000)

		Low Value	High Value
Maintainable EBITDA		9,959	9,959
EBITDA Multiple	times	6.45	6.75

Enterprise Value		64,236	67,223

As a crosscheck we note that the maintainable EBIT as set out in Section 10.3 of this report is $4.495 million. Accordingly the above valuation translates to an EBIT multiple of between 14.29 times and 14.96 times on pre-controlling basis. We consider this to be at the high end of a reasonable range and supports our selected EBITDA multiple.

10.6	Premium for Control

As the proposed Schemes of Arrangement are to acquire 100% of the shares and options in Barbeques Galore, then a premium for control must be considered and applied to the enterprise value calculated in Section 10.5.

Depending on the nature of the acquirer, the acquisition of a 100% interest in a company is likely to result in the purchaser realising various synergistic, strategic and special benefits. The extent to which a given purchaser will be able to realise such benefits will determine the control premium over the market value (based on minority share trades) that a purchaser is prepared to pay in acquiring a company. Evidence of takeover and acquisitions transactions indicates that the premium paid in takeovers ranges between 10% and 35%. However, larger premiums have been paid depending on the competitive bidding environment and the level of synergies which the purchaser should receive from the acquisition.

Other than the cost savings in respect of its NASDAQ listing and certain corporate overheads, we are of the opinion that the acquirer will not benefit from significant synergies or cost savings. Further the acquisition by Ironbridge has been neither competitive nor hostile and as such we have formed a view that a “pure” or “simple” premium for control (i.e. excluding that proportion attributable to synergies) is the most relevant to apply to the valuation of Barbeques Galore under the proposed transaction.

In Section 11 to this Report we detailed control premiums on comparable transactions, in particular we note the Australian comparable takeover transactions implied control or acquisition premiums of between 7% and 21%14.

[14]	Announced premium of 1 day and 1 month prior to the offer for the acquisition of Freedom Group Limited, OPSM Group Limited, Just Jeans Group Limited and Rebel Sport Limited.

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Accordingly based on the lack of strategic or synergistic benefits, and that the transaction is friendly and non-competitive, in our opinion the appropriate premium for control to apply to the valuation is 20%.

Barbeques Galore

Enterprise Valuation Calculation ($AUD 000)

	Low Value	High Value
Enterprise Value	64,236	67,223
Premium for Control	20%	20%

Enterprise value after Premium for control	77,083	80,668

The above valuation translates to an EBIT multiple of between 17.15 times and 17.95 times on controlling basis.

10.7	Calculation of Equity Value

Equity value is calculated by adjusting the enterprise value for surplus assets or liabilities and deducting interest bearing debt.

10.7.1	Surplus assets & liabilities

From our review of the Barbeques Galore balance sheet and our discussions with Management we have assessed that there are no surplus assets or liabilities requiring adjustment against the enterprise value.

10.7.2	Interest Bearing Debt

At the date of this report interest-bearing debt was approximately $23.8 million.

10.7.3	Resultant Valuation of Equity of Barbeques Galore

The calculation of the resultant equity value on a controlling basis of Barbeques Galore is as follows:

Barbeques Galore

Equity Value Calculation ($AUD 000)

	Low Value	High Value
Enterprise Value	77,083	80,668
Less: Interest Bearing Debt	23,802	23,802

Equity Value	53,281	56,866

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10.7.4	Issued Shares and Options and Value Per Share

At the date of this report Barbeques Galore has 4,246,091 shares on issue and 494,290 options on issue. All options have an exercise price below the offer price and as set out in Section 13.1 will be exercisable from the effective date of the Proposed Share Scheme. Accordingly, these options will have a dilutionary impact on the value of the issued shares and it is appropriate to adjust for this to calculate value per share on a diluted basis. The impact of the dilution is calculated below:

Barbeques Galore

Equity Value Calculation on a Diluted Basis (AUD)

		Low Value	High Value
Equity Value calculated prior to exercise of options	$000	53,281	56,866
Total number of shares on issue		4,246,091	4,246,091

Value per share prior to exercise of options		$12.55	13.39

Proceeds received on exercise of options	$000	2,694	2,694

Total Equity Value, post exercise	$000	55,975	59,560
Total number of shares post options exercise		4,740,381	4,740,381

Value per share on diluted basis		$11.81	12.56
Dilution per Share		$0.74	0.83

10.8	Valuation Methodology – Discounted Cash Flow

As discussed in Section 5, we have adopted the discounted cash flow method as a cross check in valuing Barbeques Galore. The discounted cash flow method estimates market value by discounting a company’s future cash flows to their present value. This method is appropriate where a projection of future cash flows can be made with a reasonable degree of confidence for a period of at least 5 years. We have not been provided with cash flow forecasts that would satisfy this requirement and have constructed our own cash flow forecasts for performing this cross check. These cash flow forecasts as detailed below were constructed from discussions with Management, review of business plans, and our view of forecast market conditions.

We note that these cash flows are our estimates only and should not be construed as company forecasts. They are not to be relied upon in any way as an assessment of likelihood of achieving earnings going forward.

Application of this methodology involves:

•	estimating the future cash flow associated with Barbeques Galore over a relevant time period, including an ongoing maintainable cash flow once the business is mature;

•	assessment of an appropriate discount rate that takes into account risks associated with Barbeques Galore and its cash flows, such as size of a business, any lack of marketability of assets/shares, the quality of earnings and nature of the industry (additionally, when calculating the discount rate, the effect of any control premium or strategic value is considered);

•	estimation of the terminal value at the end of that time period (based on the ongoing maintainable cash flow), we have applied moderate growth rates into perpetuity; and

•	discount the total cash flows to their present value to calculate the value of Barbeques Galore.

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10.9	Forecast Cash Flows

The key assumptions underlying the ungeared after tax cash flow projections of Barbeques Galore for the next five years are set out below.

10.9.1	Australian Business

•	Moderated new store growth and revenue growth over the five year period.

•	Organic growth at low rates, consistent with current performance.

•	Gross margin stability over the forecast period.

•	Cost of set up for new stores to be inclusive of fit out, stock and pre opening costs.

•	A minimum benchmark sales contribution for new stores.

•	An ongoing level of capital expenditure (excluding new stores).

10.9.2	United States Business

•	Growth in new stores over the five year period at a rate greater than Australia.

•	Organic growth set a levels higher than Australia.

•	Stable gross margin over the forecast period.

•	Utilising an exchange rate range of between $USD 0.73 and USD$ 0.77 per $AUD 1.00.

•	Cost of set up for new stores to be inclusive of fit out, stock and pre opening costs.

•	A minimum Benchmark sales and contribution for new stores.

•	An ongoing level of capital expenditure (excluding new stores).

10.10	Discount Rate

The discounted cash flow methodology requires the determination of an appropriate discount rate. This is typically calculated as the weighted average cost of capital (“WACC”) that reflects the entity’s cost of debt and equity weighted by the entity’s debt to equity capital structure. This is also the relevant discount rate to apply to post tax and before interest cash flows or post tax ungeared cash flows.

The formula for adopted for the calculated of WACC is as follows:

WACC =	Ke	*	E	+ Kd	*	(1 - T	) *	D
			D + E					D + E

Where:

Ke		=		Cost of Equity
Kd		=		Cost of Debt to the company
T		=		Corporate Tax rate
D		=		Market Value of Debt
E		=		Market Value of Equity

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The Cost of Equity (Ke) is determined using the Capital Asset Pricing model as follows

Ke =	Rf	+	ß	*	(Rm - Rf)

Where:

Rf	=	Risk free rate of return. Usually based on long-term government bond rate
ß	=	Beta of the company
Rm	=	Market risk premium or expected return on the market

We have determined a WACC of between 8.15% and 9.20%, to apply to the projected cash flows for years 1 to 5. This adequately captures the risk profile inherent in a business such as Barbeques Galore. This assessment is driven by a number of factors, including the risk characteristics of Barbeques Galore and its cash flow profile, which are reflected by the Company’s beta, which suggest that the discount rate should be relatively high. In constructing the WACC we reviewed Australian and United States parameters as detailed below:

Barbeques Galore

WACC Parameters

		Australian	United States	Comments
Rf	=	5.25%	4.40%	Based on United States and Australian 10 year bonds rates

ß	=	1.05 to 1.25		Based on comparable company analysis adjusted for specific Barbeques Galore characteristics

Rm	=	4.68%	5.23%	Source: Bloomberg

Kd	=	5.5% to 6.0%		Cost of Debt to the company

T	=	30%	40%	Corporate tax rates

We have also determined that a similar post tax discount rate is appropriate to apply to the cash flow forecast to determine the “terminal value”15 of the Barbeques Galore for the reasons detailed above.

[15]	The terminal value of a business reflects the present value of cash flows accruing to the business beyond the forecast period.

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10.11	Calculation of Value of Barbeques Galore

The range of enterprise value of Barbeques Galore derived from applying our discounted cash flow method under various growth scenarios and sensitivities and after applying a 20% control premium is summarised below:

Barbeques Galore

Enterprise Valuation Calculation ($AUD)

	Low	High
Enterprise Value: Base Case	$71 million	$74 million
Enterprise Value: High Growth	$79 million	$83 million

This provides a reasonable cross check to the post control Enterprise Valuation range of $AUD 77.083 million to $AUD 80.668 million determined in section 10.6 in this report.

10.12	Sensitivity of Future Maintainable EBITDA and Valuation to Foreign Currency Movements

In determining future maintainable EBITDA and EBIT, we have used a $AUD/$USD exchange rate of $USD 0.75. Barbeques Galore’s profitability is sensitive to changes in the $AUD/$USD exchange rate. This is principally because the United States business contributes in excess of 50% of Barbeques Galore’s sales revenue and also contributes significantly to the profitability of the total group.

We have set out below a sensitivity table showing the impact on a fluctuating $AUD/$USD exchange rate on EBITDA, EBIT and the resultant impact on the equity valuation when translating the United States profits back into $AUD.

Barbeques Galore

Foreign Currency Sensitivities

Exchange Rate $AUD/$USD	Impact on Maintainable EBITDA ($AUD 000)	Impact on Maintainable EBIT ($AUD 000)	Impact on Resultant Valuation
0.68	10,409	4,671	4.3%
0.70	10,271	4,617	3.0%
0.72	10,141	4,566	1.7%
0.74	10,018	4,518	0.6%

0.75	9,959	4,495	0.00%

0.76	9,901	4,472	(0.6%)
0.78	9,790	4,429	(1.6%)
0.80	9,685	4,387	(2.6%)
0.82	9,585	4,348	(3.5%)

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The movements and key metrics relating to the $AUD/$USD exchange rate over the past 12 months is detailed in the table below:

Barbeques Galore

Exchange Rate Movements

Low	High	Average for 12 Months	Spot Rate
0.689	0.798	0.759	0.755

Average for Quarter Ended 30 Sep 2004	Average for Quarter Ended 31 Dec 2004	Average for Quarter Ended 31 March 2005	Average for Quarter Ended 30 June 2005
0.728	0.780	0.773	0.762

Source: Bloomberg as at 6pm 24 August 2005

The quoted forward $AUD/$USD exchange rate (being the exchange rate at which forward sales can occur) is detailed below:

Exchange Rate Movements

Period	$AUD/$USD Forward Rates Bid	$AUD/$USD Forward Rates Offer
1 Year Forward	0.745	0.746
2 Year Forward	0.737	0.738
3 Year Forward	0.729	0.731
4 Year Forward	0.721	0.723
5 Year Forward	0.714	0.716

Source: Bloomberg as at 6pm 24 August 2005

The quoted forward rates are lower than the spot rate and the rate adopted in this valuation. Whilst these forecast rates are not conclusive, they do provide some indication as to the financial market medium to long term view of the $AUD/$USD exchange rate.

Whilst Barbeques Galore has an exposure to the $AUD/$USD exchange rate, the above sensitivity analysis is consistent with the above current forward exchange rate levels and this analysis reflects the resultant impact on valuation.

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11	Implied Acquisition Premium

11.1	Australian Takeover Premiums

We have reviewed takeover premiums from recent retail transactions in Australia. This has been performed on Volume Weighted Average Prices (“VWAPs”) of shares at certain stages prior to announcement, as demonstrated hereunder:

Barbeques Galore

Industry Analysis of Announced Premiums - Australia

Target	1 day Prior	1 month Prior	3 month Prior	6 month Prior
Barbeques Galore Limited	90.3%	86.8%	108.3%	75.1%
Freedom Group Limited	7.1%	8.2%	12.9%	13.8%
OPSM Group Limited	21.1%	16.3%	16.3%	17.8%
Just Jeans Group Limited	9.0%	14.5%	22.8%	33.1%
Rebel Sport Limited	19.3%	19.6%	21.6%	25.5%

We are of the opinion that the offer for Barbeques Galore is at a significant premium to that of like transactions in Australia.

11.2	United States Takeover Premiums

We have also reviewed takeover premiums from recent retail transactions in the United States, based on closing share prices at certain stages prior to announcement. This also supports the above conclusion made on Australian transactions.

Barbeques Galore

Industry Analysis of Announced Premiums – United States

Target	1 day Prior	1 week Prior	1 month Prior
National Vision Inc	42.2%	43.6%	43.3%

Details of both Australian and United States transactions are outlined in Appendix 3.

11.3	Assessment and Conclusion

The market reaction on announcement was positive and a substantial uplift in share price occurred compared to the prior period trading ranges.

The premium paid by Ironbridge based on the above is greater than that paid by the disclosed relevant transactions.

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12	Evaluation of the Proposed Share Scheme

12.1	Approach

In evaluating whether the Proposed Share Scheme is in the best interests of Barbeques Galore Shareholders, we have assessed whether the Proposed Share Scheme is fair and reasonable to the Shareholders of Barbeques Galore.

In assessing if the Proposed Share Scheme is reasonable we have first considered whether the Proposed Share Scheme is fair. Additionally, we have compared the potential advantages and disadvantages to Barbeques Galore Shareholders should the Proposed Share Scheme proceed, compared to those should it not proceed, and we have determined whether the advantages outweigh the disadvantages.

12.2	The Proposed Share Scheme is Fair

In summary, we have compared the Ironbridge Share Offer to our assessed value of each ordinary share in Barbeques Galore.

As the consideration offered is greater than our valuation range of between $AUD 11.81 and $AUD 12.56, we have concluded that the offer of $AUD 13.00 per ordinary share is fair.

12.3	The Proposed Share Scheme is Reasonable

Under Policy Statement 75, if we assess a Scheme of Arrangement as fair, we must also assess the Scheme of Arrangement as reasonable. Notwithstanding our conclusion that the Proposed Share Scheme is fair and thus is also reasonable, we have provided an assessment of the likely advantages and disadvantages for the Shareholders of Barbeques Galore.

12.3.1	Advantages to Barbeques Galore Shareholders from the Proposed Share Scheme

The primary advantages to the Shareholders of Barbeques Galore in proceeding with the Proposed Share Scheme are as follows.

•	Liquidity and transaction costs

Shareholders have an opportunity to sell all their shares for cash as part of one transaction, as opposed to small parcels on NASDAQ, which would incur brokerage, which is the most likely alternative. Some Shareholders may have less than marketable parcels of shares so the proposal provides an exit opportunity.

•	Control premium

Shareholders have an opportunity to sell their shares for cash including an uplift over the prevailing traded share price and also receive a control premium, which is unlikely to occur on a minority parcel trade on NASDAQ as part of one transaction.

•	Risk of uncertainty

As the company has provided no forward-looking information to the market, there is inherent uncertainty about its business operations going forward. This uncertainly may be positive or negative. By accepting the proposal, the negative impact of uncertainty is eliminated.

•	Additional funding may be required

Should this transaction not proceed then the company may be required to raise further funding to achieve its growth objectives by way of either debt or additional capital raising. Whilst a debt raising may place additional strain on the finances of the company, an equity capital raising would have a dilutionary effect on existing Shareholders.

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•	No alternative offer has been received

At the date of this Report, the Company is not aware of any alternative third parties who are likely to make a higher offer.

12.3.2	Disadvantages to Barbeques Galore Shareholders from the Proposed Share Scheme

The primary disadvantages to the Shareholders of Barbeques Galore in proceeding with the Proposed Share Scheme are as follows.

•	Cessation of ownership and forgoing participation in future benefits

Existing Shareholders will cease to receive the benefit of any income or capital growth that may be received if they continue to be a shareholder.

•	Taxation

There may be a taxation consequence of accepting the proposal in selling shares that would not be incurred if shares are retained.

•	Portfolio Management

Should this transaction proceed, investors wishing to maintain a similar risk profile may need to invest in another company similar to Barbeques Galore and its distinct characteristics. This may also incur transaction costs.

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13	Value of Barbeques Galore Options

13.1	Background

At the date of the announcement of the proposed Schemes of Arrangement Barbeques Galore had a total of 494,290 American call options16 outstanding, with various exercise prices and expiration dates as set out in the table below. The options were originally issued in line with the terms and conditions of the “1997 Share Option Plan”.

The 1997 Share Option Plan provides that in the event of a “Corporate Transaction”, each option automatically becomes exercisable on the effective date of the transaction which we have assumed to be 14 October 2005. Additionally, it is provided that immediately following consummation of the Corporate Transaction, all outstanding options terminate effectively altering their expiry date to 14 October 2005, being the anticipated date of completion.

We have been advised by Barbeques Galore’s legal advisor that the proposed Schemes of Arrangement are deemed to be a Corporate Transaction and that all options will therefore automatically become exercisable on the effective date of the proposed Schemes of Arrangement (when the Court order is lodged with ASIC), and any unexercised options will automatically terminate once the proposed Schemes of Arrangement are completed.

It is important to note that the approval of the Proposed Options Scheme is not critical to the Proposed Share Scheme being implemented and that the Proposed Share Scheme can still proceed even if the Proposed Option Scheme does not.

The Proposed Option Scheme specifies an offer to acquire the outstanding options for a price of $AUD 13.00 per option (or $USD 9.91) less the exercise price relevant to that option Series. The various options and options Series are summarised in the table below:

Barbeques Galore

Summary of Options ($USD)

Series	No. of Options	Vesting Date	Expiration Date	Exercise Price ($USD)	Consideration offered (1) ($USD)
1a	5,833	11/04/2006	10/04/2008	4.26	5.58
1b	5,833	11/04/2007	10/04/2008	4.26	5.58
1c	5,834	10/04/2008	10/04/2008	4.26	5.58
2	84,686	01/07/2005	30/06/2012	2.54	7.33
3	118,352	01/07/2002	30/06/2012	3.02	6.84
4	22,300	01/01/2003	31/12/2012	4.10	5.74
5	132,650	01/07/2004	30/06/2014	4.67	5.16
6	16,000	01/09/2004	31/08/2014	5.10	4.73
7	77,802	11/04/2005	10/04/2015	6.38	3.42
8	25,000	15/09/2005	14/09/2015	4.74	5.09

	494,290

Note:

[1]	Converted per the Implementation Agreement.

We have performed our calculations in $USD, and converted our results to $AUD based on the $USD/$AUD spot rate of $0.7626 as at 4:00pm on 10 August 2005 AEST.

[16]	American Call Option: A call option that an investor can exercise anytime before its maturity (as opposed to a European option, which can only be exercised on maturity).

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13.2	Valuation Methodology

The options on issue are American call options all with varying exercise prices.

In valuing the options, we have looked at each option series and applied a Trinomial Tree option pricing model17 which considers the following option pricing variables:

•	Exercise price of the option.

•	Vesting date of the option.

•	Expiry date of the option.

•	Current value or price of the underlying shares.

•	Expected volatility of the share price.

•	Dividends expected on the shares.

•	Risk-free interest rate for the life of the option.

In determining the value of options, we have adopted two different approaches specifically relating to the current value or price of the underlying shares.

13.2.1	Historical Market Price Approach

Under this approach, the current value or price of the underlying shares is determined by reference to the VWAP of Barbeques Galore’s closing daily share price for the six months prior to the announcement, being a surrogate for the pre-announcement fair value or price of the underlying shares. In this approach, the option pricing variables utilised in valuing each option series, relating to the vesting date, exercise date and expiry date were based on the specific terms relevant to that option Series, as set out in the table in Section 13.1.

13.2.2	Assessed Market Value Approach

Under this approach, the current value or price of the underlying shares is determined by reference to the midpoint of market value of the shares assessed in Section 10 of this report. In adopting this approach we have assumed all options are fully vested (if not already vested) and all options are exercisable by the effective date of the share scheme (if not already exercisable). Additionally we have assumed that the expiry date of the options under this approach is the expected completion date of the Proposed Share Scheme.

When adopting this approach, we have altered certain option pricing variables from the specific terms of each option series. As the assessed market value of the underlying shares could only be achieved in the short to medium term under a Corporate Transaction (due to the lack of liquidity in the underlying shares and prior announcement trading history), we have aligned the vesting and expiry dates to the Corporate Transaction timetable.

[17]	Trinomial Tree Option Pricing Model: A theoretical model used to estimate the fair market value of options contracts.

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13.3	Valuation of the options

The variables adopted in our calculations are detailed in the following table:

Barbeques Galore

Variables Used in Calculations

	Note	Historical Market Price Approach	Assessed Market Value Approach
Valuation date		9 August 2005	9 August 2005
Share Price	1	$USD 5.66	$USD 9.30
Vesting Date	2	Relevant to the Series	Option Scheme Effective Date
Exercise Price		Relevant to the Series	Per above
Expiry Date		Relevant to the Series	Option Scheme Completion
Risk Free Interest Rate	3	4.04%	4.04%
Volatility	4	71.35%	71.35%

Notes:

1.	We have used the six month daily VWAP prior to the announcement of the proposed Schemes of Arrangement, and the midpoint of our valuation range calculated in Section 10;

2.	Under the assessed market value approach the vesting date is brought forward to the effective date, being 14 October 2005;

3.	Source Bloomberg; and

4.	Volatility on the trading share price of 71.35% being the 90 day historical volatility of Barbeques Galore.

The option values we calculated are as follows:

Barbeques Galore

Value of Options ($USD)

Series	Historical Market Price Approach Value per Option	Assessed Market Value Approach Value per Option
1a	2.81	5.09
1b	2.92	5.09
1c	3.04	5.09
2	3.86	6.82
3	3.70	6.34
4	3.46	5.25
5	3.44	4.68
6	3.38	4.22
7	3.24	3.02
8	3.51	4.60

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13.4	Summary

We have compared the calculated values of each option series to the consideration as detailed in the tables below:

Barbeques Galore

Summary of Options - Historical Market Price Approach

Series	No. of Options	Historical Market Price Approach ($USD)	Offer per Share(1) ($USD)	Premium / (Discount) implied by offer ($USD)	Premium / (Discount) implied by offer ($AUD)
1a	5,833	2.81	5.58	2.77	3.64
1b	5,833	2.92	5.58	2.66	3.49
1c	5,834	3.04	5.58	2.54	3.33
2	84,686	3.86	7.33	3.47	4.55
3	118,352	3.70	6.84	3.14	4.12
4	22,300	3.46	5.74	2.28	2.99
5	132,650	3.44	5.16	1.72	2.26
6	16,000	3.38	4.73	1.35	1.77
7	77,802	3.24	3.42	0.18	0.24
8	25,000	3.51	5.09	1.58	2.08

Note:

1.	Converted from $AUD per the Implementation Agreement at the rate of 0.7626 (on the announcement date).

Barbeques Galore

Summary of Options - Assessed Market Value Approach

Series	No. of Options	Assessed Market Value Approach ($USD)	Offer per Share(1) ($USD)	Premium / (Discount) implied by offer ($USD)	Premium / (Discount) implied by offer ($AUD)
1a	5,833	5.09	5.58	0.49	0.65
1b	5,833	5.09	5.58	0.49	0.65
1c	5,834	5.09	5.58	0.49	0.65
2	84,686	6.82	7.33	0.51	0.67
3	118,352	6.34	6.84	0.50	0.66
4	22,300	5.25	5.74	0.49	0.65
5	132,650	4.68	5.16	0.48	0.63
6	16,000	4.22	4.73	0.51	0.67
7	77,802	3.02	3.42	0.40	0.53
8	25,000	4.60	5.09	0.49	0.65

Note:

1.	Converted from $AUD per the Implementation Agreement at the rate of 0.7626 (on the announcement date).

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14	Evaluation of the Proposed Option Scheme

14.1	Approach

In evaluating whether the Proposed Option Scheme is in the best interests of Barbeques Galore Optionholders, we have assessed whether the Proposed Option Scheme is fair and reasonable to the Optionholders of Barbeques Galore.

In assessing if the Proposed Option Scheme is reasonable we have first considered whether the Proposed Option Scheme is fair. The Proposed Option Scheme is fair if the consideration offered to acquire the options is greater than the assessed value of the options. Additionally, we have compared the potential advantages and disadvantages to Barbeques Galore Optionholders should the Proposed Option Scheme proceed, compared to those should it not proceed, and we have determined whether the advantages outweigh the disadvantages.

14.2	The Proposed Option Scheme is Fair

We have assessed that the Ironbridge Option Offer is fair, as the Ironbridge Option Offer is greater than the assessed value of the options calculated under both approaches utilised to value the options.

14.3	The Proposed Option Scheme is Reasonable

Under Policy Statement 75, if we assess a Scheme of Arrangement as fair, we must also assess the Scheme of Arrangement as reasonable. Notwithstanding our conclusion that the Proposed Option Scheme is fair to Optionholders and thus is also reasonable, we have provided an assessment of the likely advantages and disadvantages of the Proposed Option Scheme for the Optionholders of Barbeques Galore.

14.3.1	Advantages to Barbeques Galore Optionholders from the Proposed Option Scheme

The primary advantages to the Optionholders of Barbeques Galore in proceeding with the Proposed Option Scheme are as follows.

•	Unexercised options will be terminated

Should the Proposed Share Scheme be approved then under the terms of the 1997 Share Option Plan all unexercised options will be terminated at the completion of the Proposed Share Scheme. Accordingly, accepting the Ironbridge Option Offer will ensure that Optionholders will receive maximum consideration for their options.

•	Full value

Optionholders are provided with an opportunity to sell their options for cash and to receive full value for them which in the absence of the Proposed Option Scheme, in our opinion, would not occur.

•	Risk of uncertainty

As the company has provided no forward-looking information to the market, there is inherent uncertainty about its business operations going forward. This uncertainty may be positive or negative. By accepting the proposal, the negative impact of uncertainty is eliminated.

•	Accelerated vesting & exercise periods

There are various options Series that have not vested and/or are not yet exercisable. The Proposed Option Scheme brings forward those dates and allows those Optionholders to receive full value prior to when they ordinarily could have received value.

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14.3.2	Disadvantages to Barbeques Galore Optionholders from the Proposed Option Scheme

The primary disadvantages to the Optionholders of Barbeques Galore in proceeding with the Scheme of Arrangement are as follows.

•	Taxation

There may be a taxation consequence of accepting the proposal in selling options that would not be incurred if options are retained.

•	Lost opportunity for long term options

Due to the long-term nature of some of the option Series (up to ten years before expiry), it is conceivable that their value could materially increase over time with a material increase in the underlying price of Barbeques Galore shares. By accepting the Proposed Option Scheme Optionholders will not be able to participate in any such potential upside.

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15	Qualifications, Declarations & Consents

15.1	Qualifications

WHK Corporate Advisory provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert’s reports concerning mergers and acquisitions, takeovers and capital reconstructions.

The executives responsible for preparing this Report on behalf of WHK Corporate Advisory are Tony Garrett, B.Bus (Acct), M.Bus (Banking and Finance), CA and Brad Higgs, B.Bus, CA, ASIA. Each has a significant number of years experience in relevant corporate advisory matters. Both of the above persons are Authorised Representatives and Responsible Officers of WHK Corporate Advisory pursuant to its Australian Financial Services Licence (Licence No. 239170) held under the Corporations Act 2001 (Cth).

15.2	Disclaimers

It is not intended that this Report should be used or relied upon for any purpose other than as an expression of WHK Corporate Advisory’s opinion as to whether the proposed Schemes of Arrangement are in the best interests of Barbeques Galore Shareholders and Optionholders. WHK Corporate Advisory expressly disclaims any liability to any person who relies or purports to rely on the Report for any other purpose and to any other party who relies or purports to rely on the Report for any purpose.

This Report has been prepared by WHK Corporate Advisory with care and diligence and that statements and opinions given by WHK Corporate Advisory in this Report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by WHK Corporate Advisory or any of its officers or employees for errors or omissions however arising in the preparation of this Report, provided that this shall not absolve WHK Corporate Advisory from liability arising from an opinion expressed recklessly or in bad faith.

We have been engaged by the Board of Directors of Barbeques Galore to prepare this Report under Australian corporate law and policy guidelines. For the avoidance of doubt this Report has not been prepared under any United States law, statute, valuation guideline or policy. Therefore, it would be incorrect if investors were to assume those principles applied. Accordingly, we disclaim any responsibility under United States law and regulation.

15.3	Declarations

WHK Corporate Advisory does not have at the date of this Report nor has had any shareholding in or other relationship with Barbeques Galore or Ironbridge that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed Schemes of Arrangement. WHK Corporate Advisory had no part in the formulation of the proposed Schemes of Arrangement. Its only role has been the preparation of this Report. WHK Corporate Advisory considers itself independent in terms of Practice Note 42 issued by ASIC on 8 December 1993.

WHK Corporate Advisory will receive a fee based on time costs of approximately $120,000. This fee is not contingent on the outcome of the proposed Schemes of Arrangement. WHK Corporate Advisory will receive no other benefit for the preparation of this Report.

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Barbeques Galore has agreed that to the extent permitted by law that it will indemnify WHK Corporate Advisory employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this Report. This indemnity will not apply in respect of any conduct involving negligence or wilful misconduct. Barbeques Galore has also agreed to indemnify WHK Corporate Advisory and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where WHK Corporate Advisory or its employees and officers are found liable for or guilty of conduct involving negligence or wilful misconduct in which case WHK Corporate Advisory shall bear such costs.

Advance drafts of this Report (and parts of it) were provided to Barbeques Galore and its advisers. Certain changes were made to this Report as a result of the circulation of the draft Report. There was no alteration to the methodology, valuation of the business operations of Barbeques Galore, conclusions or recommendations made to Barbeques Galore Shareholders and Optionholders as a result of issuing the drafts.

15.4	Consents

WHK Corporate Advisory consents to the issuing of this Report in the form and context in which it is to be included in the Scheme of Arrangement documentation to be sent to Barbeques Galore Shareholders and Optionholders. Neither the whole nor any part of this Report nor any reference thereto may be included in any other document without the prior written consent of WHK Corporate Advisory as to the form and context in which it appears.

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Appendix 1 – Financial Services Guide

The Corporations Act 2001 requires WHK Corporate Advisory to provide this Financial Services Guide (“FSG”) in connection with its preparation and provision of an Independent Expert’s Report which is included in the Explanatory Statement documentation (“Explanatory Statement”) provided to members by the company or other entities (“Entity”).

The matters covered by the FSG include:

•	who we are and how we can be contacted;

•	what services and types of products we are authorised to provide to you;

•	how we are remunerated;

•	independence; and

•	complaints handling.

WHK Corporate Advisory & Contacts

WHK Corporate Advisory carries on business at Level 15, 309 Kent Street, Sydney NSW 2000. WHK Corporate Advisory holds an Australian Financial Services Licence (No. 239170).

Services

We are authorised to:

•	provide financial product advice for securities; and

•	deal in a financial product by applying for, acquiring, varying or disposing of a financial product on behalf of another person in respect of securities to wholesale and retail clients.

WHK Corporate Advisory does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

For the specific purposes of preparing and providing the Independent Expert’s Report WHK Corporate Advisory has not and does not accept instructions from retail clients, and has not and will not receive any remuneration from retail clients.

Remuneration

When providing Reports, WHK Corporate Advisory’s client is the Entity to which it provides the Report. WHK Corporate Advisory receives its remuneration from the Entity. In respect of the Report for Barbeques Galore, WHK Corporate Advisory will receive a fixed fee plus reimbursement of out-of-pocket expenses for the preparation of the Report.

No related body corporate of WHK Corporate Advisory, or any of the officers or employees of WHK Corporate Advisory or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Independence

WHK Corporate Advisory is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities and Investments Commission) on 8 December 1993.

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The following information in relation to the independence of WHK Corporate Advisory is stated in Section 14.3 of the Report:

“WHK Corporate Advisory does not have at the date of this Report nor has had any shareholding in or other relationship with Barbeques Galore or Ironbridge that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed Schemes of Arrangement. WHK Corporate Advisory had no part in the formulation of the proposed Schemes of Arrangement. Its only role has been the preparation of this Report. WHK Corporate Advisory considers itself independent in terms of Practice Note 42 issued by ASIC on 8 December 1993.”

WHK Corporate Advisory will receive a fee based on time costs of approximately $120,000. This fee is not contingent on the outcome of the proposed Schemes of Arrangement. WHK Corporate Advisory will receive no other benefit for the preparation of this Report.”

Complaints Handling

WHK Corporate Advisory has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services’ Complaints Handling Tribunal (No. F3823).

WHK Corporate Advisory is only responsible for the Report and this FSG. Complaints or questions about the Information Memorandum should not be directed to WHK Corporate Advisory which is not responsible for that document. WHK Corporate Advisory will not respond in any way that might involve any provision of financial product advice to any retail investor.

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Appendix 2 – Sources of Information

Sources of information include but are not limited to the following:

•	Barbeques Galore – Cashflow Forecast, year ended 31 January 2006.

•	Barbeques Galore – Financial Summary, dated June 2005.

•	Barbeques Galore – Group Organisation Chart dated June 2005 and Corporate Structure.

•	Barbeques Galore – Management Account Summary February 2004 through October 2005.

•	Barbeques Galore – Management Accounts, year ended 31 January 2005 and forecast 31 January 2006.

•	Barbeques Galore - Market Prioritisation & Supportable Store Analysis, dated September 2004.

•	Barbeques Galore - Store Network Strategy, dated 18 December 2003.

•	Barbeques Galore – Total Australian Fixed Assets Summary for period ended 31 January 2005.

•	Barbeques Galore Analysis of Abnormal Items as at 31 January 2005.

•	Barbeques Galore Directors Board Reports – January, April & June 2005.

•	Barbeques Galore Estimated Profit & Loss on underperforming stores for the year ended 31 January 2005.

•	Barbeques Galore Five Year Plan Summary - Long range plan for the five years ending 31 January, 2005 through 2009.

•	Barbeques Galore Inc. Summary of the Straight Line Rent Adjustments for the six years ending 31 January 2005.

•	Barbeques Galore Limited and its controlled entities - Annual Financial Report, dated 31 January 2002, 2003 and 2004.

•	Barbeques Galore Retail Division - Forecast Summaries for 2006/2007, 2007/2008 and 2008/2009.

•	BIS Shrapnel Pty Ltd, ‘The Barbeques Market in Australia, 2005’, April 2005.

•	Bloomberg Professional Service (historical and forecast information).

•	FAS142 & 144 Assessment January 05 – Review of Carrying Value of Intangible Assets for the year ended 31 January 2005.

•	Form 20-F (United States Securities & Exchange Commission) 2004 & 2005.

•	Fredonia Group – Outdoor Furniture & Grills in the United States to 2008, dated 1 September 2004.

•	Hearth, Patio & Barbecue Association – “Industry Shipment Statistics” dated 2003

•	Hearth, Patio & Barbecue Association Media Release – “2003 Rained on the Barbecue Parade: Recovery Seen for 2004 Grill Shipments”, dated 2004.

•	Hearth, Patio & Barbecue Association Media Release – “Fireplace Innovations Add Warmth to Any Room in a Home”, dated July 2004.

•	Hearth, Patio & Barbecue Association Presentation prepared by David Baxter (www.urbanfutures.com).

•	IBISWorld Pty Ltd, “Sporting & Camping Equipment Retailing in Australia”, 8 June 2005.

•	Implementation Agreement between Barbeques Galore Australia Pty Ltd and Barbeques Galore Limited dated 10 August 2005.

•	Industry Report on Barbeques Market in Australia, prepared by BIS Shrapnel Pty Limited, dated April 2005.

•	Landmark White – Valuation Report (prepared for Barbeques Galore), dated 2 August 2005.

•	Proprietary Barbeque Review (Prop Week 27 FY06), dated 8 October 2005.

•	Reading Room Document – Introduction – Outdoor Furniture & Grills to 2008, printed 16 August 2005.

•	Summary updates on Barbeques Galore Five-Year Plan, dated 29 September 2004.

•	The Galore Group (U.S.A.), Inc. and Subsidiaries - Consolidated Financial Statements for 31 January 2005 and 31 January 2004 (with Independent Auditors’ Report thereon).

•	The Galore Group (USA), Inc. Comparable Store Sales for the quarter ended 31 July 2005.

•	The Galore Group (USA), Inc. Full Year Plan for 2005/2006.

•	The Galore Group Quarterly Summaries for 2005/2006.

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Appendix 3 – Comparative Company & Transaction Details

COMPARABLE COMPANIES

Australian Comparable Companies

Harvey Norman Holdings

Harvey Norman Holdings is a franchisor that grants franchises to independent business operators. The franchisees operate stores under the name “Harvey Norman Discounts”, selling homewares and electrical goods. The Company also provides advisory and advertising services to the franchisees. In addition, the Company provides consumer finance and has property investments.

Repco Corporation Limited

Distributes automotive replacement parts and accessories, as well as automotive related tools and equipment, to trade and retail customers through a network of stores and reconditioning workshops.

JB Hi-Fi Limited

JB Hi-Fi Limited is a music and electronic goods retailer in Australia. The Company operates approximately 26 stores at sites located in most Australian States. Products include consumer electronics, car sound systems, music and DVDs.

Super Cheap Auto Group Limited

Super Cheap Auto Group Limited retails a wide range of automotive parts and accessories, tools, gardening and outdoor equipment and boating equipment throughout Australia and New Zealand.

Fantastic Holdings Limited

Fantastic Holdings Limited manufactures, imports and retails furniture. The Company manufactures lounges and metal furniture and operates franchised retail stores in NSW and the ACT.

Funtastic Limited

Funtastic Limited distributes and markets apparel, toys and lifestyle products for children of all ages in Australia. The Company also manufactures, designs, and distributes its own licensed character merchandise such as food, bags, apparel and stationery products to Australian retailers.

Housewares International Limited

Housewares International Limited is a wholesaler of houseware products in Australia and the USA. The Company’s products encompass its own brand products and products sold through distribution arrangements such as kitchenware, silverware, dinnerware, crystal, appliances and nursery products. Houseware’s owned brands include “Arcosteel”, “Ronson”, “Goldair” and “Metro”.

Rebel Sport Limited

Rebel Sport Limited retails sporting goods, footwear, clothing and related equipment throughout Australia and New Zealand through its franchised superstores. The Company also markets “Rebelsport” brand name products.

Nick Scali Limited

Nick Scali Limited retails furniture in Australia. The Company specialises in leather and fabric lounges, dining rooms, bedrooms and occasional furniture. Nick Scali has about nine showrooms located in New South Wales and Queensland.

Kresta Holdings Limited

Kresta Holdings Limited operates retail outlets throughout Australia and New Zealand which distributes blinds, curtains, furniture upholstery and window treatments. The Company also operates manufacturing plants involving textile weaving and coating, plastic components and the fabrication of timber Venetians, curtains and vertical blinds.

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United States Comparable Companies

Williams-Sonoma Inc.

Williams-Sonoma Inc. retails cooking and serving equipment, home furnishings and home accessories through its retail stores and mail order catalogues. The Company offers its merchandise under the Williams-Sonoma, Pottery Barn, Pottery Barn Kids and Chambers concepts.

Guitar Center Inc.

Guitar Center Inc. retails guitars, amplifiers, percussion instruments, keyboards, audio and recording equipment. The Company also, through its American Music division, operates stores specialising in band instruments for sale and rental, serving teachers, band directors, college professors and students.

Pier Imports Inc.

Pier Imports Inc, retails decorative home furnishings, gifts and related items. The Company operates stores in the United States, Puerto Rico, Canada, the United Kingdom and Mexico.

Linens ‘n Things Inc.

Linens ‘n Things Inc. sells home textiles, housewares, and home accessories through a chain of stores in the United States and Canada. The Company sells products under a variety of brand names. Linens ‘n Things also sells merchandise under its own private label.

Cost Plus Inc.

Cost Plus Inc. retails casual home living and entertainment products in the United States. The Company operates its stores under the name Cost Plus World Market. Cost Plus’ products include furniture, rugs, cards, baskets, glassware, ceramics, kitchen utensils, jewellery, wine, gourmet foods, coffees and teas.

Brookstone Inc.

Brookstone Inc., a nationwide specialty retailer, sells a variety of consumer products. The Company’s merchandise includes lawn and garden, health and fitness, home and office and travel and auto products. Brookstone markets its products through a direct marketing business, full-year stores, temporary stores and kiosks.

Restoration Hardware Inc.

Restoration Hardware Inc. retails home furnishings, functional and decorative hardware and related merchandise. The Company sells a variety of products including nickel plated towel bars, four function tape measures, velvet sofas and solid cherry sleigh beds.

Sharper Image Corporation

Sharper Image Corporation retails a variety of new and innovative products. The Company sells these products through its stores located throughout the United States and internationally, catalogues, the internet and other marketing channels.

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Barbeques Galore

Comparable Company Metrics

Australian Companies	Year End	Market Cap. ($AUD m)	Enterprise Value ($AUD m)	Sales Revenue 2005(1)	EBITDA Multiple 2005(1)	Sales Revenue 2006(2)	EBITDA Multiple 2006(2)	Beta	WACC	Cost of Equity	3 Year Sales CAGR (%)(5)
Harvey Norman Holdings Limited	Jun	2,856	3,413	1,732	8.57 x	1,944	7.88 x	1.05	9.40%	10.18%	30.02%
Repco Corporation Limited	Jun	588	750	862	9.10 x	953	7.87 x	1.00	9.04%	9.95%	8.89%
JB Hi-Fi Limited	Jun	363	412	694	9.73 x	907	8.13 x	0.89	8.98%	9.44%	40.77%
Super Cheap Auto Group Limited	Jun	329	370	484	9.03 x	587	8.43 x	n/a	n/m	n/m	33.48%
Fantastic Holdings Limited	Jun	350	347	230	12.65 x	276	11.09 x	0.56	7.85%	7.89%	30.74%
Funtastic Limited	Dec	263	279	311	14.54 x	348	10.59 x	0.96	9.37%	9.76%	86.60%
Housewares International Limited	Jun	205	269	442	6.63 x	431	6.42 x	0.43	6.70%	7.28%	5.65%
Rebel Sport Limited	Jun	163	139	317	4.67 x	n/a	n/a	0.86	9.20%	9.29%	2.21%
Nick Scali Limited	Jun	130	127	54	10.78 x	70	8.30 x	1.00	9.87%	9.95%	21.43%
Kresta Holdings Limited	Jun	35	43	87	6.87 x	94	6.41 x	0.97	9.76%	9.81%	11.72%

Average					9.26 x		8.35 x	0.86	8.91%	9.28%	27.15%

Average (excl hi & low)					9.17 x		8.23 x	0.89	9.09%	9.44%	22.84%

United States Companies	Year End	Market Cap. ($USD m)	Enterprise Value ($USD m)	Sales Revenue 2005(3)	EBITDA Multiple 2005(3)	Sales Revenue 2006(4)	EBITDA Multiple 2006(4)	Beta	WACC	Cost of Equity	3 Year Sales CAGR (%)(5)
Williams-Sonoma, Inc.	Jan	4,939	4,742	3,137	11.25 x	3,547	9.62 x	1.32	10.87%	10.93%	14.40%
Guitar Center, Inc.	Dec	1,555	1,590	1,513	12.19 x	1,786	9.68 x	0.90	8.30%	8.76%	16.50%
Pier 1 Imports, Inc.	Feb	1,180	1,010	1,898	5.89 x	1,927	9.91 x	1.27	10.55%	10.67%	5.20%
Linens ‘n Things, Inc.	Feb	1,114	910	2,661	4.98 x	2,765	5.41 x	1.46	11.68%	11.68%	10.60%
Cost Plus, Inc.	Jan	472	482	909	6.23 x	1,000	6.00 x	1.63	11.27%	12.54%	16.10%
Brookstone, Inc.	Jan	401	324	499	6.38 x	538	5.58 x	0.94	8.82%	8.94%	12.30%
Restoration Hardware	Jan	256	273	526	13.62 x	599	7.88 x	1.85	12.22%	13.68%	14.20%
Sharper Image Corporation	Jan	206	112	761	2.40 x	748	4.00 x	1.34	11.04%	11.04%	21.20%

Average					7.87 x		7.26 x	1.34	10.59%	11.03%	13.81%

Average (excl hi & low)					7.82 x		7.36 x	1.33	10.71%	10.96%	14.02%

1 = dec 04, jun 05

2 = dec 05, jun 06

3 = dec 04, jan 05, feb 05

4 = dec 05, jan 06, feb 06

5 = CAGR - Compound Annual Growth Rate

69	WHK Corporate Advisory Limited

Barbeques Galore Limited

Independent Expert Report

COMPARABLE TRANSACTION DETAILS

Australian Transactions

Freedom Group Limited

Freedom Group Limited operates under the “Freedom”, “Guests”, “Capt’n Snooze” and “Bayswiss” brands, the Company operates 95 owned and 82 franchised furniture and homeware outlets in Australia and New Zealand. On 19 August 2003, the management team privatised the company by way of a Scheme of Arrangement, offering $2.10 per share for the transfer of each ordinary share held by the Shareholders other than those associated with the management team to Bravoscar Nominees Pty Limited, a company controlled by the management team.

OPSM Group Limited

On 30 April 2003 Luxottica Group S.p.A, through its wholly-owned subsidiary Luxottica South Pacific Pty Ltd made a takeover offer for OPSM Group Limited and obtained approximately 83% of the shares on issue. A further takeover offer of $5.35 cash per share was made on 26 November 2004 for the remaining 17.4% of OPSM it did not already own. OPSM is the leading optical retailer with 458 stores in Australia, 35 stores in New Zealand and 96 stores in Asia. Luxottica is the world’s largest eyewear company. The company designs and makes eyeglass frames and sunglasses, offering more than 2,450 brands and designer brands. Luxottica also operates some 2,880 retail stores under the names “LensCrafter”, “Sunglass Hut”, “Watch Station” and “Watch World” as well as the Eye Med Vision Care Group.

Just Jeans Group Limited

On 24 September 2001, the Just Jeans Group Limited announced that Catalyst Investment Managers Pty Ltd would acquire all the shares in Just Jeans by way of a Scheme of Arrangement and an equal access off-market share buy-back for up to 16.7 million shares. Under the Scheme, the Shareholders had a choice of either a $1.35 cash payment per share or $1.35 per share via the buy-back, comprising of an 88 cent cash capital return and a fully franked dividend of 47 cents per share.

Rebel Sport Limited

On 6 April 2001, Australian retailer Harvey Norman Holdings Limited, Australia’s biggest furniture and electronics chain, offered 83 cents per share to the Shareholders in Rebel Sport Limited, Australia’s biggest seller of branded sports equipment, footwear and clothing. Harvey Normal Holdings Limited increased its interest in Rebel Sport Limited from 49.1% to 55.3% to gain control of the company.

United States Transactions

National Vision Inc.

Berkshire Partners, LLC acquisition of National Vision Inc. announced on 26 July 2005 — Berkshire Partners, LLC, a well-known private equity firm, acquired for cash National Vision Inc., a specialty retailer of optical goods and related services in the United States and Mexico. Its products include eyeglasses, contact lenses and sunglasses, as well as other optical accessories. The company also operates a health maintenance organization (“HMO”) through which it provides eye examinations to the HMO’s members. It operated 418 retail vision centres as of January 1, 2005.

70	WHK Corporate Advisory Limited

Barbeques Galore Limited

Independent Expert Report

Barbeques Galore

Comparative Transactions - Deal Multiples

Australian Entities ($AUD m)	Announcement Date	Enterprise Value	EBITDA Multiple		EBIT Multiple
Freedom Group Limited	19/08/2003	231.92	6.42	x	8.34	x
OPSM Group Limited[18]	30/04/2003	571.61	9.92	x	16.10	x
Just Jeans Group Limited	27/06/2001	132.89	3.96	x	6.31	x
Rebel Sport Limited	6/04/2001	53.70	n/a		n/a

United States Entity ($USD m)	Announcement Date	Enterprise Value	EBITDA Multiple		EBIT Multiple
National Vision Inc	26/07/2005	105.15	3.31 x		5.63	x

[18]	Figures normalised for the estimated $4.5m impact of SARS.

71	WHK Corporate Advisory Limited

10	Additional information

10.1	Consents of experts

WHK Corporate Advisory Limited has consented to the inclusion of the Independent Expert’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Independent Expert’s Report and the references to its name.

Greenwoods & Freehills Pty Limited has consented to the inclusion of the Australian Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Australian Tax Adviser’s Report and the references to its name.

DLA Piper Rudnick Gray Cary has consented to the inclusion of the US Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the US Tax Adviser’s Report and the references to its name.

10.2	Taxation advice

The Directors recommend that Australian Shareholders read the Australian Tax Adviser’s Report in Section 7 of this Explanatory Statement and that Shareholders who are US Persons read the US Tax Adviser’s Report in Section 8 of this Explanatory Statement before voting at the meetings.

If you require further information on the tax implications arising out of the Proposed Transaction or are unclear as to the tax implications, you should seek specific professional advice for your particular circumstances.

10.3	Material changes in the financial position of the Company

The latest published financial statements of the Company are the financial statements for the year ended 31 January 2005, the financial quarter ended 30 April 2005 and for the 6 months ended 31 July 2005 to be published on 16 September 2005. To the knowledge of the Directors, there has not been a material change in the financial position of the Company since 30 April 2005.

10.4	Other material information

Other than as contained in this Explanatory Statement, there is no information material to the making of a decision in relation to the Proposed Transaction (being information that is within the knowledge of any Director of the Company or a related company, acting in that capacity) that has not previously been disclosed to Shareholders.

004923648

11	Implementation Agreement

004923648

Implementation Agreement

BBG Australia Pty Ltd

ACN 113 996 384

and

Barbeques Galore Limited

ABN 92 008 577 759

MLC Centre Martin Place Sydney New South Wales 2000 Australia

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000

www.freehills.com DX 361 Sydney

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE

Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference EDN:31B

Clause

Freehills Sydney 004902490	Printed 10 August 2005 (19:00)	page 1

Implementation Agreement

Annexure A – Share Scheme

Annexure B – Options Scheme

Annexure C – Public announcement

Annexure D – Share Scheme Deed Poll

Annexure E – Options Scheme Deed Poll

Annexure F – Options Consideration

Freehills Sydney 004902490	Printed 10 August 2005 (19:00)	page 2

Implementation Agreement

This scheme implementation agreement

is made on 10 August 2005 between the following parties:

1	BBG Australia Pty Limited

ACN 113 996 384

of Level 33, 88 Phillip Street, Sydney NSW 2000

(BBGA)

2	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

Recitals

A.	Galore and BBGA have agreed that BBGA will acquire Galore by means of the Share Scheme and the Option Arrangement or Options Scheme.

B.	Galore and BBGA have agreed in good faith to implement the Share Scheme and Option Arrangement or Options Scheme on the terms of this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1	Definitions and interpretation

1.1	Definitions

In this agreement:

ADSs means American depositary shares in Galore;

Agreed Form Banking Term Sheet means the term sheet between BBGA and BBGA’s debt provider and signed for the purposes of identification by or on behalf of BBGA and Galore;

ASIC means the Australian Securities and Investments Commission;

BBGA Information means information regarding BBGA and its Related Bodies Corporate provided by BBGA to Galore in writing for inclusion in the Explanatory Statements;

Business Day means a weekday on which trading banks are open for business in Sydney;

Competing Proposal means:

(a)	any formal proposal or formal offer by a third party not associated with BBGA to acquire all or a substantial part of the assets or business of Galore and/or its subsidiaries;

(b)	any formal proposal by a third party not associated with BBGA for a takeover bid, scheme of arrangement, amalgamation, merger, capital

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Implementation Agreement

reconstruction, consolidation, purchase of main undertaking or other business combination involving Galore and / or its subsidiaries;

(c)	any formal proposal by a third party not associated with BBGA to form a dual listed company structure, stapled security structure or other form of synthetic merger having the same or substantially the same effect as a takeover bid for, or scheme of arrangement in respect of, Galore; or

(d)	any formal proposal by a third party not associated with BBGA for Galore to issue a material number of its shares or other securities as consideration for the assets or securities of another person;

Complying Bidders Statement means a “bidder’s statement” as defined in section 9 of the Corporations Act which makes an offer to acquire all of the Galore Shares (other than those represented by ADSs held by Barbeques Galore, Inc.) and Options on terms no less favourable to Galore Shareholders and Optionholders than the terms of the Schemes (including the nature of the conditions of that offer);

Confidential Information means any commercial or technical information concerning:

(a)	BBGA, its Related Bodies Corporate or the persons referred to in clause 6.1(g) and any manager of those funds;

(b)	Galore or its Related Bodies Corporate,

disclosed or otherwise supplied to the other party or any of its directors, officers, employees, consultants, advisers or associates, and in whatever form or medium, but excludes any information included in an Explanatory Statement;

Confidentiality Agreement means the Confidentiality Agreement between the Company and Ironbridge Capital Pty Limited dated 3 September 2004;

Corporations Act means the Corporations Act 2001;

Costs means all third party advisory and finance costs (including out-of-pocket costs) incurred by or on behalf of BBGA in connection with the Transaction from 28 April 2005;

Court means the Federal Court of Australia;

Deed Polls means the Share Scheme Deed Poll and the Options Scheme Deed Poll (if an Options Scheme is required under clause 2.2(b));

Debt Facility Documentation means the formal documentation between BBGA and BBGA’s debt provider which substantially reflects, and is substantially consistent with, the terms set out in the Agreed Form Banking Term Sheet;

Despatch Date means the date the Share Scheme Explanatory Statement is sent to Galore Shareholders and the Options Scheme Explanatory Statement is sent to Optionholders (if an Options Scheme is required under clause 2.2(b));

Effective means, when used in relation to a Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme;

Effective Date means the date the Share Scheme becomes Effective;

Encumbrance means a charge, mortgage, pledge, bill of sale, hypothecation, lien, arrangement concerning the deposit of documents evidencing title, trust, power,

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Implementation Agreement

title retention arrangement or any other covenant or arrangement of any nature made to secure the payment of money or the observance of an obligation or under which a creditor is entitled to claim that it has a right to receive payment, or to have an obligation owed to it satisfied, in priority to another creditor;

End Date means 31 December 2005;

Exclusivity Period means the period from and including the date of this agreement to the earlier of 31 December 2005 and the date of termination of this agreement;

Existing Facilities means the facilities provided by Australia and New Zealand Banking Group Limited under the Variation Letter dated 21 July 2005 and by Union Bank of California under the Loan and Security Agreement dated 23 November 2004;

Explanatory Statements means the Share Scheme Explanatory Statement and Options Scheme Explanatory Statement;

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth);

Finance Conditions Precedent means those conditions precedent to drawdown initialled by or on behalf of BBGA and Galore under the Agreed Form Banking Term Sheet;

Finance Debt means any indebtedness, present or future, actual or contingent in respect of:

(a)	money borrowed or raised (including under any bill acceptance, endorsement or discounting facility);

(b)	any finance lease, hire purchase agreement or other facility whereby there is an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction;

(c)	any derivative transaction relating to financial instruments, including any swap, option, hedge, forward, futures or similar transaction; or

(d)	a redeemable share or stock; or

(e)	any other financial accommodation that has a similar economic effect as any of the forms of financial accommodation referred to in paragraphs (a)-(d),

but does not include the bank guarantee required under clause 11.4(a);

FIRB Approval means one of the following occurring:

(a)	BBGA receiving a notice, on terms acceptable to BBGA, from the Federal Treasurer of the Commonwealth of Australia (or his agent) to the effect that there is no objection to the Transaction under the Commonwealth Government’s foreign investment policy; or

(b)	the period provided for under the FATA during which the Treasurer may make orders under sections 18 or 22 of the FATA prohibiting the Transaction having elapsed without any such order being made; or

(c)	if an interim order under section 22 of the FATA prohibiting the Transaction is made, the subsequent period for making a final order prohibiting the Transaction having elapsed without any such order being made;

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Implementation Agreement

First Court Date means the first day on which an application made to the Court to convene a meeting in relation to the Share Scheme and any Options Scheme required under clause 2.2(b) pursuant to Section 411(1) of the Corporations Act is heard;

Galore Board means the board of directors of Galore;

Galore Shareholders means each person who is registered in the register of members as the holder of Galore Shares;

Galore Shares means fully paid ordinary shares of Galore (including shares represented by ADSs but excluding Galore Shares represented by ADSs held by Barbeques Galore Inc. if such Galore Shares are not cancelled or otherwise bought back on or prior to the Implementation Date);

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state;

GST has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

Implementation Date means the fifth Business Day following the Record Date, or such other date as NASDAQ or SEC may require;

Indemnified Parties means Galore and its directors and officers;

Intellectual Property means all items of intangible property and includes trademarks and service marks (whether or not registered or registration has been applied for), domain names, trade names, business names, designs, brand names, patents, patent applications, inventions (whether or not patented), trade secrets and copyrights (whether or not registered or registration has been applied for);

NASDAQ means National Association of Securities Dealers Automated Quotation;

NASDAQ Marketplace Rules means the official rules of the NASDAQ;

Option Arrangement means an agreement between Galore and Optionholders in a form agreed by BBGA in writing pursuant to which all Options will be cancelled in return for payment of the consideration payable to Optionholders for the cancellation of each Option as set out in annexure F, conditional upon the Share Scheme becoming Effective;

Optionholder means each person who is a holder of Options;

Options means options over unissued Galore Shares;

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option under the Option Arrangement or Options Scheme as set out in annexure F;

Options Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act between Galore and the Optionholders substantially in the form of annexure B subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

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Implementation Agreement

(b)	any alterations approved in writing by BBGA and Galore before a Court order is made convening the Options Scheme Meeting;

Options Scheme Deed Poll means the deed poll to be executed by BBGA substantially in the form of annexure E whereby BBGA covenants in favour of Optionholders to perform its obligations under this agreement and the Options Scheme (if an Options Scheme is required under clause 2.2(b));

Options Scheme Explanatory Statement means the explanatory statement and notice of meeting of Optionholders to be approved by the Court and sent to the Optionholders relating to the Options Scheme (if an Options Scheme is required under clause 2.2(b));

Options Scheme Meeting means the meeting or meetings to be convened by the Court in relation to an Options Scheme (if an Options Scheme is required under clause 2.2(b)) pursuant to section 411(1) of the Corporations Act;

Options Scheme Participants means Optionholders as at the Record Date;

Prescribed Occurrence means the occurrence of any of the following:

(a)	Galore converting all or any of its shares into a larger or smaller number of shares;

(b)	Galore or a subsidiary of Galore resolving to reduce its share capital in any way or reclassifying, combining, splitting, redeeming or repurchasing directly or indirectly any of its shares or options;

(c)	Galore or a subsidiary of Galore:

(1)	entering into a buy-back agreement; or

(2)	resolving to approve the terms of a buy-back agreement under the Corporations Act or any other applicable laws,

other than pursuant to the cancellation of ADSs held by Barbeques Galore Inc.;

(d)	Galore declaring, paying or distributing any dividend, bonus (including any form of employee retention payment or bonus) or other share of its profits or assets (other than employee bonuses in the ordinary course of business consistent with Galore’s existing policies and that are specifically disclosed in writing to BBGA prior to the date of this agreement);

(e)	Galore or a subsidiary of Galore issuing shares (other than pursuant to the exercise of an Option on issue as at the date of this agreement), or granting an option over its shares, or agreeing to make such an issue or grant such an option;

(f)	Galore or a subsidiary of Galore issuing, or agreeing to issue, securities or other instruments convertible into shares or debt securities or amending or agreeing to amend the terms of any existing securities (including the Options);

(g)	Galore or a subsidiary of Galore making any change to its constitution;

(h)	Galore or a subsidiary of Galore disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

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Implementation Agreement

(i)	Galore or a subsidiary of Galore:

(1)	acquiring or disposing of;

(2)	agreeing to acquire or dispose of; or

(3)	offering, proposing, announcing a bid or tendering for,

any business, assets, entity or undertaking, the aggregate value of which exceeds $500,000;

(j)	Galore or a subsidiary of Galore creating, or agreeing to create, any Encumbrance over the whole, or a substantial part, of its business or property otherwise than:

(1)	in the ordinary course of business; or

(2)	a lien which arises by operation of law or legislation securing an obligation that is not yet due;

(k)	Galore or a subsidiary of Galore resolving that it be wound up (or any comparable process being resolved to be undertaken in any relevant jurisdiction outside Australia);

(l)	a liquidator or provisional liquidator of Galore or of a subsidiary of Galore being appointed (or any comparable appointment occurring in any relevant jurisdiction outside Australia);

(m)	a court making an order for the winding up of Galore or of a subsidiary of Galore (or any comparable order being made in any relevant jurisdiction outside Australia);

(n)	an administrator (or other comparable third party official appointment) of Galore or of a subsidiary of Galore being appointed under the Corporations Act or any other applicable legislation;

(o)	Galore or a subsidiary of Galore executing a deed of company arrangement (or any comparable process being undertaken in any relevant jurisdiction outside Australia);

(p)	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of Galore or of a subsidiary of Galore (or any comparable appointment occurring in any relevant jurisdiction outside Australia);

(q)	Galore or a subsidiary of Galore entering into or materially amending any employment, consulting, severance, redundancy or similar agreement or arrangement with officers, directors or other executives of Galore or a subsidiary of Galore or otherwise materially increasing compensation or benefits for any of the above other than as provided for in contractual arrangements in effect on the date of this agreement or as otherwise fairly disclosed in writing to BBGA prior to the date of this agreement;

(r)	Galore or a subsidiary of Galore entering into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement;

(s)	Galore or a subsidiary of Galore taking or omitting to take action which would result in a breach of law material to Galore and its subsidiaries, other than as contemplated in paragraph (y) of this definition;

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Implementation Agreement

(t)	Galore or a subsidiary of Galore entering into or resolving to enter into a transaction with any related party of Galore as defined in section 228 of the Corporations Act other than a transaction resulting from ordinary customer and supplier relationships and entered into on ordinary arm’s length terms;

(u)	Galore or any of its subsidiaries amending or agreeing to amend the terms of any Encumbrance granted by Galore or any of its subsidiaries;

(v)	Galore or any of its subsidiaries undertaking or committing to capital expenditure which, when combined with capital expenditure already incurred or committed by Galore and its subsidiaries since 1 February 2005, in aggregate exceeds US$6.5 million;

(w)	Galore or a subsidiary of Galore incurring any Finance Debt which is not in the ordinary course of its business or which would cause the aggregate amount of Finance Debt as at the Implementation Date of Galore and its subsidiaries to exceed A$30,000,000;

(x)	any person and its associates (other than BBGA and its associates) acquiring a relevant interest (as defined in the Corporations Act) in at least 50% of Galore Shares;

(y)	Galore failing to comply with its disclosure obligations under the NASDAQ Marketplace Rules or US Securities Laws in any material respect other than as a result of the restatement by Galore of its financial statements for the years ended 31 January in each of 2001, 2002, 2003 and 2004 as fairly disclosed in writing to BBGA prior to the date of this agreement;

(z)	the conversion of any floating charge into a fixed charge over any material asset of Galore or a subsidiary of Galore or any material change in the nature of the form of an Encumbrance over any material asset of Galore or a subsidiary of Galore which may limit the ability of Galore or a subsidiary of Galore to deal with that asset; or

(aa)	any Galore subsidiary ceases for any reason to be directly or indirectly wholly owned by Galore or any agreement or arrangement is entered into (whether conditional or not) that gives any person other than Galore and its subsidiaries a right or entitlement to be issued with or transferred securities in a Galore subsidiary, but not where the event was:

(bb)	required or necessary to give effect to this agreement or the Schemes or Option Arrangement;

(cc)	fairly disclosed in writing by Galore to BBGA before the date of this agreement; or

(dd)	undertaken with BBGA’s prior written consent;

PS 60 means ASIC’s Policy Statement 60;

PS 142 means ASIC’s Policy Statement 142;

Record Date means 5.00 pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

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Implementation Agreement

Register means the share register of Galore;

Regulatory Approvals has the meaning given to that term in clause 3.1 (a);

Related Body Corporate has the meaning given in section 50 of the Corporations Act;

Scheme Meetings means the Share Scheme Meeting and any Options Scheme Meeting;

Schemes means the Share Scheme and any Options Scheme required under clause 2.2(b);

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme and any Options Scheme required under clause 2.2(b) is heard;

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Galore and Galore Shareholders substantially in the form of annexure A subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

(b)	any alterations approved in writing by BBGA and Galore before a Court order is made convening the Share Scheme Meeting;

Share Scheme Consideration means A$13.00 for each Galore Share held at the Record Date by a Share Scheme Participant;

Share Scheme Deed Poll means the deed poll to be executed by BBGA substantially in the form of annexure D whereby BBGA covenants in favour of Galore Shareholders to perform its obligations under this agreement and the Share Scheme;

Share Scheme Explanatory Statement means the explanatory statement and notice of meeting of Galore Shareholders to be approved by the Court and sent to Galore Shareholders relating to the Share Scheme;

Share Scheme Meeting means the meeting to be convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act;

Share Scheme Participants means Galore Shareholders as at the Record Date;

subsidiary has the meaning given in section 46 of the Corporations Act;

Surviving Condition means any Finance Condition Precedent which is of a nature which can only be satisfied on or about the Implementation Date, as indicated by the parties on the Agreed Form Banking Term Sheet;

Taxes means charges, deductions, duties (including stamp duty, financial institutions duty, transaction duty and bank account debit tax), fees, imposts, levies, taxes (including any consumption tax, goods and services tax and value added tax) and withholdings (together with any interest, penalties, fines and expenses in connection with any of them);

Transaction means the acquisition of Galore by BBGA through implementation of the Share Scheme and Option Arrangement or Options Scheme in accordance with the terms of this agreement; and

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Implementation Agreement

US Securities Laws means all United States Federal and state securities laws, rules, regulations, opinions including but not limited to the Securities Act of 1933, the Exchange Act of 1934, the Investment Company Act of 1940, the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder.

1.2	Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to this agreement, and a reference to this agreement includes any annexure, exhibit and schedule;

(f)	a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “A$” is to the lawful currency of Australia;

(j)	a reference to “US$” is to the lawful currency of the United States of America;

(k)	a reference to any time is a reference to that time in Sydney;

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement; and

(m)	a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

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Implementation Agreement

2	Agreement to propose Transaction

2.1	Agreement to propose Share Scheme

(a)	Galore agrees to propose the Share Scheme upon and subject to the terms and conditions of this agreement.

(b)	BBGA agrees to assist Galore in proposing the Share Scheme upon and subject to the terms and conditions of this agreement.

2.2	Agreement to propose Option Arrangement or Options Scheme

(a)	As soon as practicable after the date of this agreement, Galore must use all reasonable endeavours to procure that each Optionholder enters into an agreement pursuant to which the Optionholder agrees to be bound by the Option Arrangement.

(b)	If by 8.00 am on the First Court Date:

(1)	Galore has been able to procure agreement from all Optionholders as contemplated by clause 2.2(a), Galore and BBGA agree to proceed with the Option Arrangement upon and subject to the terms and conditions of this agreement; or

(2)	Galore has been unable to procure agreement from all Optionholders as contemplated by clause 2.2(a), then:

(A)	Galore agrees to propose the Options Scheme upon and subject to the terms and conditions of this agreement.

(B)	BBGA agrees to assist Galore in proposing the Options Scheme upon and subject to the terms and conditions of this agreement.

3	Conditions precedent and pre-implementation steps

3.1	Conditions precedent

Subject to this clause 3, the obligations of BBGA under clause 5.5(b) are subject to the satisfaction or waiver of each of the following conditions precedent.

(a)	Regulatory Approvals:

(1)	ASIC: ASIC issues or provides any consents or approvals or does any other acts necessary or desirable to implement the Transaction; and

(2)	Government Agencies: all other consents or approvals of a Government Agency which Galore and BBGA agree are necessary or desirable to implement the Share Scheme and the Options Scheme (if required under clause 2.2(b)) are obtained including FIRB Approval,

(together Regulatory Approvals) before 8.00 am on the Second Court Date.

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(b)	Shareholder approval: Galore Shareholders approve the Share Scheme at the Share Scheme Meeting by the requisite majorities in accordance with section 411(4)(a) of the Corporations Act;

(c)	Optionholder approval: Either each Optionholder agrees in writing to the Option Arrangement in a form reasonably acceptable to BBGA before 8.00 am on the First Court Date, or the Optionholders approve the Options Scheme at an Options Scheme Meeting by the requisite majorities in accordance with section 411(4)(a) of the Corporations Act.

(d)	Court approval: The Court approves, in accordance with section 411(4)(b) of the Corporations Act:

(1)	the Share Scheme; and

(2)	any Options Scheme required under clause 2.2(b).

(e)	Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Transaction is in effect at 8.00 am on the Second Court Date.

(f)	Prescribed Occurrence and breach of obligations:

(1)	No Prescribed Occurrence has occurred; and/or

(2)	Galore is not in breach, in any material respect, of its obligations under clause 5 or any of its other obligations under this agreement,

as at 5.00 pm on the day before the Scheme Meetings and as at 8.00 am on the Second Court Date.

(g)	Galore’s representations and warranties: The representations and warranties of Galore set out in this agreement are true and correct in all material respects, in each case as at the date of this agreement and as at 8.00 am on the Second Court Date.

(h)	Finance conditions: All Finance Conditions Precedent are satisfied or waived in accordance with the Debt Facility Documentation by 8:00 am on the Second Court Date, other than a condition substantially in the form of:

(1)	clause 3.1(d); or

(2)	any Surviving Conditions which must be satisfied or waived in accordance with the Debt Facility Documentation on or before the Implementation Date.

(i)	Consent of Galore’s financiers: Australia New Zealand Banking Group Limited and Union Bank of California Inc consent to the change in control of Galore pursuant to the Transaction, in each case on or before 8.00 am on the Second Court Date.

3.2	Best endeavours

(a)	Galore and BBGA must each use its best endeavours to procure that:

(1)	each of the conditions precedent in clause 3.1 is satisfied as soon as practicable after the date of this agreement; and

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(2)	there is no occurrence within the control of Galore or BBGA or their subsidiaries that would prevent the conditions precedent in clause 3.1 being satisfied (as the context requires).

(b)	Without limiting clause 3.2(a), BBGA under takes that it will not, without Galore’s prior written consent:

(1)	amend any Finance Condition Precedent so as to make that condition precedent more onerous to satisfy; nor

(2)	add any other conditions precedent to drawdown under the Agreed Form Banking Term Sheet, the satisfaction of which is outside BBGA’s control.

3.3	Waiver of conditions precedent

(a)	The conditions precedent in paragraphs (a), (b), (d)(1) and (e) of clause 3.1 are for the joint benefit of Galore and BBGA and may only be waived jointly by them.

(b)	The conditions precedent in paragraphs (c), (d)(2), (f), (g), (h) and (i) of clause 3.1 are for the sole benefit of BBGA and may only be waived by BBGA.

(c)	If Optionholders fail to approve, as required by clause 3.1(c), any Options Scheme required under clause 2.2(b), BBGA may elect to proceed with the Share Scheme in which case the parties’ obligations to proceed with the implementation of the Share Scheme will be unaffected, but the parties’ obligations to proceed with the Options Scheme are terminated.

(d)	A waiver of a condition precedent in clause 3.1 does not:

(1)	constitute a waiver of a breach or non-fulfilment of any other condition precedent in clause 3.1 resulting from the same event (unless specifically stated in the waiver); or

(2)	constitute a waiver of a breach or non-fulfilment of that condition precedent resulting from any other event (unless specifically stated in the waiver).

(e)	Subject to clause 3.3(f), a waiver of any condition precedent in clause 3.1 precludes the party who has the benefit of the condition precedent from suing the other party for any breach of this agreement that resulted from any breach or non-fulfilment of the condition precedent.

(f)	If the party who has the benefit of a condition precedent in clause 3.1 waives the breach or non-fulfilment of the condition precedent on one or more terms, and the other party agrees to those terms, then those terms will apply notwithstanding any inconsistency with clause 3.3(e). If the other party does not agree to the terms of any waiver the relevant condition precedent will not be waived.

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3.4	Pre-implementation steps

Without limiting the general nature of clauses 3.1 to 3.3:

(a)	Regulatory Approvals: Each party must:

(1)	promptly apply for all relevant Regulatory Approvals specified in clause 3.1(a) and provide to the other a copy of all those applications;

(2)	take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time; and

(3)	provide the other party with all information reasonably requested in connection with the applications for Regulatory Approval.

(b)	BBGA Information: BBGA must prepare and provide to Galore the BBGA Information for inclusion in the Explanatory Statements.

(c)	Preparation of Explanatory Statements: Galore must prepare the Explanatory Statements in accordance with clause 5.1(a) and all applicable laws and in particular with the Corporations Act, US Securities Laws, PS 60 and PS 142 and NASDAQ Marketplace Rules in consultation with BBGA and:

(1)	give BBGA and its representatives a reasonable opportunity to provide input as to the content and presentation of, and obtain BBGA’s consent to include the BBGA Information in, the Explanatory Statements; and

(2)	keep BBGA informed of any matters raised by ASIC in relation to the Explanatory Statements and co-operate with BBGA to resolve any such matters.

(d)	Independent expert’s report: BBGA must provide any assistance or information reasonably requested by Galore or by the independent expert in connection with the preparation of the independent expert’s report to be sent together with the Explanatory Statements.

(e)	Implementation: Galore must do all of the things set out in clauses 5.1, 5.2 and 5.4.

(f)	Galore Prescribed Occurrence: Between the date of this agreement and immediately before completion of the Share Scheme on the Implementation Date, Galore must:

(1)	not cause or permit any Prescribed Occurrence to occur (to the extent that the Prescribed Occurrence is within its control or the control of its subsidiaries); and

(2)	use its best endeavours to ensure that no Prescribed Occurrence occurs (to the extent that the Prescribed Occurrence may be outside its control or the control of its subsidiaries).

(g)	Galore to provide Explanatory Statements: As soon as practicable after Galore has completed the preparation of the final form of the Explanatory Statements, Galore must forward a copy to BBGA.

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(h)	Accuracy of BBGA Information: BBGA must confirm to Galore the material accuracy of the BBGA Information in the Explanatory Statements.

(i)	Financing Obligations: Galore must provide reasonable assistance to BBGA and its advisers in relation to BBGA obtaining its debt finance for the Transaction including providing the information (including financial information) BBGA and its advisers reasonably request about Galore and its subsidiaries so that BBGA may satisfy the conditions precedent to the provision of its debt finance on or before the Implementation Date.

(j)	Meeting of Galore Board: Galore must convene a meeting of the Galore Board to approve the Explanatory Statements as soon as practicable after Galore has settled the Explanatory Statements and clause 3.4(h) has been satisfied.

(k)	Galore new information: Galore must provide to Galore Shareholders (and to Optionholders if an Options Scheme is required under clause 2.2(b)), all such further or new information which may arise after the Despatch Date and prior to the Scheme Meetings which may be necessary to ensure that the information contained in the Explanatory Statements is not false, misleading or deceptive in any material respect.

(l)	BBGA new information: BBGA must provide to Galore any further or new BBGA Information which may arise after the Despatch Date and prior to the Scheme Meetings which may be necessary or reasonably required by Galore to ensure that the information concerning BBGA disclosed to Galore Shareholders and Optionholders is not false, misleading or deceptive in any material respect.

3.5	Consultation on failure of condition precedent

(a)	If:

(1)	a condition precedent in clause 3.1 is not satisfied by the End Date (other than in circumstances described in clause 3.5(d)); or

(2)	a condition precedent in clause 3.1 becomes incapable of being satisfied before the End Date (other than in circumstances described in clause 3.5(d)),

then Galore and BBGA must consult in good faith with a view to determining whether the Transaction may proceed by way of alternative means or methods or whether to extend the End Date.

(b)	If a condition precedent in clause 3.1 becomes incapable of being satisfied before the End Date and Galore and BBGA are unable to reach agreement under clause 3.5(a) within 5 Business Days of the date on which they both become aware that the condition precedent has become incapable of being satisfied, then unless the condition precedent is waived (and subject always to clause 3.5(d)):

(1)	in relation to any condition precedent in paragraphs (c), (f), (g) or (h) of clause 3.1, BBGA may terminate this agreement at any time with immediate effect by written notice to Galore; and

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(2)	in relation to any condition precedent in paragraphs (a), (b), (d), (e) or (i) of clause 3.1, either the party may terminate this agreement at any time with immediate effect by written notice to the other party.

(c)	If a condition precedent in clause 3.1 is not satisfied by the End Date and Galore and BBGA are unable to reach agreement under clause 3.5(a) within 5 Business Days following the End Date then, unless the condition precedent is waived (and subject always to clause 3.5(d)), either party may terminate this agreement with immediate effect by written notice to the other party.

(d)	If a condition precedent in clause 3.1 has not been satisfied or there is an occurrence that will prevent the condition precedent being satisfied by the earlier of:

(1)	the End Date; or

(2)	the date specified in this agreement for its satisfaction,

as a result of a breach of this agreement by Galore or BBGA or their respective subsidiaries or any of their respective employees or officers, then:

(3)	in the case of a breach by Galore or its subsidiaries or any of their respective employees or officers, only BBGA may terminate this agreement in relation to the failure of that condition precedent; and

(4)	in the case of a breach by BBGA or its subsidiaries or any of their respective employees or officers, only Galore may terminate this agreement in relation to the failure of that condition precedent.

(e)	Subject to the rights of the parties under clauses 6.5, 6.6, and 9, and any rights arising under clause 11 that are expressly stated to survive termination of this agreement in certain circumstances, following any termination under clauses 3.5(b), 3.5(c) or 3.5(d) no party will have any liability to the other parties in respect of this agreement, other than in respect of a breach of this agreement occurring prior to such termination.

(f)	Nothing in this clause 3.5 affects or prejudices the operation of clause 5.2.

3.6	Notice of changes

Galore and BBGA must promptly notify each other of any change, matter, event or circumstance causing, or which, so far as can reasonably be foreseen, would cause:

(a)	a representation or warranty in this agreement to be breached;

(b)	a breach or non-fulfilment of any of the conditions precedent in clause 3.1;

(c)	a material breach of this agreement; or

(d)	a material adverse effect on the financial condition or financial performance of Galore and/or any of its subsidiaries.

3.7	Regulatory approval

For the purposes of clause 3.1(a), a Regulatory Approval will be regarded as having been obtained even though a condition has been attached to that

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Regulatory Approval, if the condition cannot reasonably be considered to have a material adverse impact on the value or benefits each party considered it would derive from the Transaction.

4	Termination

4.1	Termination

Without prejudice to any other rights of termination under this agreement, either party may terminate this agreement by written notice to the other party at any time before 8.00 am on the Second Court Date if:

(a)	the other party is in material breach of any material provision of this agreement, the party wishing to terminate has given written notice to the other party setting out the relevant circumstances and stating an intention to terminate, and the relevant circumstances continue to exist 10 Business Days (or any shorter period ending at 8.00 am on the Second Court Date) from the time the notice is given; or

(b)	a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed.

4.2	Automatic termination

This agreement will terminate automatically without the need for action by any party in the event that:

(a)	the Galore Shareholders fail to approve the Share Scheme by the necessary majority at the Share Scheme Meeting; or

(b)	the Court refuses to grant an order convening the Share Scheme Meeting or approving the Share Scheme and either:

(1)	the parties fail to agree on conducting an appeal under clause 5.2 within 5 Business Days of the Court’s decision; or

(2)	the parties agree to conduct an appeal under clause 5.2 within 5 Business Days of the Court’s decision but the appeal is unsuccessful;

(c)	the Share Scheme is not approved by the Court under section 411(4)(b) of the Corporations Act on or before the End Date; or

(d)	BBGA lodges a Complying Bidders Statement with ASIC under section 633 of the Corporations Act.

4.3	Effect of termination

(a)

If this agreement is terminated by either Galore or BBGA under clauses 3 or 4, this agreement and the parties’ obligations under this agreement cease, other than the provisions of clauses 6.5, 6.6, 8 and 9 and any rights arising under clause 11 that are expressly stated to survive termination of

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this agreement in certain circumstances, which will remain in force after termination.

(b)	Termination of this agreement under clauses 3 or 4 does not prejudice the accrued rights of a party to take action in respect of a breach of this agreement occurring prior to such termination.

5	Implementation of Schemes

5.1	Galore’s obligations

Galore must take all necessary steps to implement the Share Scheme and the Options Scheme (if required under clause 2.2(b)) as soon as is reasonably practicable, including without limitation taking each of the following steps:

(a)	Explanatory Statements: prepare and despatch a Share Scheme Explanatory Statement to Galore Shareholders in respect of the Share Scheme and an Options Scheme Explanatory Statement to Optionholders in respect of an Options Scheme (if required under clause 2.2(b)) which comply with the requirements of:

(1)	the Corporations Act and the Corporations Regulations 2001;

(2)	US Securities Laws;

(3)	PS 60;

(4)	PS 142; and

(5)	the Nasdaq Marketplace Rules,

and which will include:

(6)	all details of the relevant Scheme;

(7)	in the case of the Share Scheme Explanatory Statement, notice of the Share Scheme Meeting and proxy forms for that meeting;

(8)	in the case of the Options Scheme Explanatory Statement, a notice of the Option Scheme Meeting and proxy forms for that meeting;

(9)	in the case of the Share Scheme Explanatory Statement, a report from the Independent Expert stating whether the Share Scheme is in the best interests of Galore Shareholders and, in the case of the Options Scheme Explanatory Statement, a report from the Independent Expert stating whether the Options Scheme is in the best interests of Optionholders; and

(10)	the Deed Polls;

(b)	Access to information: Until the Share Scheme becomes Effective, provide BBGA, its advisers and its representatives with reasonable access during normal business hours to:

(1)	Galore’s senior employees, officers, properties and other facilities, and to all those of its subsidiaries, for the purpose of implementing the Schemes or that may reasonably be required by BBGA, its advisers or its financiers; and

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(2)	all material information concerning Galore and its subsidiaries including information contained in any books and records of Galore or any of its subsidiaries;

(c)	Independent Expert: include the Independent Expert’s report concerning the Share Scheme in the Share Scheme Explanatory Statement and include the Independent Expert’s report concerning the Options Scheme (if required under clauses 2.2(b)) in the Options Scheme Explanatory Statement;

(d)	Counsel: engage Queens Counsel or Senior Counsel to represent Galore in all Court proceedings related to the Schemes;

(e)	registration by ASIC: request ASIC to register the Explanatory Statements in accordance with section 412(6) of the Corporations Act;

(f)	section 411(17)(b) statement: apply to ASIC for the production of a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(g)	Court direction: apply to the Court for orders directing Galore to convene the Scheme Meetings, to be held on the same day;

(h)	Scheme Meetings: convene the Scheme Meetings to approve the Schemes;

(i)	Shareholder and Optionholder approval: seek Galore Shareholder approval for the Share Scheme and Optionholder approval for the Options Scheme (if required under clause 2.2(b));

(j)	Court approval: apply to the Court for orders approving the Schemes as approved by the Galore Shareholders and Optionholders at the Scheme Meetings;

(k)	Certificate: provide the Court on the Second Court Date with a certificate confirming:

(1)	whether all the conditions precedent in clause 3.1 have been satisfied or waived in accordance with the terms of this agreement;

(2)	whether between the date of this agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date;

(3)	whether Galore is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date; and

(4)	that the parties will return to the Court for further orders if it appears likely that any condition precedent in clause 3.1 may not be satisfied on or before the Implementation Date;

(l)	lodge copy of Court order: promptly lodge with ASIC an office copy of the Court orders approving the Schemes; and

(m)	registration: register all transfers of Galore Shares to BBGA on the Implementation Date.

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5.2	Conduct of appeals

If the Court refuses to grant an order convening the Share Scheme Meeting or approving the Share Scheme, Galore and BBGA must consult with each other in good faith as to whether to appeal the Court’s decision. If, in the opinion of counsel obtained by either party within 5 Business Days of the Court’s decision, there are reasonable prospects of successfully appealing the Court’s decision then:

(a)	Galore must appeal the Court’s decision; and

(b)	Galore and BBGA must seek to agree in good faith an extension of the End Date by a period of not more than 6 months to account for the period for determination of the appeal on an expedited basis.

5.3	Conduct of business

From the date of this agreement up to and including the Implementation Date, Galore and each of its Related Bodies Corporate must conduct their respective businesses in the ordinary and proper course of business and:

(a)	make all reasonable efforts to:

(1)	maintain their business and assets (including maintaining all insurance over the business and assets that exists at the date of this agreement);

(2)	keep available the services of their officers and employees; and

(3)	preserve their relationships with customers, suppliers, licensors, franchisees and others having business dealings with Galore and any subsidiary of Galore; and

(b)	use all reasonable efforts to ensure that all of the Finance Conditions Precedent are satisfied (to the extent those conditions precedent are within their control); and

(c)	must:

(1)	not cause or permit any Prescribed Occurrence to occur (to the extent that the Prescribed Occurrence is within their control); and

(2)	use their best endeavours to ensure that no Prescribed Occurrence occurs (to the extent that the Prescribed Occurrence may be outside their control).

5.4	Appointment of directors

Galore must, as soon as practicable on the Implementation Date after the Scheme consideration has been paid:

(a)	take all actions necessary to cause the appointment of that number of nominees of BBGA to the Galore Board which gives those nominees acting together control of the Galore Board; and

(b)	use its best endeavours to ensure that all directors on the Galore Board other than the BBGA nominees resign.

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5.5	BBGA’s obligations

(a)	BBGA must take all steps reasonably necessary to assist Galore to implement the Schemes as soon as is reasonably practicable including, without limitation, taking each of the following steps:

(1)	BBGA Information: promptly provide the BBGA Information to Galore for inclusion in the Explanatory Statements;

(2)	Independent Expert: promptly provide assistance or information reasonably requested by the Independent Expert to enable it to prepare its reports for the Explanatory Statements;

(3)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, BBGA will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this agreement and the Schemes; and

(4)	Certificate: provide the Court on the Second Court Date with a certificate confirming:

(A)	whether all the conditions precedent in clause 3.1 have been satisfied or waived in accordance with the terms of this agreement;

(B)	whether between the date of this agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date;

(C)	whether BBGA is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date; and

(D)	that the parties will return to the Court for further orders if it appears likely that any condition precedent in clause 3.1 may not be satisfied on or before the Implementation Date.

(b)	If:

(1)	the Share Scheme becomes Effective, BBGA must pay the Share Scheme Consideration to the Share Scheme Participants; and

(2)	the Option Arrangement is implemented in accordance with clause 2.2(a) or the Options Scheme becomes Effective, BBGA must pay the Options Consideration to Optionholders (in the case of the Option Arrangement) and to Options Scheme Participants (in the case of the Options Scheme), on the Implementation Date.

(c)	BBGA must not, and must ensure that its officers, employees, agents and advisers do not, unreasonably interfere with or obstruct the conduct by Galore of its business in the ordinary course prior to the Implementation Date. This clause 5.5(c) does not prejudice or limit:

(1)	Galore’s obligations under any other provision of this agreement;

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(2)	BBGA’s right to reasonable access to senior management of Galore and its subsidiaries prior to the Implementation Date concerning consummation and funding of the Transaction, the proposed business plan for Galore and its subsidiaries following the Implementation Date and future employment.

5.6	Payments

(a)	BBGA’s obligation to pay or procure the payment of the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with the Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Galore Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Record Date

(b)	BBGA’s obligation to pay or procure the payment of the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Optionholder or Options Scheme Participant (as applicable), by prepaid post to their address recorded in the register of Options at the Record Date, of a cheque for the Options Scheme Consideration due to that Optionholder or Options Scheme Participant (as applicable) in accordance with the Option Arrangement or Options Scheme (as applicable).

6	Representations and undertakings

6.1	BBGA’s representations

BBGA represents and warrants to Galore (in its own right and separately as trustee or nominee for each of the other Indemnified Parties) that:

(a)	the BBGA Information provided to Galore for inclusion in the Explanatory Statements will be true, accurate and complete in all material respects (provided that if BBGA Information is clearly referable to a certain date or certain period, it must merely be true, accurate and complete in all material respects as at that date or in respect of such period) and will be provided and on the understanding that each of the Indemnified Parties will rely on that information to prepare the Explanatory Statements in compliance with all applicable laws (including US Securities Laws, PS60 and PS142), and to propose and implement the Share Scheme and Options Scheme (if required under clause 2.2(b)) in accordance with the Corporations Act;

(b)

the BBGA Information provided under clause 3.4(b) in the Explanatory Statements, as at the date the Share Scheme Explanatory Statement is despatched to Galore Shareholders and the Options Scheme Explanatory Statement is despatched to Optionholders (if required under clause 2.2(b)),

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will not contain any statement which is materially misleading or deceptive including by way of omission from that statement;

(c)	BBGA will, as a continuing obligation, provide to Galore all further or new information which arises and of which BBGA is aware after the Explanatory Statements have been despatched until the date of the Scheme Meetings which is necessary to ensure that there would be no breach of clause 6.1(b) if it applied as at the date on which that information arose;

(d)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of BBGA;

(e)	BBGA has full corporate power and lawful authority to execute, deliver and perform this agreement;

(f)	this agreement does not conflict with or result in the breach of or default under BBGA’s constitution or any other agreement or any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound; and

(g)	the shareholders of BBGA’s immediate holding company are, and will be on the Implementation Date:

(1)	Ironbridge Capital A Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund A (or its nominee or custodian);

(2)	Ironbridge Capital B Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund B (or its nominee or custodian);

(3)	Ironbridge Capital G.P. Limited as general partner of the Ironbridge Capital 2003/4 Fund LP (or its nominee or custodian); and

(4)	certain members of the proposed new management team for Galore and its subsidiaries (or their nominees or custodians).

6.2	BBGA’s indemnity

BBGA agrees with Galore (in its own right and separately as trustee or nominee for each of the other Indemnified Parties) to indemnify the Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which any of the Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the representations and warranties in clause 6.1.

6.3	Galore’s representations

Galore represents and warrants to BBGA and its directors and officers (in its own right and separately as trustee or nominee for each of the BBGA directors and officers) that:

(a)	no information (other than the BBGA Information) contained in the Explanatory Statements, as at the date the Share Scheme Explanatory Statement is despatched to Galore Shareholders and the Options Scheme Explanatory Statement is despatched to Optionholders (if required under clause 2.2(b)), will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

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(b)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Galore;

(c)	Galore has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(d)	neither the execution nor performance of this agreement conflicts with or results in the material breach of or material default under any provision of Galore’s constitution or any material term or provision of any agreement to which Galore or any of its subsidiaries is party or any writ, order or injunction, judgment, law, rule or regulation to which Galore or any of its subsidiaries is party or subject or by which any of them is bound;

(e)	Galore’s issued securities at the date of this agreement are:

(1)	4,671,091 Galore Shares (including Galore Shares represented by ADSs); and

(2)	494,290 Options as described more fully in annexure F,

and neither Galore nor any of its subsidiaries is under any obligation to issue any Galore Shares, Options or other securities convertible into Galore Shares to any person and, except for the Options, no option exists nor is Galore or any Galore subsidiary subject to any actual or contingent obligation to issue or convert any securities.

6.4	Galore’s indemnity

Galore agrees with BBGA (in its own right and separately as trustee or nominee for each of BBGA’s directors and officers) to indemnify BBGA and its directors and officers from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which BBGA or any of its directors or officers suffers, incurs or is liable for arising out of any breach of any of the representations and warranties in clause 6.3.

6.5	Survival of representations

Each representation and warranty in clauses 6.1 and 6.3:

(a)	is given on the date of this agreement and is taken to be repeated on each subsequent date up to the Effective Date;

(b)	is severable;

(c)	survives the termination of this agreement; and

(d)	is given with the intention that liability under it is not confined to breaches which are discovered before the date of termination of this agreement.

6.6	Survival of indemnities

Each indemnity in this agreement (including those in clauses 6.2 and 6.4):

(a)	is severable;

(b)	is a continuing obligation;

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(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this agreement; and

(d)	survives the termination of this agreement.

6.7	No reliance

The parties acknowledge that in entering into this agreement they have not relied on any statement, representation (whether express or implied, oral or written) or other conduct of the other party or its officers, employees and advisers except as expressly set out in this agreement.

7	Implementation committee

7.1	Formation of committee

(a)	From the date of this agreement until the date that the Share Scheme becomes Effective, an implementation committee made up of up to:

(1)	two executives or advisers representing Galore; and

(2)	two executives or advisers representing BBGA,

will be constituted. The role of the implementation committee will be to act as a forum for consultation and planning between the parties in relation to the implementation of the Transaction.

(b)	The implementation committee will meet (in person or by telephone) within 20 Business Days of the date of this agreement and will agree on subsequent dates for meetings between the date of this agreement and until the date that the Share Scheme becomes Effective.

7.2	Dispute regarding Explanatory Statements

If there is a dispute as to the content of any part of an Explanatory Statement, the parties must refer the matter to the implementation committee. The parties must procure that the implementation committee uses its reasonable endeavours to resolve the dispute within 5 Business Days. If the implementation committee is unable to resolve the dispute within this time period then:

(a)	if the dispute relates to the form or content of the BBGA Information in an Explanatory Statement, Galore must make the amendments required by BBGA; and

(b)	if the dispute relates to the form or content of any other part of an Explanatory Statement, the Galore Board will decide the final form or content of the disputed part of the relevant Explanatory Statement.

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8	Public announcement

8.1	Announcement of Schemes

Immediately after the execution of this agreement, Galore and BBGA will issue public announcements in the form of annexure C.

8.2	Public announcement

A party must not, and must procure that its officers, employees and advisers do not, make any public announcement in relation to the Transaction that are inconsistent with any public announcement approved under clause 8.1 or 8.2(b) except:

(a)	to the extent required by law including by the SEC or NASDAQ Marketplace Rules but only after it has given the other party prior notice (of at least one Business Day if possible whilst complying with all applicable laws and duties) and consulted with the other party about the form and content of the announcement; or

(b)	in a form approved by the other party (such approval not to be unreasonably withheld or delayed).

8.3	Co-operation

Subject to this clause 8, the parties agree to co-operate in respect of any external communications relating to the Transaction, including such communications with employees, suppliers and customers of Galore.

9	Confidentiality

9.1	Conditional Termination of Existing Confidentiality Agreement

(a)	Upon the Share Scheme becoming Effective, the Confidentiality Agreement is terminated and the parties’ obligations under the Confidentiality Agreement cease.

(b)	BBGA holds the rights conferred to Ironbridge Capital Pty Ltd by clause 9.1 (a) as trustee for Ironbridge Capital Pty Ltd and BBGA may enforce those rights on behalf of Ironbridge Capital Pty Ltd.

9.2	Confidentiality obligations

(a)	Each party acknowledges and agrees that it will:

(1)	use the Confidential Information of the other party exclusively to produce the Explanatory Statements and implement the Schemes and not for anything else;

(2)	keep all Confidential Information of the other party in confidence;

(3)	only disclose the Confidential Information of the other party:

(A)	to those of its directors, officers, employees, consultants, professional advisers, bankers or associates who need that

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Confidential Information to produce the Explanatory Statements and owe a duty of confidentiality to the party and are aware of its obligations under this clause;

(B)	if it is already in the public domain and generally available (other than as a result of a breach of this agreement or any other confidentiality obligation);

(C)	to the extent required by law including by the SEC or NASDAQ Marketplace Rules but only after it has given the other party prior notice (of at least one Business Day if possible whilst complying with all applicable laws and duties) and consulted with the other party about the form and content of the disclosure;

(D)	to the extent that the disclosure is necessary for the purpose of implementing the Transaction, including obtaining all necessary Regulatory Approvals, and enforcing the provisions of this agreement;

(E)	to the extent that such information is required for inclusion in an Explanatory Statement or in any documents to be made available to the Court in support of a Scheme;

(F)	in the case of BBGA, to those persons referred to in clause 6.1(g) and any manager of those funds; or

(G)	with the other party’s prior written consent; and

(4)	return all Confidential Information of the other party provided to it and its directors, officers, employees, consultants, professional advisers or associates to the other party on the other party’s request, together with any copies or other record of the Confidential Information generated by any of those people.

(b)	BBGA’s obligations under clause 9.2(a) cease upon the Share Scheme becoming Effective.

10	Exclusivity obligation

10.1	No solicitation

(a)	Subject to clause 10.1(b), during the Exclusivity Period, Galore must not allow, permit or authorise any employee, officer, banker, lawyer or adviser or representative of Galore (or any of its subsidiaries) except with the prior written consent of BBGA to directly or indirectly:

(1)	solicit, encourage (including by way of providing information concerning Galore to any person), or initiate any Competing Proposal;

(2)	participate in any negotiations or discussions regarding, provide any person with any information with respect to, or take any other action to facilitate any enquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Competing Proposal; or

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(3)	enter into any agreement with respect to a Competing Proposal.

(b)	To the extent that the actions or provision of information under clause 10.1(a)(2) are required to be taken to discharge the fiduciary duties owed by any Galore director (as confirmed by senior counsel in writing prior to any such act occurring) or to prevent Galore from acting unlawfully, Galore may in response to a Competing Proposal:

(1)	provide information on Galore to any person who has, without Galore’s solicitation or initiation (direct or indirect), approached Galore and requested the information for the genuine purpose of a Competing Proposal; and

(2)	participate in discussions or negotiations with such person regarding any Competing Proposal which are not initiated or solicited by any of the persons listed in clause 10.1 (a).

10.2	Notification of approaches

During the Exclusivity Period, Galore must notify BBGA promptly if it becomes aware of any:

(a)	negotiations or discussions;

(b)	approach or attempt to initiate any negotiations or discussions; or

(c)	intention to make such an approach or attempt to initiate any negotiations or discussions,

in respect of any expression of interest, offer or proposal of a kind referred to in clause 10.1(a).

11	Costs and expenses

11.1	General costs and expenses

Except as set out in clause 11.2, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement and the proposed, attempted or actual implementation of this agreement, the Share Scheme and Option Arrangement or Options Scheme.

11.2	Payment of costs incurred by BBGA

(a)	Galore must reimburse BBGA in respect of the Costs to a maximum amount of $1.2 million (plus GST) if any of the following circumstances occur:

(1)	a Competing Proposal is announced or open for acceptance and pursuant to that Competing Proposal:

(A)	the alternative BBGA acquires a relevant interest in more than 50% of all Galore Shares; and

(B)	the Competing Proposal is free or becomes free of any defeating conditions; or

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(2)	a person other than BBGA acquires or agrees to acquire (whether or not conditionally) the whole or a substantial part of Galore’s assets, business or property; or

(3)	any of the directors of Galore fail to recommend the Transaction or withdraw, change or qualify their recommendation (including in circumstances where there is a Competing Proposal), provided that this circumstance must be ignored if a director changes his recommendation to discharge his fiduciary obligations following the receipt of an independent expert’s report on the Transaction which concludes that the Transaction is not fair nor reasonable or that it is not in the best interests of Galore Shareholders (but excluding the circumstances where such an expert conclusion is reached and a Competing Proposal, on terms more favourable to Galore Shareholders than the Transaction, exists at that time); or

(4)	Galore or any of Messrs Sam Linz, Robert Gavshon or Sydney Selati (or any of their affiliated entities that hold Galore Shares or Options), individually or collectively, indicate that they do not wish to proceed with the Transaction or that they will not support the Transaction’s consummation, other than in circumstances where Galore has a right to terminate this agreement; or

(5)	the agreement is terminated before the Transaction has been completed as a result of a material breach of this agreement by Galore.

(b)	Galore must pay BBGA the amount claimed under clause 11.2(a) within 5 Business Days of receipt by Galore of a demand for payment from BBGA where BBGA is entitled to make such demand under this clause 11.2. If required by Galore, the Costs claimed under clause 11.2(a) must be verified by invoices issued by the relevant third party to BBGA.

11.3	Reasonable pre-estimate of costs

The parties agree that:

(a)	the amount of Costs payable under clause 11.2(a) represents a reasonable pre-estimate by BBGA of the external advisory and financial costs of the proposed Transaction and all out of pocket expenses and internal costs of BBGA and its shareholders; and

(b)	notwithstanding clause 11.3(a), in the event of any Government Agency (including ASIC or the Takeovers Panel) or a court of law requiring any modification to the amount of Costs payable under clause 11.2(a) (including requiring such a modification as a condition of consenting to or approving a Scheme or as a condition of not opposing a Scheme, the parties will accept this determination and amend this agreement to that extent and it will not result in a breach of this agreement or termination of the transactions contemplated by it.

11.4	Security for Costs

(a)	As security for the obligations under clause 11.2, Galore must provide BBGA as soon as practicable after the date of this agreement (but in any

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event within 7 Business Days), with an unconditional irrevocable bank guarantee in an amount of A$1,320,000 (less costs of procuring the bank guarantee up to a maximum of A$25,000) having a term which expires no earlier than 31 March 2006 (Bank Guarantee).

(b)	BBGA has the right, without prejudice to any other remedy available to BBGA, to call on the Bank Guarantee if Galore does not comply with clause 11.2(b).

11.5	Other claims

This clause 11 does not limit the rights of Galore or BBGA in respect of any other claims that may arise under this agreement.

11.6	Stamp duty

BBGA must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this agreement or the Schemes or the steps to be taken under this agreement or the Schemes.

11.7	Survival

(a)	Subject to clause 11.7(b), the right to claim reimbursement of Costs under clause 11.2(a) will survive from termination of this agreement until 31 January 2006.

(b)	The right to claim reimbursement of Costs under clause 11.2(a)(1) will survive termination of this agreement until 31 March 2006 if a Competing Proposal is announced prior to the End Date or the date of termination, whichever is the later. The survival of rights under clause 11.2(a)(1) will only operate in respect of any Competing Proposal so announced and no other.

12	General

12.1	No representation or reliance

(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b)	Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

(c)	Each party acknowledges and confirms that clauses 12.1 (a) and (b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with the ASIC, NASDAQ or SEC.

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12.2	No merger

The rights and obligations of the parties will not merge on completion of the Transaction. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

12.3	Consents

A party may:

(a)	give conditionally or unconditionally; or

(b)	withhold,

its approval or consent in its absolute discretion unless this agreement expressly provides otherwise.

12.4	Notices

Any communication under or in connection with this agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

Galore

Name:	Barbeques Galore Limited

Address:	Building A2, Campus Business Park, 350-374 Parramatta Road Homebush NSW 2140

Fax no:	02 9735 4222

For the attention of: Robert Gavshon

BBGA

Name:	BBG Australia Pty Limited

Address:	Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no:	02 9250 8777

For the attention of: Paul Evans

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 12.4(b); and

(e)	is regarded as received by the addressee:

(1)	if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(2)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from

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which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day; and

(3)	if delivered by hand, on delivery at the address of the addressee as provided in clause 12.4(b), unless delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day.

12.5	Governing law and jurisdiction

(a)	This agreement is governed by the laws of New South Wales.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

12.6	Waivers

(a)	Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

12.7	Variation

This agreement may only be varied by a document signed by or on behalf of each of the parties.

12.8	Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this agreement (except for the creation by BBGA of security over its interests in this agreement) without the prior written consent of the other party.

12.9	Further action

Each party will do all things and execute all further documents necessary to give full effect to this agreement.

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12.10	Entire agreement

This agreement supersedes all previous agreements other than any pre-existing confidentiality agreements in respect of its subject matter and embodies the entire agreement between the parties.

12.11	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

12.12	Invalid or unenforceable provisions

If a provision of this agreement is invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

12.13	Remedies cumulative

Except as expressly provided to the contrary in this agreement or as permitted by law, the rights, powers and remedies provided in this agreement are cumulative with, and not exclusive to, the rights, powers or remedies provided by law independently of this agreement.

12.14	Takeover bid

Nothing in this agreement precludes BBGA from terminating this agreement under clause 4.2(d).

12.15	Service of process

Each party agrees that a document required to be served in proceedings about this agreement may be served:

(a)	by being delivered to or left at its address for service of notices under clause 12.4; or

(b)	in any other way permitted by law.

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Executed as an agreement:

Signed by BBG Australia Pty Limited

by:

Director/Secretary	Director

Paul Evans	Michael Hill
Name (please print)	Name (please print)

Signed by
Barbeques Galore Limited

by:

Director/Secretary	Director

Sam Linz	R. Gavshon
Name (please print)	Name (please print)

[Annexures not included]

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12	Share Scheme

004923648

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited
ABN	92 008 577 759
of Building A2, Campus Business Park, 350-374 Parramatta Road
Homebush NSW 2140
(Galore)

2	The holders of fully paid ordinary shares in Barbeques Galore Limited
(Shareholders)

1	Definitions and interpretation

1.1	Definitions

In this Scheme:

ADSs means American depository shares in Galore;

ASIC means the Australian Securities and Investments Commission;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Galore Board means the board of directors of Galore;

Implementation Agreement means the implementation agreement date 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is heard;

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Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme;

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registry means the share registry as maintained by the Company;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Deed Poll means the deed poll dated on or about 16 September 2005 executed by BBGA under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act;

Share Scheme Participant means each Shareholder as at the Record Date;

Share Transfer means, for each Share Scheme Participant, a duly completed and executed instrument of transfer of the Shares (other than any Excluded Shares) for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares);

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this Share Scheme have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

(e)	a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Share Scheme, and a reference to this Share Scheme includes any annexure and schedule;

(f)	a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

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(g)	a reference to any document (including this Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “A$” is a reference to the lawful currency of Australia;

(j)	a reference to “US$” is a reference to the lawful currency of the United States of America;

(k)	a reference to any time is a reference to that time in Sydney, Australia; and

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Share Scheme.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be dome on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australia Capital Territory and is a company limited by shares.

(b)	At 10 August 2005 4,671,091 Shares were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Share Scheme becomes Effective:

(1)	all the Shares (other than any Excluded Shares) will be transferred to BBGA, and BBGA will provide or procure the provision of the Share Scheme Consideration to Share Scheme Participants in accordance with the provisions of the Share Scheme; and

(2)	Galore will enter the name of BBGA in the Register in respect of all Shares (other than any Excluded Shares).

(e)	BBGA has entered into a Share Scheme Deed Poll in favour of the Share Scheme Participants pursuant to which it has covenanted to pay the Share Scheme Consideration in accordance with the terms of the Share Scheme Deed Poll.

3	Conditions

3.1	Conditions Precedent

The Share Scheme is conditional on:

(a)	all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Share Scheme Deed Poll being terminated before 8.00am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The satisfaction of the conditions contained within clause 3.1 of this Share Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Share Scheme.

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(b)	The Share Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before 31 December 2005.

4	The Scheme

(a)	On or before the first Business Day following approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Share Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)	In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(c)	BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to the Share Registry not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with this Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Record Date.

(e)	BBGA will execute and attend to the stamping of the Share Transfer (if necessary) and will deliver the Share Transfer to Galore for registration.

(f)	Immediately following receipt of the Share Transfer in respect of the Shares, Galore will enter the name of BBGA in the Register in respect of the Shares so transferred.

(g)	The Galore Board will be reconstituted by:

(1)	the appointment of BBGA nominees to the Galore Board; and

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(2)	the resignation from the Galore Board of all persons who are not nominees of BBGA,

as soon as practicable after all actions under clause 4(b) have been taken.

5	Dealings in Shares

(a)	To establish the identity of the Share Scheme Participants, dealings in Shares will only be recognised if:

(1)	the transferee is registered in the Register as the holder of the relevant Shares by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a)(2) on or before the Record Date.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Shares received after the Record Date, except as required to give effect to this Share Scheme.

(d)	For the purpose of determining entitlements to the Share Scheme Consideration, Galore must maintain the Register in accordance with the provisions of this clause 5 until the Share Scheme Consideration has been paid to the Share Scheme Participants. The Register in this form will solely determine entitlements to the Share Scheme Consideration and any other interests under this Share Scheme.

(e)	All certificates or statements of holding for Shares will cease to have effect from the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Share Scheme Consideration in respect of the Shares relating to that entry.

(f)	As soon as possible after the Record Date and in any event at least 2 Business Days before the Implementation Date, Galore will ensure that details of the names, registered addresses and holdings of Shares for each Share Scheme Participant are available to BBGA in the form BBGA reasonably requires.

6	General Scheme provisions

(a)	Should the Court propose to approve the Share Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)	The Share Scheme Participants agree to the transfer of their Shares in accordance with this Share Scheme.

(c)	The Share Scheme Participants are taken to have warranted to BBGA and Galore that all their Shares (including any rights attaching to those shares) which are transferred under this Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Shares together with any rights attaching to those shares.

(d)	From the Implementation Date to the time at which BBGA is entered in the Register as holder of a Scheme Participant’s Shares, each such Scheme Participant irrevocably appoints BBGA and each

Freehills Sydney\004901922

of its directors and officers (jointly and severally) as the Scheme Participant’s attorney and agent for the purpose of attending and speaking at any shareholder meetings of Galore, voting any of Scheme Participant’s Shares and otherwise exercising all of the rights attaching to such Shares.

(e)	BBGA will be beneficially entitled to the Shares transferred to it under this Share Scheme pending registration by Galore of BBGA in the Register as the holder of the Shares.

7	Power of attorney

Each Share Scheme Participant, without the need for any further act, irrevocably appoints Galore and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Share Scheme including a proper instrument of transfer of its Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares).

8	General

8.1	Consent

The Share Scheme Participants consent to Galore doing all things necessary or incidental to the implementation of this Share Scheme.

8.2	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to Galore, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Galore’s registered office or at the Share Registry.

8.3	Governing law

This Share Scheme is governed by the laws of New South Wales, Australia.

8.4	Further action

Galore will execute all documents and do all things necessary to implement and perform its obligations under this Share Scheme.

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13	Share Scheme Deed Poll

004923648

Deed	Poll – Share Scheme

Date:
By:		BBG Australia Pty Limited
ACN 113 996 384
of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:		Each holder of fully paid ordinary shares in Barbeques Galore Limited (Galore) other than excluded shares as at the Record Date (Share Scheme Participants)
Recitals
	A.	The directors of Galore consider that it is in the interests of Galore that Share Scheme Participants should consider approving the Share Scheme.

	B.	Accordingly, the directors of Galore have resolved that Galore should propose the Share Scheme.

	C.	The effect of the Share Scheme will be that all fully paid ordinary shares in Galore other than any Excluded Shares will be transferred to BBGA.

	D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

	E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Share Scheme.

	F.	BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Share Scheme Participants to perform certain of its obligations under the Implementation Agreement and the Share Scheme.

Operative	Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Deed Poll means this deed poll under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

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Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Implementation Agreement means the implementation agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registrar means Morgan Guaranty Trust Company of New York;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Participant means each Shareholder as at the Record Date;

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a)	the singular includes the plural and vice versa;

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed and a reference to this Deed Poll includes any annexure, exhibit and schedule;

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(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	references to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Share Scheme Participant in accordance with its terms even though the Share Scheme Participants are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Share Scheme becoming Effective.

(b)	If the Share Scheme does not become Effective on or before 31 December 2005, the obligations of BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed Poll except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Share Scheme Participants retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Share Scheme Consideration

(a)	Timing of payment

Subject to clause 2, on the Implementation Date:

(1)	BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)	In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(b)	Manner of payment

(1)	BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to

Freehills Sydney\004901907

BBGA (or the Share Registrar) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)	BBGA’s obligation to pay or procure the payment of the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the despatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with the Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque or funds transfer will be forwarded to the holder whose name appears first in the Register on the Record Date.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)	it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until:

(a)	BBGA has completely performed its obligations under this Deed Poll; or

(b)	the earlier termination of this Deed Poll under clause 2.

6	General

6.1	Stamp Duty

BBGA will:

(a)	pay all stamp duties and any related fines and penalties in respect of the Share Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Share Scheme and this Deed Poll; and

(b)	indemnify each Share Scheme Participant against any liability arising from failure to comply with clause 6.1(a).

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6.2	Notices

Any notice or other communication to BBGA in respect of this deed poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention:	Paul Evans

Address:	Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no:	02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 6.2(a); and

(d)	is taken to be received:

(1)	if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)	if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

6.3	Cumulative rights

The rights, powers and remedies of BBGA and the Share Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

6.4	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)	A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Share Scheme Participants giving effect to such amendment.

6.5	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

6.6	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

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6.7	Further action

BBGA will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

Executed	as a Deed Poll:

Signed	sealed and delivered by
BBG	Australia Pty Limited

by:

Secretary/Director	Director

Name (please print)	Name (please print)

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14	Options Scheme

004923648

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

2	The holders of options to subscribe for Shares in Barbeques Galore

Limited (Galore)

(Optionholders)

1	Definitions and interpretation

1.1	Definitions

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll dated on or about 16 September 2005 executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

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Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation may apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Options Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to “A$” is to the lawful currency of Australia.

(j)	A reference to “US$” is to the lawful currency of the United States of America.

(k)	A reference to a particular time of day shall be a reference to that time in Sydney, Australia.

(l)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

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1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australian Capital Territory and is a company limited by shares.

(b)	At 10 August 2005, 494,290 Options were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Options Scheme becomes Effective, then all the Options will be cancelled and BBGA will provide or procure the provision of the Options Consideration to the Optionholders in accordance with the provisions of this Options Scheme; and

(e)	BBGA has entered into a Deed Poll in favour of Optionholders pursuant to which it has covenanted to pay the Options Consideration in accordance with the terms of the Deed Poll.

3	Conditions Precedent to and Effectiveness of the Options Scheme

3.1	Conditions Precedent

The Options Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Deed Poll being terminated before 8.00 am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The fulfilment of the conditions contained within clause 3.1 of this Option Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Options Scheme.

(b)	The Options Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2005.

4	The Options Scheme

(a)	On or before the first Business Day following approval of the Options Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Options Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

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(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of bank cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(c)	BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to Galore not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in the Options Register at the Record Date, of a cheque for the Options Consideration due to that Options Scheme Participant in accordance with this Options Scheme.

(e)	Galore must not, and is under no obligation to, recognise or accept any notice purporting to exercise any Option which is received by Galore on or after the Effective Date.

5	Dealings in Options

(a)	For the purpose of establishing who are Optionholders, dealings in Options will only be recognised if valid and registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Options Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a) in respect of those dealings which are received on or before the Record Date at the place where the Options Register is kept provided that any such transmission or transfer is permitted under the terms of the relevant Options.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Record Date, except as required to give effect to this Options Scheme.

(d)	For the purpose of determining entitlements to the Options Consideration, Galore will, until the Options Consideration has been paid, maintain the Options Register in accordance with this clause 5 and the Options Register in this form will solely determine entitlements to the Options Consideration and any other interests under this Options Scheme.

(e)	Galore must procure that within two Business Days after the Record Date, details of the names, registered addresses and holdings of Options of every Options Scheme Participant as shown in the Options Register at the Record Date are available to BBGA in such form as BBGA may reasonably require.

(f)	As from the Record Date, all option certificates for the Options will cease to have effect as documents of title, and each entry on the Options Register at that date will cease to have any effect other than as evidence of entitlement to the Options Consideration.

6	General Options Scheme Provisions

(a)	Should the Court propose to approve this Options Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

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(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Options Scheme is sent by post to Galore, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Galore’s registered office.

(c)	Galore consents to the cancellation of the Options in accordance with the terms of the Options Scheme, and the terms of the Options are deemed to be varied to the extent necessary to permit such cancellation.

(d)	The Optionholders agree to the cancellation of their Options in accordance with the terms of the Options Scheme.

(e)	The Optionholders consent to Galore doing all things necessary or incidental to the implementation of the Options Scheme.

(f)	Galore will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Options Scheme.

(g)	Neither Galore nor BBGA nor any officer of either of those companies will be liable for anything done or omitted to be done in the performance of this Options Scheme in good faith.

(h)	Each Options Scheme Participant, without the need for any further act, irrevocably appoints Galore and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Options Scheme.

(i)	The proper law of the Options Scheme is the law of the State of New South Wales.

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Annexure A – Options Consideration

Vested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$6.38	11 April 2005	A$4.49
US$2.54	1 July 2005	A$9.61
US$4.10	1 January 2003	A$7.53
US$3.02	1 July 2002	A$8.97
US$4.67	1 July 2004	A$6.77
US$5.10	1 September 2005	A$6.20
US$4.74	15 September 2005	A$6.68

Unvested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	A$7.32

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15	Glossary

A$ means Australian currency.

ADS means an American Depositary Share representing one ordinary share in the capital of the Company.

ASIC means the Australian Securities and Investments Commission.

Australian Tax Adviser’s Report means the report of Greenwoods & Freehills Pty Limited set out in Section 7 of this Explanatory Statement.

Barbeques Galore means Barbeques Galore Limited ABN 92 008 577 759.

Barbeques Galore, Inc. means Barbeques Galore, Inc., a US subsidiary of the Company.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

BBG Holdings means BBG Holdings Pty Limited ACN 113 995 403.

BBGQ Holdings means BBGQ Holdings LLC.

BBG Finance means BBG (US Finance) LLC.

Board means the board of directors of the Company.

Business Day means a week day on which trading banks are open for business in Sydney.

Buy-back means the proposed selective buy-back of the Excluded Shares as described in Section 6 of this Explanatory Statement.

Company means Barbeques Galore Limited ABN 92 008 577 759.

Conditions means the conditions precedent specified in clause 3.1 of the Implementation Agreement (as set out in Section 11 of this Explanatory Statement), and summarised in Section 5.4 of this Explanatory Statement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Custodian means Westpac Custodian Nominees Limited ABN 18 002 861 565, the custodian of the ADSs.

Deed Poll means the Deed Poll to be executed by BBGA in favour of Shareholders undertaking to perform certain obligations in connection with the Share Scheme, in the form set out in Section 13 of this Explanatory Statement.

Depositary means JP Morgan Chase Bank, N.A..

Director means a director of the Company.

Effective when used in relation to the Share Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Share Scheme.

Effective Date means the date on which an office copy of a Court order under section 411(4)(b) of the Corporations Act approving the Share Scheme is lodged with ASIC, pursuant to section 411(10) of the Corporations Act.

Equity means shares and/or loan notes.

004923648

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date.

Explanatory Statement means this Explanatory Statement and includes all annexures which are attached to this Explanatory Statement.

Extraordinary General Meeting means the extraordinary general meeting of the members of Barbeques Galore to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia on 14 October 2005 at 10.30am to approve the Buy-back.

FIRB means Foreign Investment Review Board.

Galore Group means Barbeques Galore and its subsidiaries.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between the Company and BBGA in relation to the Share Scheme and Options Scheme.

Implementation Date means the fifth Business Day following the Record Date.

Independent Expert means WHK Corporate Advisory Limited.

Independent Expert’s Report means the report of the Independent Expert set out in Section 9 of this Explanatory Statement.

Initial Investors means:

(a)	Ironbridge Capital A Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund A;

(b)	Ironbridge Capital B Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund B;

(c)	Ironbridge Capital G.P. Limited as General Partner of Ironbridge Capital 2003/4 Fund LP; and

(d)	Jonathan Pinshaw as trustee for the Pinshaw Family Trust,

or their nominees.

Initial Management Investor means Jonathan Pinshaw as trustee for the Pinshaw Family Trust.

Ironbridge Capital means Ironbridge Capital Pty Limited ABN 90 105 880 108.

Ironbridge Funds means:

(a)	Ironbridge Capital 2003/4 Fund A;

(b)	Ironbridge Capital 2003/4 Fund B; and

(c)	Ironbridge Capital 2003/4 Fund LP.

NASDAQ means the National Association of Securities Dealers Automated Quotation.

NASDAQ Marketplace Rules means the official rules of the NASDAQ.

Notices of Meetings means the notice of meeting for the Share Scheme and the notice of meeting for the Extraordinary General Meeting which form part of this Explanatory Statement.

Optionholder means each person who is the holder of an Option.

Option means an option over unissued Shares.

Options Scheme means the scheme of arrangement between the Company and Optionholders set out in Section 14 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

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Options Scheme Consideration means the consideration payable to Optionholders under the Options Scheme.

Options Scheme Meeting means the meeting of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Option Scheme Participant means each Optionholder as at the Record Date.

Participating Shares means Shares held by Share Scheme Participants as at the Record Date.

Proposed Transaction means together:

(a)	the proposal to transfer all of the Shares held by Share Scheme Participants to BBGA for a payment of A$13.00 per Share on the terms described in this Explanatory Statement; and

(b)	the proposal to cancel all of the existing Options for the Options Scheme Consideration through the Options Scheme.

Record Date means 5pm (Sydney time) on the date which is 5 Business Days after the Effective Date or any other date agreed with the NASDAQ, being the record date to determine entitlements to participate in the Share Scheme.

Register means the Company’s register of members.

SEC means United States Securities and Exchange Commission.

Second Court Date means the first day on which an application made to the Court for an order to approve the Share Scheme is heard.

Securities Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means the share registry as maintained by the Company.

Share Scheme means the scheme of arrangement between the Company and Shareholders set out in Section 12 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Share Scheme Consideration means A$13.00 for each Share held at the Record Date by a Share Scheme Participant.

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Share Scheme Participant means each Shareholder as at the Record Date, other than to the extent that a person holds Excluded Shares.

Shareholder means a person registered as a holder of a Share.

US$ means the currency of the United States of America.

US Person means a US person as defined in Regulation S, the United States Securities Act of 1933, as amended.

US Tax Adviser’s Report means the report of DLA Piper Rudnick Gray Cary set out in Section 8 of this Explanatory Statement.

1997 Share Option Plan means the Company’s share option plan adopted on 1 October 1997.

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BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF COURT ORDERED SCHEME MEETING OF

PARTICIPATING MEMBERS OF BARBEQUES GALORE LIMITED

Notice is hereby given that, by an order of the Federal Court of Australia, a meeting of members of Barbeques Galore Limited will be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, on 14 October 2005 at 10am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution:

“That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between Barbeques Galore Limited and its fully paid ordinary shareholders which is described in the booklet of which the notice convening this meeting forms part (the Share Scheme) is approved and should be implemented (with or without modification as approved by the Federal Court of Australia)”.

Explanatory Statement

A copy of the proposed Share Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act are contained in the Explanatory Statement of which this Notice forms part.

Terms used in this Notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority Required

In accordance with section 411(4)(a) of the Corporations Act, for the Share Scheme to be effective, the resolution must be passed by:

•	a majority in number of holders of ordinary shares present and voting (either in person or by proxy); and

•	75% of the votes cast on the resolution.

Voting Entitlement

For the purposes of this meeting, shares will be taken to be held by the persons who are the registered holders at 5pm (Sydney time) on 12 October 2005. In order to effect this, the Company will not register any transfers or transmissions received after that time until after the Extraordinary General Meeting.

Proxies

If you are a member entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member of the Company. If you are entitled to cast 2 or more votes, you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of your votes.

To be effective, a completed proxy form must be received at the Share Registry at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, Attn: David Glaser or by facsimile at 61 2 9735 4170 no later than 10am on 12 October 2005.

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A proxy form accompanies this notice of meeting.

Court Approval

The Share Scheme (with or without modification) is subject to the approval of the Federal Court of Australia.

Dated: 16 September 2005

Company Secretary

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BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given to the members of Barbeques Galore Limited (the Company) that an Extraordinary General Meeting will be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, on 14 October 2005 at 10.30am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution as a special resolution.

“That, pursuant to and in accordance with section 257D of the Corporations Act, the buy-back of 425,000 fully paid ordinary shares in the Company represented by ADSs held by Barbeques Galore, Inc. described in section 6 of the booklet of which the notice convening this meeting forms part (the Buy-back) is approved and should occur”.

Explanatory Statement

The Buy-back is described in the Explanatory Statement of which this notice of meeting forms part. Terms used in this notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority Required

In accordance with section 257D of the Corporations Act, for the Buy-back to be effective, the resolution must be passed by:

•	75% of the votes cast on the resolution (voting either in person or by proxy), with no votes being cast in favour of the resolution by the Custodian; or

•	all ordinary Shareholders.

Voting Entitlement

For the purposes of this meeting, shares will be taken to be held by the persons who are the registered holders at 5pm (Sydney time) on 12 October 2005. In order to effect this, the Company will not register any transfers or transmissions received after that time until after the Extraordinary General Meeting.

Voting exclusion statement

The company will disregard any votes cast in favour of the resolution by the Custodian.

Proxies

If you are a member entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member of the Company. If you are entitled to cast 2 or more votes, you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of your votes.

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To be effective, a completed proxy form must be received at the Share Registry at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia (Attn: David Glaser) or by facsimile at 61 2 9735 4170 no later than 10am on 12 October 2005.

A proxy form accompanies this notice of meeting.

Dated: 16 September 2005

Company Secretary

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